
08047278

Omnicom

ANNUAL REPORT

2007

Omnicom

COMPARATIVE HIGHLIGHTS(a)

	2007	2006	2005	2004	2003	5 YR. CAGR
			(Amounts in Millions Except Per Share Amounts)			
Operating Data:						
Revenue	**$12,694.0**	$11,376.9	$10,481.1	$9,747.2	$8,621.4	11.0%
Operating Profit	**1,659.1**	1,483.5	1,339.8	1,215.4	1,091.9	11.0%
Net Income	**975.7**	864.0	790.7	723.5	631.0	11.3%
Earnings per share:						
—Basic	**$2.99**	$2.52	$2.19	$1.95	$1.68	14.3%
—Diluted	**2.95**	2.50	2.18	1.94	1.68	14.0%
Dividends per share	**$0.575**	$0.50	$0.463	$0.450	$0.400	7.5%
Common stock data						
Weighted average number of common shares and common equivalent shares outstanding during the year						
—Basic	**326.0**	342.9	360.7	371.4	374.5	
—Diluted	**330.4**	346.1	363.6	373.2	375.1	

(a) In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148")", we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, was recorded as an expense in the current period utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior periods have been restated as if we had used the fair value method to account for stock-based employee compensation. On June 25th, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, dividends declared and all current and prior period earnings per share data have been adjusted to reflect the stock split in accordance with SFAS 128 "Earnings per Share."

PERFORMANCE GRAPH

The graph below compares the cumulative total return on our common stock during the last five fiscal years with the Standard & Poor's 500 Composite Index and a peer group of publicly held corporate communications and marketing holding companies. The peer group consists of The Interpublic Group of Companies, Inc., WPP Group plc, Publicis Groupe SA and Havas. The graph shows the value at the end of each year of each $100 invested in our common stock, the S&P 500 Index and the peer group. The graph assumes the reinvestment of dividends.

Returns depicted in the graph are not indicative of future performance.


Comparison of Cumulative Five Year Total
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Omnicom Group
S&P 500 Index
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Dear Fellow Shareholders

Stated simply, 2007 was a terrific year for Omnicom and a confirmation of our strategy of seeking consistent returns from a diversified, yet complementary, portfolio of outstanding businesses. Earnings per share grew by 18 percent, driven by record revenues that featured strong contributions from all markets and disciplines. The talented teams at our agencies captured a major share of the world's awards for creative excellence, and we continued to invest to ensure we have the depth and breadth of skills our clients need, wherever they need them.

There were several notable transitions at our agency networks during 2007. At TBWA Worldwide, Jean-Marie Dru took on the position of Chairman, passing the reins of CEO to the network's President, Tom Carroll. Lee Clow, who had served as Chairman, will continue to lead the evolution of TBWA's product as its Global Director of Media Arts.

Late in 2007, the Omnicom family lost a great friend and founding colleague with the passing of Phil Dusenberry. Phil, named one of the "Top 100 Advertising People" over the last century by *Advertising Age*, was a true legend in the business. As Chairman and Chief Creative Officer of BBDO New York, and subsequently as Chairman of BBDO North America, he helped transform BBDO into a creative powerhouse that produced some of the most memorable campaigns of the time. Phil's motto — "The Work, The Work, The Work" — remains the touchstone by which BBDO, and in fact all Omnicom agencies, judge and promote the quality of their creative output.

2007 Financial Highlights

Diluted earnings per share rose 18 percent to $2.95.

Net income increased 13 percent to $976 million.

Worldwide revenue rose 11.6 percent to $12.7 billion.

Advertising revenues advanced 12 percent, CRM 14 percent, Public Relations 11 percent, and Specialty Communications 6 percent, excluding a prior-year disposition.

Operating income grew 12 percent to $1.7 billion; operating margins were 13.1 percent.

Cash flow from operations was $1.6 billion.

And in that regard, 2007 was a stellar year. BBDO Worldwide won top honors as the Most Awarded Network in the World from *The Gunn Report* for the second consecutive year and a record fifth time. TBWA Worldwide took third place, with TBWA\Chiat\Day winning Most Awarded Agency in the World. BBDO Worldwide and DDB Worldwide captured first and third place, respectively, in The Big Won as the most-awarded agency networks across every media discipline. At the prestigious Cannes International Advertising Festival, BBDO Worldwide and DDB Worldwide took first and second place honors for Network of the Year, while OMD was named Media Agency of the Year. And Tribal DDB Worldwide, exemplifying the acceptance of digital communications as mainstream media, became the first-ever digital agency to be named Global Network of the Year by *Advertising Age*.

It is hard to overstate the importance of "The Work" to Omnicom's success. Creative excellence is the very soul of our business. And when it is backed with outstanding service quality and measurable results for clients — which our agencies are among the world's best at providing – our investments in creative quality pay consistently outsized dividends over the long term. We saw those returns reflected in another year of record revenues in 2007.

Investing in our relationships

As we've often said, the investments Omnicom and its agency brands continually make to strengthen our creative product, broaden our strategic platforms, or extend our geographic reach have a common purpose: We want to meet more of the needs of our largest clients, wherever and however they do business. Omnicom was an active investor during 2007, adding measurably to the skills, tools and talent that strengthen our existing businesses, deepen our client relationships, and deliver tangible returns to shareholders.

While meeting more of the needs of our largest clients may seem like old news to some, it is a strategic premise that continually renews itself as we find more and better ways to serve clients. And nowhere is this premise more evident than in the ongoing and rapid integration of digital communications into the marketing mainstream. Across disciplines and geographies, Omnicom agencies have made significant progress — some would say creative leaps — in finding new ways to blend digital and traditional media to provide efficient, dynamic communication opportunities for their clients.

New technologies provide consumers with opportunities to express themselves as never before with content, media and brands — and each other — in diverse and innovative ways. Consumers of all ages are interacting with products, sharing information and executing transactions differently, and clients are adjusting their marketing spend accordingly. So the conventional advertising or public relations campaign of just a few years ago now requires our agencies to be proficient across a much broader, integrated and interactive communications platform in order to create engaging dialogues between brands and consumers.

As this evolution continues, our strategy will remain focused on building resources, scale and unique capabilities that allow us to benefit from these changes and add measurably to the skills, tools and talent that strengthen our client relationships and deliver tangible returns to shareholders. Our success to date in meeting the needs of clients in this digitally enhanced marketplace was underscored recently when *Advertising Age* ranked Omnicom as the industry's largest digital holding company.

We believe that Omnicom's agencies and networks offer a great advantage to clients who must deal with the issue of getting consumers actively involved with their brands: Our client-centric culture enables us to create formal and virtual collaborative networks that are relevant to a specific need. This allows the sharing of skills and resources across agencies and disciplines to address all aspects of a client's marketing challenges. It is an organizing principle that continues to be very effective at enabling our agencies to embrace the challenges and opportunities that the evolution of the marketing communications platform is presenting.

Investing in our communities
As an industry leader, Omnicom promotes socially responsible policies and practices that make positive contributions to communities across all of our operations. Whether our agencies are involved in reducing their impact on the environment, deepening the diversity of their workforces, or lending a hand to their communities, we believe investing in our communities is more than smart business — it is the right thing to do.

Environment There is a clear need and solid business case for all companies to reduce their impact on the environment. Our agencies around the world are actively involved in developing and implementing efforts to reduce their environmental footprint, from office-level initiatives to decrease energy usage to networkwide programs to drive down their carbon footprint. Our aim is to reduce the environmental impact of our activities associated with our business and to seek continual improvements in the management of energy usage across the Omnicom family of agencies. In one particularly innovative program, PHD, our media network, plans to quantify for clients the life-cycle environmental impact of a wide variety of advertising media options.

Diversity One of our stated goals is to build cultures that promote creativity in the multicultural mainstream marketplace. We moved closer to that goal during 2007 with the formation of the Omnicom Diversity Development Advisory Committee (DDAC). The committee comprises eight distinguished business and community leaders as well as past and present Omnicom executives. The DDAC has a broad mission to advance the diversity of the advertising industry, which includes improving its ability to identify and attract minority talent, increasing the profile of the industry among minority communities, and assisting Omnicom in developing the talent of minority employees.

Philanthropy Omnicom companies have a long history of helping their communities and charitable causes with pro bono communications support, direct contributions and employee volunteerism. We believe that our employees the world over can greatly assist worthy social causes by helping to raise awareness, recruit members and volunteers and increase support among influential audiences. In just one example of thousands of volunteer efforts around the world, attendees at our 2007 North American Financial Leadership Conference worked with Kaboom! to build a badly needed playground for the 600 children attending the Laurel elementary school in New Orleans; more than half of these children have been living in temporary housing since the devastation of Hurricane Katrina. Omnicom also donated funds to the school for the purchase of lockers and uniforms, and to support other school programs.

Investing in our people

Whether measured by creative excellence, management skills or financial acumen, our employees across the Omnicom family of agencies have a deep wealth of collective business experience. For many years, Omnicom has been an industry leader in formalizing and disseminating this knowledge through a variety of advanced education programs. And while the investment has been substantial since we began these initiatives in 1995, it is one that generates tremendous long-term value for Omnicom, not just in more efficient, innovative operations, but also in our ability to motivate and retain the creative, entrepreneurial leaders who are the lifeblood of our business.

During 2007 we extended the reach of these programs to Asia, a region of great strategic importance to many of our clients and agencies. Omnicom University, for example, offers three courses — the Senior Management Program (SMP), Postgraduate SMP Program and the Advanced Management Program — that are attended by hundreds of our senior managers and future leaders annually. In 2007 we added an Advanced Management Program in China to those we hold each year in the United States and Europe.

Last year marked the fifth year of the Omnicom MBA Residency Program, our innovative, 24-month program during which graduates of top business schools rotate through six different marketing disciplines, guided by senior management mentors at our agencies and Omnicom. We have increased the number of participants in this very successful program and created a similar opportunity in China. And as part of our continuing support of the development of young talent there, in early 2007 we presented the first annual prizes in the Omnicom MBA Scholarship Awards competition for outstanding students enrolled in MBA programs in China.

One important resource that Omnicom brings to its agencies is tools that help managers run their businesses efficiently. Our Financial Leadership Conferences, which bring together our accumulated expertise on key business management issues such as accounting, taxation, real estate, financial systems and business planning, have enjoyed rapid growth in participation in recent years in Asia, Europe and the United States.

Looking ahead

At this writing, there is no clear consensus about the direction of the U.S. economy or the longer-term impact of credit defaults on global capital markets. Here is what we do know: Omnicom began 2008 in a very strong position, with well-balanced, flexible cost structures, a great mix of business, and outstanding teams across all of our agencies. Economic challenges may impact some of the very broad base of clients and industries Omnicom agencies serve. But we believe that our portfolio of businesses, which is well-diversified by discipline and geography, positions Omnicom very well to weather almost any economic turbulence that may develop. That was certainly the case during the last recession, when we continued to build revenues and profits despite a broadly based downturn.

Our intention, then, is to remain focused on delivering consistent, long-term results for shareholders in whatever economic environment we find ourselves. Through a combination of internal development and acquisition, we will continue to build our business capabilities both by discipline and geography around the needs of our clients, who are the smartest and most-demanding marketers in the world. As always, our discipline demands that we seek appropriateness in strategy, fit and price.

In 2008, as it was in 2007 and every other year before, Omnicom's business is really about people, product and profit. It is about attracting and developing the very best creative and operational talent, who in turn deliver outstanding results for clients and shareholders. In meeting our goals for excellence in each of these fundamental aspects of our business, we are fortunate to have the industry's very best men and women working for our agencies, our clients and our shareholders. They are the drivers of Omnicom's performance in all the ways that really count.

Sincerely,



John D. Wren
President & Chief Executive Officer
April 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2007

Commission File Number: 1-10551

OMNICOM GROUP INC.
(Exact name of registrant as specified in its charter)

New York	**13-1514814**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
437 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 415-3600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which Registered
Common Stock, $.15 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

At February 11, 2008, 320,600,000 shares of Omnicom Common Stock, $.15 par value, were outstanding; the aggregate market value of the voting stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $17,252,000,000.

Certain portions of Omnicom's definitive proxy statement relating to its annual meeting of shareholders scheduled to be held on May 16, 2008 are incorporated by reference into Part III of this report.

OMNICOM GROUP INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

* The information regarding Executive Officers of the Registrant is included in Part I, Item 1, "Business." Additional information called for by Items 10, 11, 12, 13 and 14, to the extent not included in this document, is incorporated herein by reference to the information to be included under the captions "Corporate Governance," "Certain Transactions," "Executive Compensation" and "Stock Ownership" in our definitive proxy statement, which is expected to be filed by April 4, 2008.

FORWARD LOOKING STATEMENTS

Certain of the statements in this annual report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. These statements relate to future events or future financial performance and involve known and unknown risks and other factors that may cause our actual or our industry's results, levels of activity or achievement to be materially different from those expressed or implied by any forward-looking statements. These risks and uncertainties, including those resulting from specific factors identified under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," include, but are not limited to, our future financial condition and results of operations, changes in general economic conditions, competitive factors, changes in client communication requirements, the hiring and retention of personnel, our ability to attract new clients and retain existing clients, changes in government regulations impacting our advertising and marketing strategies, risks associated with assumptions we make in connection with our critical accounting estimates, legal proceedings, settlements, investigations and claims, and our international operations, which are subject to the risks of currency fluctuations and exchange controls. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are our present expectations. Actual events or results may differ. We undertake no obligation to update or revise any forward-looking statement, except as required by law.

AVAILABLE INFORMATION

Our internet address is www.omnicomgroup.com at which we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such material with the Securities and Exchange Commission or the "SEC." Our SEC reports can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. Any document that we file with the SEC may also be read and copied at the SEC's Public Reference Room located at Room 1580, 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available from the SEC's website at http://www.sec.gov and at the offices of the New York Stock Exchange.

PART I

Introduction

This report is both our 2007 annual report to shareholders and our 2007 annual report on Form 10-K required under the federal securities laws.

We are a strategic holding company. We provide professional services to clients through multiple agencies operating in all major markets around the world. Our companies provide advertising, marketing and corporate communications services. For simplicity, the terms "Omnicom," "we," "our" and "us" each refer to Omnicom Group Inc. and our subsidiaries unless the context indicates otherwise.

Item 1. Business

Our Business: Omnicom, a strategic holding company, was formed in 1986 by the merger of several leading advertising, marketing and corporate communications companies. We are one of the largest advertising, marketing and corporate communications companies in the world and we operate in a highly competitive industry. The proliferation of media channels, including the rapid development of interactive technologies and mediums along with their integration within all offerings, have effectively fragmented mass audiences. These developments make it increasingly more difficult for marketers to reach their target audiences in a cost-effective way, causing them to turn to marketing service providers such as Omnicom for a customized mix of advertising and marketing communications services designed to make the best use of their total marketing expenditures.

Our agencies, which operate in all major markets around the world, provide an extensive range of services which we group into four fundamental disciplines: traditional media advertising; customer relationship management ("CRM"); public relations; and specialty communications. The services included in these categories are:

advertising
brand consultancy
corporate social responsibility consulting
crisis communications
custom publishing
database management
digital and interactive marketing
direct marketing
directory advertising
entertainment marketing
environmental design
experiential marketing
field marketing
financial / corporate business-to-business advertising
graphic arts
healthcare communications
instore design
investor relations
marketing research
media planning and buying
mobile marketing services
multi-cultural marketing
non-profit marketing
organizational communications
package design
product placement
promotional marketing
public affairs
public relations
recruitment communications
reputation consulting
retail marketing
search engine marketing
sports and event marketing

Although the medium used to reach a given client's target audience may be different across each of these disciplines, the marketing message is developed and delivered in a similar way by providing client-specific consulting services.

Our business model was built and evolves around our clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. The fundamental premise of our business is to structure our business offerings and allocate our resources based on the specific requirements of our clients. As clients increase their demands for marketing effectiveness and efficiency, they have tended to consolidate their business with larger, multi-disciplinary agencies or integrated groups of agencies. Accordingly, our business model demands that multiple agencies within Omnicom collaborate in formal and informal virtual networks that cut across internal organizational structures to execute against our clients' specific marketing requirements. We believe that this organizational philosophy, and our ability to execute it, helps to differentiate us from our competition.

Our agency networks and our virtual networks, provide us with the ability to integrate services across all disciplines. This means that the delivery of these services can, and does, take place across agencies, networks and geographic regions simultaneously.

Further, for the longer term, we believe that our virtual network strategy facilitates better integration of services required by the demands of the marketplace for advertising and marketing communications services. Our over-arching strategy for our business is to continue to use our virtual networks to grow our business relationships with our clients.

The various components of our business and material factors that affected us in 2007 are discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") of this report. None of our acquisitions in 2007, 2006 or 2005 were material to our consolidated financial position or results of operations. For information concerning our acquisitions, see Note 2 to our consolidated financial statements.

Geographic Regions and Segments: Our total consolidated revenue is about evenly divided between U.S. and non-U.S. operations. For financial information concerning domestic and foreign operations and segment reporting, see our MD&A and Note 5 to our consolidated financial statements.

Our Clients: Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients, across a variety of geographic regions and locations. Our clients participate in virtually all industry sectors of the global economy. Furthermore, in many cases, our agencies or networks serve different product groups within the same clients served by other Omnicom agencies or networks. For example, our largest client was served by more than 100 of our agencies in 2007 and represented 2.8% of our 2007 consolidated revenue. No other client accounted for more than 2.4% of our consolidated 2007 revenue. Each of our top 100 clients was served, on average, by more than 40 of our agencies in 2007 and represented 46.2% of our 2007 consolidated revenue.

Our Employees: At December 31, 2007, we employed approximately 70,000 people. We are not party to any significant collective bargaining agreements. The skill-sets of our workforce across our agencies and within each discipline are similar. Common to all is the ability to understand a client's brand, its selling proposition and the ability to develop a unique message to communicate the value of the brand to the client's target audience. Recognizing the importance of this core competency, we have established tailored training and education programs for our service professionals around this competency. See our MD&A for a discussion of the effect of salary and related costs on our historical results of operations.

Executive Officers of the Registrant: Our executive officers as of February 15, 2008 are:

Name	Position	Age
Bruce Crawford	Chairman	79
John D. Wren	President and Chief Executive Officer	55
Randall J. Weisenburger	Executive Vice President and Chief Financial Officer	49
Michael Birkin	Vice Chairman	49
Peter Mead	Vice Chairman	68
Philip J. Angelastro	Senior Vice President Finance and Controller	43
Charles Brymer	President and Chief Executive Officer of DDB Worldwide	48
Thomas Carroll	President and Chief Executive Officer of TBWA Worldwide	52
Thomas L. Harrison	Chairman and Chief Executive Officer of Diversified Agency Services ("DAS")	60
Michael J. O'Brien	Senior Vice President, General Counsel and Secretary	46
Andrew Robertson	President and Chief Executive Officer of BBDO Worldwide	47
Daryl D. Simm	Chairman and Chief Executive Officer of Omnicom Media Group	46

All of the executive officers have held their present positions at Omnicom for at least five years except as specified below.

Michael Birkin was appointed Vice Chairman, as well as President and CEO of Omnicom Asia-Pacific, on March 1, 2005. From 1999 to 2005, he served as Worldwide President of DAS. Mr. Birkin previously served as International President of DAS from 1997 to 1999 and European Managing Director of DAS from 1995 to 1997.

Charles Brymer was named President and CEO of DDB Worldwide in April 2006. Formerly, Mr. Brymer was the Chairman and CEO of Interbrand Group, a global brand consultancy firm.

Thomas Carroll was named Chief Executive Officer of TBWA Worldwide on December 17, 2007, having been made President of TBWA Worldwide in September 2006. From August 2004 until September 2006, Mr. Carroll served as Vice Chairman of TBWA Worldwide. Before that, he was President of TBWA Americas.

Michael O'Brien joined Omnicom Group Inc. in November 2003 and was appointed Senior Vice President, General Counsel and Secretary in December 2003. Before that, Mr. O'Brien was a partner in the law firm of Goodwin Procter LLP.

Andrew Robertson was named Chief Executive Officer of BBDO Worldwide in May of 2004, having been made President of BBDO Worldwide in 2002. In 2001, Mr. Robertson was President and CEO of BBDO North America and was subsequently elected to the Worldwide Board of Directors of BBDO. He joined BBDO in 1995.

Daryl Simm was named Chairman and Chief Executive Officer of Omnicom Media Group in November 2005. Mr. Simm previously held the position of President and CEO of OMG.

Additional information about our directors and executive officers appears under the captions "Corporate Governance," "Certain Transactions," "Election of Directors," "Executive Compensation" and "Stock Ownership" in our definitive proxy statement, which is expected to be filed by April 4, 2008.

Item 1A. Risk Factors

Companies periodically review and change their advertising, marketing and corporate communications services business models and relationships. If we are unable to remain competitive or retain key clients, our business and financial results may be materially adversely affected.

The businesses in which we participate are highly competitive. Key competitive considerations for retaining existing business and winning new business include our ability to develop creative solutions that meet client needs, the quality and effectiveness of the services we offer, and our ability to efficiently serve clients, particularly large international clients, on a broad geographic basis. While many of our client relationships are long-standing, companies put their advertising, marketing and corporate communications services business up for competitive review from time to time. We have won and lost accounts in the past as a result of these reviews. To the extent that we are not able to remain competitive, our revenue may be adversely affected, which could then affect our results of operations and financial condition.

The success of our acquiring and retaining clients depends on our ability to avoid and manage conflicts of interest arising out of other client relationships and retention of key personnel.

Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients' perceptions of, or policies concerning, conflicts of interest arising out of other client relationships. If we are unable to maintain multiple agencies to effectively manage multiple client relationships and avoid potential conflicts of interests, our business and financial results may be materially adversely affected.

In addition, we may lose or fail to attract and retain key personnel. Our employees are our most important assets. Our ability to attract and retain key personnel is an important aspect of our competitiveness. If we are unable to attract and retain key personnel, our ability to provide our services in the manner our customers have come to expect may be adversely affected, which could harm our reputation and result in a loss of clients, which could have a material adverse effect on our results of operations and financial condition.

Government regulations and consumer advocates may limit the scope of the content of our services, which could affect our ability to meet our clients' needs, which could have a material adverse effect on our business.

Government agencies and consumer groups have directly or indirectly from time to time affected or attempted to affect the scope, content and manner of presentation of advertising, marketing and corporate communications services, whether through regulations or other governmental actions. Any such limitations on the scope of the content of our services could affect our ability to meet our clients' needs, which could have a material adverse effect on our results of operations and financial condition. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system to challenge advertising practices. We cannot assure investors that such claims by businesses or governmental agencies will not have a material adverse effect on our results of operations and financial condition in the future.

We receive approximately 46% of our revenue from our 100 largest clients, and the loss of several of these clients could adversely impact our prospects, our business and our results of operations and financial condition.

Our clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. It is possible that our clients could reduce spending in comparison with historical patterns, or they could reduce future spending. A significant reduction in advertising and marketing spending by our largest clients, or the loss of several of our largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect our revenue, which could have a material adverse effect on our results of operations and financial condition.

We may be impacted during periods of economic recession.

Our business may be adversely affected by downturns in general economic conditions or during periods of economic recession due to potential reductions in client advertising, marketing and corporate communications budgets and overall spending levels. The effect of a reduction in any of these items could have a material adverse effect on our results of operations and financial condition.

We are a global service business and face certain risks of doing business abroad, including political instability and exchange controls, which could have a material adverse effect on our results of operations.

We face the risks normally associated with global services businesses. The operational and financial performance of our businesses are typically tied to overall economic and regional market conditions, competition for client assignments and talented staff, new business wins and losses and the risks associated with extensive international operations. There are some risks of doing business abroad, including those of political instability and exchange controls, which do not affect domestic-focused firms. For financial information on our operations by geographic area, see Note 5 to our consolidated financial statements.

We are exposed to risks from operating in developing countries.

We conduct business in various developing countries around the world. The risks associated with conducting business in developing countries can include slower payment of invoices; nationalization; social, political and economic instability; and currency repatriation restrictions, among other risks. In addition, commercial laws in many of these countries can be vague, inconsistently administered and retroactively applied. If we are deemed not to be in compliance with applicable laws in developing countries where we conduct business, our prospects, business, financial condition and results of operations in those countries could be harmed, which could then have an adverse impact on our results of operations and financial condition.

Holders of our convertible notes have the right to cause us to repurchase up to $2.0 billion, in whole or in part, at specified dates in the future.

If we are required to satisfy a put to repurchase our convertible notes, we expect to have sufficient available cash and unused credit commitments to fund the put. We also believe that we will still have ample capacity under our existing credit commitments to meet our cash requirements for the normal course of our business operations after any put event. However, in the event that our existing credit commitments or our cash flow from operations were decreased, we could experience difficulties in funding our business operations and would have to seek additional funding alternatives as described more fully in our MD&A. Furthermore, the 2031, 2032, 2033 and 2038 Notes are convertible, at specified ratios if, in the case of the 2031 Notes and the 2032 Notes, our long-term debt credit ratings are downgraded to BBB or lower by Standard & Poor's Ratings Service, or Baa3 or lower by Moody's Investors Service or in the case of the 2033 and 2038 Notes to BBB- or lower by S&P, and Ba1 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion and would not accelerate the holder's right to cause us to repurchase the notes.

Downgrades of our debt credit ratings could adversely affect us.

Standard and Poor's Rating Service currently rates our long-term debt A-, Moody's Investors Service rates our long-term debt Baa1 and Fitch Ratings rates our long-term debt A-. Our short-term debt ratings are A2, P2 and F2 by the respective agencies. Our outstanding senior notes, convertible notes and our existing bank credit facility do not contain provisions that require acceleration of cash payment upon a downgrade. The interest rates and fees on our bank credit facility, however, would increase if our long-term debt credit rating is downgraded. Additionally, our access to the capital markets could be adversely affected by adverse changes to the short- or long-term debt credit ratings assigned to us by independent rating agencies.

We may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

We regularly review potential acquisitions of businesses we believe may be complementary to our businesses and client needs. As part of the review we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, we might not realize the intended advantages of any given acquisition. If we fail to identify certain material risks from one or more acquisitions, our results of operations and financial condition could be adversely affected.

Goodwill may become impaired.

We have recorded a significant amount of goodwill in our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP" or "GAAP") resulting from our acquisition activities, which principally represents the specialized know-how of the workforce at the agencies we have acquired. We annually test the carrying value of goodwill for impairment, as discussed in Note 1 to our consolidated financial statements. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. While we have concluded, for each year presented in our financial statements, that our goodwill is not impaired, future events could cause us to conclude that the asset values associated with a given operation may become impaired. Any resulting impairment loss could materially adversely affect our results of operations and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain office space in many major cities around the world. The facility requirements of our agencies are similar across geographic regions and disciplines and we believe that our facilities are in suitable and well-maintained condition for our current operations. Our facilities are primarily used for office and administrative purposes by our employees in performing professional services. Our principal corporate offices are at 437 Madison Avenue, New York, New York and One East Weaver Street, Greenwich, Connecticut. We also maintain executive offices in London, England, Shanghai, China and Tokyo, Japan.

Substantially all of our office space is leased from third parties with varying expiration dates ranging from one to 20 years. Certain of our leases are subject to rent reviews or contain various escalation clauses and certain of our leases require us to pay various operating expenses, which may also be subject to escalation. Leases are generally denominated in the local currency of the operating entity. Our consolidated office rent expense was $384.7 million in 2007, $351.9 million in 2006 and $352.6 million in 2005, after reduction for rents received from subleases of $22.4 million, $22.3 million and $23.5 million, respectively.

Our obligations for future minimum base rents under terms of non-cancelable real estate leases reduced by rents receivable from non-cancelable subleases are (in millions):

	Net Rent
2008	$356.7
2009	324.7
2010	287.3
2011	243.2
2012	208.0
Thereafter	760.3

See Note 10 to our consolidated financial statements for a discussion of our lease commitments and our MD&A for the impact of leases on our operating expenses.

Item 3. Legal Proceedings

Beginning on June 13, 2002, several putative class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption *In re Omnicom Group Inc. Securities Litigation*, No. 02-CV-4483 (RCC), on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges, among other things, that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of and accounting for certain internet investments made by our Communicade Group ("Communicade"), which we contributed to Seneca Investments LLC ("Seneca") in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants moved to dismiss the complaint and on March 28, 2005, the court dismissed portions (1) and (3) of the complaint detailed above. The court's decision denying the defendants' motion to dismiss the remainder of the complaint did not address the ultimate merits of the case, but only the sufficiency of the pleading. Defendants have answered the complaint. Discovery concluded in the second quarter of 2007. On April 30, 2007, the court granted plaintiff's motion for class certification, certifying the class proposed by plaintiffs. In the third quarter of 2007 defendants filed a motion for summary judgment on plaintiff's remaining claim. On January 28, 2008, the court granted defendants' motion in its entirety, dismissing all claims and directing the court to close the case. On February 4, 2008, the plaintiffs filed a notice of intent to appeal that decision to the United States Court of Appeals for the Second Circuit.

In addition, on June 28, 2002, a derivative action was filed on behalf of Omnicom in New York state court. On February 18, 2005, a second shareholder derivative action, again purportedly brought on behalf of the Company, was filed in New York state court. The derivative actions have been consolidated before one New York State Justice and the plaintiffs have filed an amended consolidated complaint. The consolidated derivative complaint questions the business judgment of certain current and former directors of Omnicom, by challenging, among other things, the valuation of and accounting for the internet investments made by Communicade and the contribution of those investments to Seneca. The consolidated complaint alleges that the defendants breached their fiduciary duties of good faith. The lawsuit seeks from the directors the amount of profits received from selling Omnicom stock and other unspecified damages to be paid to the Company, as well as costs and attorneys' fees. The defendants moved to dismiss the derivative complaint on the procedural ground that plaintiffs had failed to make a demand on the board. On June 27, 2006, the trial court entered a decision denying the motion to dismiss. The decision did not address the merits of the allegations, but rather accepted the allegations as true for the purposes of the motion (as the Court was required to do) and excused plaintiffs from making a demand on the board. In the first quarter of 2007, defendants appealed the trial court's decision. On September 25, 2007, the New York Supreme Court, Appellate Division, First Department issued a decision reversing the trial court and dismissing the derivative claims. Plaintiffs served defendants with a motion seeking reargument of the appeal or, in the alternative, for permission to appeal the decision to the Court of Appeals, New York's highest court. On January 31, 2008, the court denied the plaintiff's motion.

The defendants in both cases believe that the allegations against them are baseless and intend to vigorously oppose the lawsuits. Currently, we are unable to determine the outcome of these cases and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of these matters.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Our annual shareholders' meeting has historically been held in the second quarter of the year. No matters were submitted to a vote of our shareholders during the last quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are listed on the New York Stock Exchange under the symbol "OMC." On February 11, 2008, we had 2,995 holders of record of our common shares. On June 25, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, quarterly high and low common share sales prices, dividends paid, dividends declared, all current and prior period earnings per share data, share amounts and other per share data have been adjusted to reflect the stock split in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share."

The table below shows the range of quarterly high and low sales prices reported on the New York Stock Exchange Composite Tape for our common shares and the dividends paid per share for these periods.

Period	High	Low	Dividends Paid Per Share
Q1 2006	$43.53	$39.38	$0.125
Q2 2006	48.32	40.92	0.125
Q3 2006	47.39	42.06	0.125
Q4 2006	53.03	46.51	0.125
Q1 2007	$53.45	$50.29	$0.125
Q2 2007	54.68	50.56	0.125
Q3 2007	55.45	47.41	0.150
Q4 2007	53.07	45.82	0.150

The following table presents information with respect to purchases of common stock made during the three months ended December 31, 2007, by us or any of our "affiliated purchasers."

During the month:	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
October 2007	100,000	$49.50	—	—
November 2007	670,000	49.91	—	—
December 2007	293,900	48.33	—	—
Total	1,063,900	$49.43	—	—

(1) The shares were purchased in the open market for general corporate purchases.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes that begin on page F-1 of this report, as well as our MD&A.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"), we elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. As a result, the fair value of stock-based employee compensation, including unvested employee stock options issued and outstanding, was recorded as an expense in the current period and all prior periods presented utilizing the retroactive restatement method as set forth in SFAS 148. Accordingly, our results for the prior periods have been restated as if we had used the fair value method to account for stock-based employee compensation.

For the years ended December 31:	2007	2006	2005	2004	2003
	(Dollars in millions, except per share amounts)				
Revenue	$12,694.0	$11,376.9	$10,481.1	$9,747.2	$8,621.4
Operating Profit	1,659.1	1,483.5	1,339.8	1,215.4	1,091.9
Income After Income Taxes	1,048.2	925.0	845.3	782.5	696.1
Net Income	975.7	864.0	790.7	723.5	631.0
Net Income Per Common Share:					
Basic	2.99	2.52	2.19	1.95	1.68
Diluted	2.95	2.50	2.18	1.94	1.68
Dividends Declared Per Common Share	0.575	0.500	0.4625	0.450	0.400

As of December 31:	2007	2006	2005	2004	2003
	(Dollars in millions, except per share amounts)				
Cash, cash equivalents and short-term investments	$ 1,841.0	$ 1,928.8	$ 1,209.9	$ 1,739.6	$ 1,548.9
Total Assets	19,271.7	17,804.7	15,919.9	16,002.4	14,620.0
Long-Term Obligations:					
Long-term debt	1,013.2	1,013.2	18.2	19.1	197.3
Convertible notes	2,041.5	2,041.5	2,339.3	2,339.3	2,339.3
Deferred compensation and other liabilities	481.2	305.8	298.4	309.1	326.5

On June 25, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, dividends declared and all current and prior period earnings per share data have been adjusted to reflect the stock split in accordance with SFAS No. 128 "Earnings per Share."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

We are a strategic holding company. We provide professional services to clients through multiple agencies around the world. On a global, pan-regional and local basis, our agencies provide these services in the following disciplines: traditional media advertising, CRM, public relations and specialty communications. Our business model was built and evolves around our clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. The fundamental premise of our business is that our clients' specific requirements should be the central focus in how we structure our business offerings and allocate our resources. This client-centric business model results in multiple agencies collaborating in formal and informal virtual networks that cut across internal organizational structures to deliver consistent brand messages for a specific client and execute against each of our client's specific marketing requirements. We continually seek to grow our business with our existing clients by maintaining our client-centric approach, as well as expanding our existing business relationships into new markets and with new clients. In addition, we pursue selective acquisitions of complementary companies with strong, entrepreneurial management teams that typically either currently serve or have the ability to serve our existing client base.

Improving economic conditions in recent years, combined with business trends that include our clients increasingly expanding the focus of their brand strategies from national markets to pan-regional and global markets and migrating from traditional marketing channels to non-traditional channels, as well as the emergence of new media outlets utilizing interactive technologies, have positively affected our business and our industry. Additionally, in an effort to gain greater efficiency and effectiveness from their total marketing dollars, clients are increasingly requiring greater coordination of marketing activities and concentrating these activities with a smaller number of service providers.

In prior years, our industry was negatively affected during periods of economic downturn and geopolitical unrest. During these times, our industry experienced slower growth rates and industry-wide margin contraction. However, during these periods, we continued to invest in our businesses and our personnel and took action to reduce costs at some of our agencies to address these changing economic circumstances. Although future economic conditions are uncertain, as a result of these previous actions, our past experience during a slowing economy and the diversification of our businesses geographically and by service offering, we believe we can continue to invest in our business if future periods of economic slowdown occur.

The diversity and balance of our portfolio of companies and service offerings have enabled us to continue to grow our revenue, operating income, net income and earnings per share. In the United States, revenue grew at a rate of 8.2% in 2007, which is above our prior year's rate of 7.8%. On a constant currency basis, revenue growth for our international business increased by 7.2% in 2007, which is a decrease from our prior year's rate of 7.9%. Overall, in the past year, we believe that our businesses have performed well across our operating regions. In addition, we expect to continue to increase our investment in the Asian market which we believe will grow rapidly in the future. We also plan to focus on businesses that will complement and enhance our existing strategic platforms and service capabilities to better serve our clients in various regions.

In 2007, we experienced an increase in our operating margins over the previous year. This improvement is the result of our new business initiatives and wins, as well as our cost management actions. Our operating margin for 2007 was 13.1% compared to 13.0% in 2006. We will continue our efforts to align our costs with business levels on a location-by-location basis and pursue a strategy of optimizing our operating margins while maintaining a high level of investment in our people and our businesses.

Given our size and breadth, we manage our business by monitoring several financial indicators. The key indicators that we review are revenue and operating expenses.

We analyze revenue growth by reviewing the components and mix of the growth, including growth by major geographic location, growth by major marketing discipline, growth from currency fluctuations, growth from acquisitions and growth from our largest clients.

In recent years, our revenue has been divided almost evenly between domestic and international operations. In 2007, our overall revenue growth was 11.6%, of which 3.8% was related to changes in foreign exchange rates and 0.7% was related to the acquisition of entities, net of entities disposed. The remainder, 7.1%, was organic growth.

In 2007, traditional media advertising represented about 43% of the total revenue and grew by 12.0% over the prior year. CRM represented about 37% of the total revenue and grew by 14.1% over the previous year. Public relations represented about 10% of the total revenue and grew by 11.1% over the prior year and specialty communications represented about 10% of total revenue and grew by 2.5% over the prior year.

We measure operating expenses in two distinct cost categories, salary and service costs, and office and general expenses. Salary and service costs are primarily comprised of employee compensation related costs and office and general expenses are primarily comprised of rent and occupancy costs, technology related costs and depreciation and amortization. Each of our agencies requires service professionals with a skill set that is common across our disciplines. At the core of this skill set is the ability to understand a client's brand and its selling proposition, and the ability to develop a unique message to communicate the value of the brand to the client's target audience. The facility requirements of our agencies are similar across geographic regions and disciplines, and their technology requirements are generally limited to personal computers, servers and off-the-shelf software.

Because we are a service business, we monitor salary and service costs and office and general costs as a percentage of revenue. Salary and service costs tend to fluctuate in conjunction with changes in revenue. Office and general expenses, which are not directly related to servicing clients, are less directly linked to changes in our revenues than salary and service costs. These costs tend to increase as revenue increases, however, the rate of increase in these expenses could be more, or less than the rate of increase in our revenues. During 2007, salary and service costs were relatively stable at 71.0% of revenue versus 71.1% of revenue in 2006. This level of expense corresponds with increased revenue levels and the necessary increases in direct salaries, salary-related costs and freelance labor costs necessary to deliver our services and pursue new business initiatives, as well as increases in incentive-based compensation costs. Office and general expenses increased slightly during 2007 to 16.0% of revenue from 15.9% in 2006, but remained flat year-over-year on a constant currency basis.

Our net income for 2007 increased by 12.9% to $975.7 million from $864.0 million in 2006 and our diluted EPS increased by 18.0% to $2.95 from $2.50 in the prior year for the reasons described above, as well as the impact of the reduction in our weighted average shares outstanding for the year. This reduction was the result of our purchases of treasury shares net of option exercises and share issuances under our employee stock purchase plan.

Critical Accounting Policies and New Accounting Pronouncements

Critical Accounting Policies

We have prepared the following summary of our critical accounting policies to assist the reader in better understanding our financial statements and the related MD&A. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. Readers are encouraged to consider this summary together with our consolidated financial statements and the related notes to our consolidated financial statements, including our discussion in Note 1 setting forth our accounting policies in greater detail, for a more complete understanding of critical accounting policies discussed below.

Estimates: Our financial statements are prepared in conformity with U.S. GAAP and require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including valuation allowances for receivables and deferred tax assets, accruals for incentive compensation and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during a reporting period. We evaluate these estimates on an ongoing basis and we base our estimates on historical experience, current conditions and various other assumptions we believe are reasonable under the circumstances. Actual results can differ from those estimates, and it is possible that the differences could be material.

A fair value approach is used in testing goodwill for impairment under SFAS 142 and when evaluating cost-based investments, which consist of ownership interests in non-public companies, to determine if an other-than-temporary impairment has occurred. We consider and use several comparable market participant measurements to determine fair value, including consideration of similar and recent transactions and when available and as appropriate, we use comparative market multiples. We also use a discounted expected cash flow methodology. Numerous estimates and assumptions have to be made when completing a discounted expected cash flow valuation, including estimates and assumptions regarding interest rates, appropriate discount rates and capital structure. Additionally, estimates must be made regarding revenue growth, operating margins, tax rates, working capital requirements and capital expenditures. Judgment is required when determining fair value, including when we evaluate the applicability of similar and recent transactions, and when determining the appropriate comparative market multiples to be used. Actual results of operations, cash flows and other factors used in a discounted expected cash flow valuation will likely differ from the estimates used and it is possible that differences could be material. Additional information about impairment testing under SFAS 142 and valuation of cost-based investments appears in Note 1 to our consolidated financial statements, as well as Note 6 with respect to our cost-based investments.

A fair value approach is used in determining the award value of stock-based employee compensation in accordance with SFAS 123R. We utilize the Black-Scholes option valuation model to determine the fair value of option awards. This valuation model uses several assumptions and estimates such as expected life, rate of risk free interest, volatility and dividend yield. If different assumptions and estimates were used to determine the fair value, our actual results of operations and cash flows would likely differ from the estimates used and it is possible that differences and changes could be material. Additional information about these assumptions and estimates appears in Note 7 to our consolidated financial statements.

Acquisitions and Goodwill: We have historically made and expect to continue to make selective acquisitions. In making acquisitions, the price we pay is determined by various factors, including specialized know-how, reputation, competitive position, geographic coverage and service offerings, as well as our experience and judgment. The amount we paid for acquisitions, including cash, stock and assumption of net liabilities, totaled $378.3 million in 2007 and $311.4 million in 2006. Approximately 42% and 51%, respectively, of these amounts related to contingent purchase price obligations, sometimes referred to as earn-outs, paid during the respective year related to acquisitions previously completed.

A summary of our contingent purchase price obligations and obligations to purchase additional interests in certain subsidiary and affiliate companies is set forth in the "Liquidity and Capital Resources" section of this MD&A. The amount of contingent purchase price obligations and obligations to purchase additional interests in certain subsidiary and affiliate companies are based on future performance. Contingent purchase price obligations are accrued, in accordance with GAAP, when the contingency is resolved and payment is certain.

Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms and agency brands through the expansion of their geographic reach and/or their service capabilities to better serve our clients. Additional key factors we consider include the competitive position and specialized know-how of the acquisition targets. Accordingly, like most service businesses, a substantial portion of the intangible asset value that we acquire is the know-how of the people, which is treated as part of goodwill and, in accordance with SFAS No. 141, Business Combinations ("SFAS 141"), is not valued separately. For each of our acquisitions, we undertake a detailed review to identify other intangible assets and a valuation is performed for all such assets identified. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships. When making the necessary valuation assumptions of these identified intangible assets, we typically use an income approach and consider comparable market participant measurements. The expected benefits of our acquisitions are typically shared across multiple agencies as they work together to integrate the acquired agency into our client service strategy.

We evaluate goodwill for impairment annually. In accordance with paragraph 30 of SFAS 142, we identified our regional reporting units as components of our operating segments, which are our five agency networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in paragraph 17 of SFAS No.131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), and the guidance set forth in EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy. Based on the results of our impairment testing, we concluded that the fair value of our reporting units exceeded their book value and therefore, our goodwill was not impaired.

In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited and SFAS 141R will apply to business combinations entered into after January 1, 2009. We will adopt SFAS 141R on January 1, 2009. SFAS 141R will require, among other things that: the acquirer record 100% of the assets acquired and liabilities assumed even when less than 100% of the target is acquired; all transaction costs and expenses be expensed as incurred; and, a liability for contingent purchase price obligations (earn-outs), if any, be recorded at the acquisition date and remeasured at fair value and included in earnings in each subsequent reporting period.

Additional information about acquisitions and goodwill appears in Notes 1 and 2 to our consolidated financial statements.

Revenue Recognition: Substantially all of our revenue is derived from fees for services or a rate per hour, or equivalent basis, and revenue is realized when the service is performed in accordance with terms of each client arrangement, upon completion of the earnings process and when collection is reasonably assured. We record revenue net of sales tax, use tax and value added tax. Certain of our businesses earn a portion of their revenue as commissions based upon performance in accordance with client arrangements.

These principles are the foundation of our revenue recognition policy and apply to all client arrangements in each of our service disciplines – traditional media advertising, CRM, public relations and specialty communications.

More specifically, in compliance with Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" ("SAB 101"), as updated by SAB 104 "Revenue Recognition" ("SAB 104"), our policy requires the following key elements to be satisfied prior to recognizing revenue: persuasive evidence of an arrangement must exist; the sales price must be fixed or determinable; delivery, performance and acceptance must be in accordance with the client arrangement and collection is reasonably assured.

Because the services that we provide across each of our disciplines are similar and delivered to clients in similar ways, all of the key elements set forth above apply to client arrangements in each of our four disciplines.

In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained, when the fee or commission is earned. In certain cases, we contract directly with suppliers for media payments and third-party production costs and are responsible for their payment, recharging our clients for all costs incurred. Although we may bear credit risk in respect of these activities, the arrangements with our clients are such that, in effect, we act as an agent on their behalf. In these cases, costs incurred with external suppliers are excluded from our revenue.

A small portion of our contractual arrangements with clients include performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when the specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients. Additional information about our revenue recognition appears in Note 1 to our consolidated financial statements.

Employee Stock-Based Compensation: On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"). Our outstanding stock-based compensation awards are principally stock options and restricted stock. In accordance with SFAS 123R, because our awards are share settled, we record employee stock-based compensation at fair value on the date of grant. On January 1, 2004, we had elected to adopt SFAS 123, as amended by SFAS 148 and, as provided by SFAS 148, we elected to apply it retroactively. Accordingly, our Net Income for all years presented includes a compensation charge for the grant date fair value of all stock-based compensation awards in the respective year the award was earned.

As a result of our election in 2004 to adopt SFAS 123, as amended by SFAS 148, the adoption of SFAS 123R in 2006 did not have a significant effect on our financial statements. SFAS 123R requires, among other things, that we record stock-based compensation net of an estimate for awards that are expected to be forfeited. On January 1, 2006, we recorded an increase to our Operating Income and Net Income of $3.6 million and $2.0 million, respectively, as a result of the cumulative effect of this change in accounting for forfeitures. However, because this adjustment was not significant, we did not present it on an after-tax basis as a cumulative effect of an accounting change on our income statement.

In estimating the grant date of fair value stock option awards, we use certain assumptions and estimates to derive fair value, such as expected term, rate of risk free interest, volatility and dividend yield. If different assumptions and estimates were used, the amounts charged to compensation expense would be different. However, due to limited stock option award activity in the past several years and given that most stock option awards that are outstanding have been fully expensed in our financial statement, the impact of using different assumptions and estimates would not be material on our current results of operations.

Pre-tax stock-based employee compensation expense for the years ended December 31, 2007, 2006 and 2005, was $68.7 million, $71.1 million and $87.0 million, respectively. Information about our specific awards and stock plans can be found in Note 7 to our consolidated financial statements.

Additional information regarding the changes required by SFAS 123R and its impact on our financial statements can be found in Note 1 and Note 7 to our consolidated financial statements.

New Accounting Pronouncements

In addition to those discussed previously, additional information regarding new accounting pronouncements can also be found in Note 13 to our consolidated financial statements. Note 1 to our consolidated financial statements also includes a summary of our significant accounting policies.

Financial Results from Operations — 2007 Compared with 2006

	Year Ended December 31, (Dollars in millions, except per share amounts)	
	2007	2006
Revenue	$12,694.0	$11,376.9
Operating Expenses:		
Salary and service costs	9,008.2	8,087.8
Office and general expenses	2,026.7	1,805.6
	11,034.9	9,893.4
Operating Profit	1,659.1	1,483.5
Net Interest Expense:		
Interest expense	106.9	124.9
Interest income	(32.9)	(33.3)
	74.0	91.6
Income Before Income Taxes	1,585.1	1,391.9
Income Taxes	536.9	466.9
Income After Income Taxes	1,048.2	925.0
Equity in Earnings of Affiliates	38.4	29.6
Minority Interests	(110.9)	(90.6)
Net Income	$ 975.7	$ 864.0
Net Income Per Common Share:		
Basic	$ 2.99	$ 2.52
Diluted	2.95	2.50
Dividends Declared Per Common Share	$0.575	$0.500

The following year-over-year analysis gives further details and insight into the changes in our financial performance.

Revenue: When comparing performance between years, we discuss non-GAAP financial measures such as the impact that foreign currency rate changes, acquisitions/dispositions and organic growth have on reported revenue. We derive significant revenue from international operations and changes in foreign currency rates between the years impact our reported results. Our reported results are also impacted by our acquisition and disposition activity and organic growth. Accordingly, we provide this information to supplement the discussion of changes in revenue period-to-period.

Our 2007 consolidated worldwide revenue increased 11.6% to $12,694.0 million from $11,376.9 million in 2006. The effect of foreign exchange impacts increased worldwide revenue by $436.8 million. Acquisitions, net of dispositions, increased 2007 worldwide revenue by $77.7 million and organic growth increased worldwide revenue by $802.6 million. The components of total 2007 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below (dollars in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2006	$11,376.9	—	$6,194.0	—	$5,182.9	—
Components of revenue changes:						
Foreign exchange impact	436.8	3.8%	—	—	436.8	8.4%
Acquisitions, net of dispositions	77.7	0.7%	42.5	0.7%	35.2	0.7%
Organic	802.6	7.1%	467.7	7.6%	334.9	6.5%
December 31, 2007	$12,694.0	11.6%	$6,704.2	8.2%	$5,989.8	15.6%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $12,257.2 million for the Total column in the table).

The foreign exchange impact equals the difference between the current period revenue in U.S. Dollars and the current period revenue in constant currency (in this case $12,694.0 million less $12,257.2 million for the Total column in the table).

- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $11,376.9 million for the Total column in the table).

The components of 2007 revenue and revenue growth compared to 2006 in our primary geographic markets are summarized and discussed below (dollars in millions):

	Revenue	% Growth
United States	$ 6,704.2	8.2%
Euro Markets	2,709.7	16.9%
United Kingdom	1,393.8	13.3%
Other	1,886.3	15.3%
Total	$12,694.0	11.6%

As indicated, foreign exchange impacts increased our international revenue by $436.8 million for 2007. The most significant impacts resulted from the strengthening of the Euro, British Pound, Australian Dollar and Brazilian Real against the U.S. Dollar, which was offset primarily by the decline of the Japanese Yen against the U.S. Dollar. Assuming exchange rates at January 31, 2008 remain unchanged, we expect foreign exchange impacts to increase our full-year 2008 consolidated revenue by between 1.5% and 2.5%. Additional geographic information relating to our business is contained in Note 5 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2007, and historically each year for us as a whole, was an overall gain in new business. Under our client-centric approach, we seek to broaden our relationships with our largest clients. Revenue from our single largest client represented 2.8% of our worldwide revenue in 2007 and 3.6% in 2006. No other client represented more than 2.4% in 2007 or more than 2.9% in 2006. Our ten largest and 100 largest clients represented 16.7% and 46.2% of our 2007 worldwide revenue, respectively, and 18.3% and 46.2% of our 2006 worldwide revenue, respectively.

Driven by our clients' continuous demand for more effective and efficient branding activities, we strive to provide an extensive range of advertising, marketing and corporate communications services through various client-centric networks that are organized to meet specific client objectives. These services include advertising, brand consultancy, crisis communications, custom publishing, database management, digital and interactive marketing, direct marketing, directory advertising, entertainment marketing, environmental design, experiential marketing, field marketing, financial / corporate business-to-business advertising, graphic arts, healthcare communications, instore design, investor relations, marketing research, media planning and buying, mobile marketing services, multi-cultural marketing, non-profit marketing, organizational communications, package design, product placement, promotional marketing, public affairs, public relations, recruitment communications, reputation consulting, retail marketing, search engine marketing and sports and event marketing. In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four categories as summarized below: traditional media advertising, CRM, public relations and specialty communications.

	Year Ended December 31, (Dollars in millions)					
	2007		2006		2007 vs 2006	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$ 5,463.7	43.0%	$ 4,879.2	42.9%	$ 584.5	12.0%
CRM	4,645.7	36.6%	4,072.6	35.8%	573.1	14.1%
Public relations	1,273.1	10.0%	1,145.8	10.1%	127.3	11.1%
Specialty communications	1,311.5	10.4%	1,279.3	11.2%	32.2	2.5%
	$12,694.0		$11,376.9		$1,317.1	11.6%

Operating Expenses: Our 2007 worldwide operating expenses increased $1,141.5 million, or 11.5%, to $11,034.9 million from $9,893.4 million in 2006, as shown below.

	Year Ended December 31, (Dollars in millions)							
	2007			2006			2007 vs 2006	
	$	% of Revenue	% of Total Operating Expenses	$	% of Revenue	% of Total Operating Expenses	$ Growth	% Growth
Revenue	$12,694.0			$11,376.9			$1,317.1	11.6%
Operating Expenses:								
Salary and service costs	9,008.2	71.0%	81.6%	8,087.8	71.1%	81.7%	920.4	11.4%
Office and general expenses	2,026.7	16.0%	18.4%	1,805.6	15.9%	18.3%	221.1	12.2%
Total Operating Expenses	11,034.9	86.9%		9,893.4	87.0%		1,141.5	11.5%
Operating Profit	$ 1,659.1	13.1%		$ 1,483.5	13.0%		$ 175.6	11.8%

Because we provide professional services, salary and service costs represent the largest part of our operating expenses. During 2007, we continued to invest in our businesses and their professional personnel. As a percentage of total operating expenses, salary and service costs were 81.6% in 2007 and 81.7% in 2006. These costs are comprised of salary and related costs and direct service costs. Most, or $920.4 million and 80.6%, of the $1,141.5 million increase in total operating expenses in 2007 resulted from increases in salary and service costs. This increase was attributable to the increase in our revenue in 2007 and the necessary increases in the direct costs required to deliver our services and pursue new business initiatives, including direct salaries, salary related costs and direct service costs, including freelance labor costs and direct administrative costs, such as travel, as well as increases in incentive-based compensation costs. This increase was partially offset by reductions in employee stock-based compensation expense. As a result, salary and service costs as a percentage of revenue were relatively stable year-to-year at 71.1% in 2006 compared to 71.0% in 2007.

Office and general expenses represented 18.4% and 18.3% of our operating expenses in 2007 and 2006, respectively. These costs are comprised of office and equipment rents, technology costs and depreciation, amortization of identifiable intangible assets, professional fees and other overhead expenses. As a percentage of revenue, office and general expenses increased marginally in 2007 from 15.9% to 16.0%, but remained flat year-over-year on a constant currency basis. These costs are less directly linked to changes in our revenues than our salary and service costs. Although they tend to increase as our revenues increase, the rate of increase could be more, or less than the rate of increase in our revenues.

We expect we will continue our efforts to align our costs with business levels on a location-by-location basis and pursue a strategy of optimizing our operating margins and maintaining a high level of investment in our people and our businesses as we look for ways to increase the variability of our cost structure.

Included in office and general expense for 2006 operating margin is a pre-tax net loss of $0.5 million arising from the sale in the third quarter of a U.S.-based healthcare business and several small businesses. The sale of the healthcare business resulted in a high book tax rate primarily caused by the non-deductibility of goodwill. This increase in income tax expense was more than offset by a one-time reduction of income tax expense from the resolution of uncertainties related to changes in certain foreign tax laws. The aggregate impact of these events was a decrease in profit before tax of $0.5 million, a decrease in tax expense of $1.8 million and an increase in net income of $1.3 million.

Net Interest Expense: Our net interest expense decreased by $17.6 million in 2007 to $74.0 million, as compared to $91.6 million in 2006. Our gross interest expense decreased by $18.0 million to $106.9 million. The decrease was primarily impacted by interest expense savings associated with the amortization in accordance with Emerging Issues Task Force ("EITF") No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments ("EITF 96-19"), of supplemental interest payments made with respect to our 2031 and 2032 Notes that were made in 2006, but not in 2007. This reduction was offset by $14.7 million of additional interest costs in the first quarter of 2007, compared to the first quarter of 2006, related to the issuance in late March 2006 of our 5.90% Senior Notes due April 15, 2006 ("Senior Notes"). During the third quarter of 2007, volatility in the financial markets resulted in an increase in borrowing spreads in the commercial paper markets. To mitigate the effect of these increased spreads, we arranged for $300 million in unsecured uncommitted lines of credit and shifted funding a portion of our daily needs to these lines from our commercial paper program. There were no borrowings outstanding under these lines at December 31, 2007, as these lines were terminated during the fourth quarter of 2007.

In February 2008, we offered to pay a supplemental interest payment of $9.00 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 4, 2008 who did not put their notes back to us. None of the 2031 Notes were put back to us and on February 8, 2008, noteholders were paid a total supplemental interest payment of $7.6 million that will be amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19. Because we made a supplemental interest payment on our 2031 Notes in 2008, but we did not make a similar interest payment in 2007, interest expense will increase by $7.0 million in 2008.

See "Liquidity and Capital Resources" for a discussion of our indebtedness and related matters.

Income Taxes: Our 2007 consolidated effective income tax rate was 33.9%, which is up slightly from our 2006 rate of 33.5%. Excluding the net reduction in income tax expense in 2006 resulting from the resolution of uncertainties in the third quarter related to changes in certain tax laws, that was somewhat offset by a high book tax rate related to dispositions in the third quarter of 2006, the tax rate in 2006 would have been 33.7% which is more in line with the 2007 rate. In connection with our adoption of FIN 48, there was no significant change to our effective tax rate in 2007.

Earnings Per Share (EPS): For the foregoing reasons, our net income in 2007 increased $111.7 million, or 12.9%, to $975.7 million from $864.0 million in 2006. Diluted earnings per share increased 18.0% to $2.95 in 2007, as compared to $2.50 in the prior year for the reasons described above, as well as the impact of the reduction in our weighted average shares outstanding for the year. The reduction in our weighted average common shares outstanding was the result of our purchases throughout 2006 and 2007 of treasury shares, net of shares issued upon option exercises and shares issued under our employee stock purchase plan.

Financial Results from Operations — 2006 Compared with 2005

	Year Ended December 31, (Dollars in millions, except per share amounts)	
	2006	2005
Revenue	$11,376.9	$10,481.1
Operating Expenses:		
Salary and service costs	8,087.8	7,412.9
Office and general expenses	1,805.6	1,728.4
	9,893.4	9,141.3
Operating Profit	1,483.5	1,339.8
Net Interest Expense:		
Interest expense	124.9	78.0
Interest income	(33.3)	(18.8)
	91.6	59.2
Income Before Income Taxes	1,391.9	1,280.6
Income Taxes	466.9	435.3
Income After Income Taxes	925.0	845.3
Equity in Earnings of Affiliates	29.6	27.6
Minority Interests	(90.6)	(82.2)
Net Income	$ 864.0	$ 790.7
Net Income Per Common Share:		
Basic	$ 2.52	$ 2.19
Diluted	2.50	2.18
Dividends Declared Per Common Share	$0.500	$0.4625

The following year-over-year analysis gives further details and insight into the changes in our financial performance.

Revenue: When comparing performance between years, we discuss non-GAAP financial measures such as the impact that foreign currency rate changes, acquisitions/dispositions and organic growth have on reported revenue. We derive significant revenue from international operations and changes in foreign currency rates between the years impact our reported results. Our reported results are also impacted by our acquisition and disposition activity and organic growth. Accordingly, we provide this information to supplement the discussion of changes in revenue period-to-period.

Our 2006 consolidated worldwide revenue increased 8.5% to $11,376.9 million from $10,481.1 million in 2005. The effect of foreign exchange impacts increased worldwide revenue by $72.3 million. Acquisitions, net of dispositions, increased 2006 worldwide revenue by $25.9 million and organic growth increased worldwide revenue by $797.6 million. The components of total 2006 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below (dollars in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2005	$10,481.1	—	$5,743.9	—	$4,737.2	—
Components of revenue changes:						
Foreign exchange impact	72.3	0.7%	—	—	72.3	1.5%
Acquisitions, net of dispositions	25.9	0.2%	34.6	0.6%	(8.7)	(0.2)%
Organic	797.6	7.6%	415.5	7.2%	382.1	8.1%
December 31, 2006	$11,376.9	8.5%	$6,194.0	7.8%	$5,182.9	9.4%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $11,304.6 million for the Total column in the table).

The foreign exchange impact equals the difference between the current period revenue in U.S. Dollars and the current period revenue in constant currency (in this case $11,376.9 million less $11,304.6 million for the Total column in the table).

- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $10,481.1 million for the Total column in the table).

The components of 2006 revenue and revenue growth compared to 2005 in our primary geographic markets are summarized and discussed below (dollars in millions):

	Revenue	% Growth
United States	$ 6,194.0	7.8%
Euro Markets	2,313.5	7.3%
United Kingdom	1,229.7	11.6%
Other	1,639.7	10.9%
Total	$11,376.9	8.5%

As indicated, foreign exchange impacts increased our international revenue by $72.3 million for 2006. The most significant impacts resulted from the strengthening of the Canadian Dollar, British Pound, Euro and Brazilian Real against the U.S. Dollar, which was offset primarily by the decline of the Japanese Yen against the U.S. Dollar. Based on exchange rates at January 31, 2007, we expect foreign exchange impacts to increase our full-year 2007 consolidated revenue by between 1.0% and 1.5%. Additional geographic information relating to our business is contained in Note 5 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2006, and historically each year for us as a whole, was an overall gain in new business. Under our client-centric approach, we seek to broaden our relationships with our largest clients. Revenue from our single largest client represented 3.6% of our worldwide revenue in 2006 and 4.0% in 2005. No other client represented more than 2.9% in 2006 or 2005. Our ten largest and 100 largest clients represented 18.3% and 46.2% of our 2006 worldwide revenue, respectively, and 18.5% and 44.6% of our 2005 worldwide revenue, respectively.

In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four categories as summarized below: traditional media advertising, CRM, public relations and specialty communications.

	Year Ended December 31, (Dollars in millions)					
	2006		2005		2006 vs 2005	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$ 4,866.4	42.8%	$ 4,589.0	43.8%	$277.4	6.0%
CRM	4,081.1	35.9%	3,613.0	34.5%	468.1	13.0%
Public relations	1,150.1	10.1%	1,045.7	10.0%	104.4	10.0%
Specialty communications	1,279.3	11.2%	1,233.4	11.7%	45.9	3.7%
	$11,376.9		$10,481.1		$895.8	8.5%

Operating Expenses: Our 2006 worldwide operating expenses increased $752.1 million, or 8.2%, to $9,893.4 million from $9,141.3 million in 2005, as shown below.

	Year Ended December 31, (Dollars in millions)							
	2006			2005			2006 vs 2005	
	$	% of Revenue	% of Total Operating Expenses	$	% of Revenue	% of Total Operating Expenses	$ Growth	% Growth
Revenue	$11,376.9			$10,481.1			$895.8	8.5%
Operating Expenses:								
Salary and service costs	8,087.8	71.1%	81.7%	7,412.9	70.7%	81.1%	674.9	9.1%
Office and general expenses	1,805.6	15.9%	18.3%	1,728.4	16.5%	18.9%	77.2	4.5%
Total Operating Expenses	9,893.4	87.0%		9,141.3	87.2%		752.1	8.2%
Operating Profit	$ 1,483.5	13.0%		$ 1,339.8	12.8%		$143.7	10.7%

Because we provide professional services, salary and service costs represent the largest part of our operating expenses. During 2006, we continued to invest in our businesses and their professional personnel. As a percentage of total operating expenses, salary and service costs were 81.7% in 2006 and 81.1% in 2005. These costs are comprised of salary and related costs and direct service costs. Most, or $674.9 million and 89.7%, of the $752.1 million increase in total operating expenses in 2006 resulted from increases in salary and service costs. This increase was attributable to the increase in our revenue in 2006 and the necessary increases in the direct costs required to deliver our services and pursue new business initiatives, including direct salaries, salary related costs and direct service costs, including freelance labor costs and direct administrative costs, such as travel, as well as increases in incentive-based compensation costs. This increase was partially offset by reductions in severance and employee stock-based compensation expense. As a result, salary and service costs as a percentage of revenue increased year-to-year from 70.7% in 2005 to 71.1% in 2006.

Office and general expenses represented 18.3% and 18.9% of our operating expenses in 2006 and 2005, respectively. These costs are comprised of office and equipment rents, technology costs and depreciation, amortization of identifiable intangible assets, professional fees and other overhead expenses. As a percentage of revenue, office and general expenses decreased in 2006 from 16.5% to 15.9% as a result of continuing efforts to better align these costs with business levels on a location-by-location basis. These costs are less directly linked to changes in our revenues than our salary and service costs. Although they tend to increase as our revenues increase, the rate of increase could be more, or less than the rate of increase in our revenues.

Included in office and general expense for 2006 operating margin is a pre-tax net loss of $0.5 million arising from the sale in the third quarter of a U.S.-based healthcare business and several small businesses. The sale of the healthcare business resulted in a high book tax rate primarily caused by the non-deductibility of goodwill. This increase in income tax expense was more than offset by a one-time reduction of income tax expense from the resolution of uncertainties related to changes in certain foreign tax laws. The aggregate impact of these events was a decrease in profit before tax of $0.5 million, a decrease in tax expense of $1.8 million and an increase in net income of $1.3 million. Excluding the net loss of $0.5 million, our 2006 operating margin was unchanged.

Included in office and general expense for 2005 is a pre-tax net gain of $6.9 million arising from the sale in the first quarter of a majority-owned business located in Australia and New Zealand and the disposal of a non-strategic business located in the United States. Due to the unusually high book tax rate caused by the non-deductibility of goodwill, the book tax cost of the transactions was $6.1 million. After deducting minority interest expense, the impact of these transactions increased net income in 2005 by $0.4 million. Excluding the net gain of $6.9 million from investment activity, office and general expenses were 16.6% of revenue in 2005.

Net Interest Expense: Our net interest expense increased in 2006 to $91.6 million, as compared to $59.2 million in 2005. Our gross interest expense increased by $46.9 million to $124.9 million. This increase was primarily impacted by $45.5 million of additional interest costs related to the issuance of our 5.90% Senior Notes due April 15, 2016 ("Senior Notes") and $23.9 million of additional interest costs associated with the amortization, in accordance with Emerging Issues Task Force ("EITF") No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments ("EITF 96-19"), of supplemental interest payments made with respect to our Liquid Yield Option Notes due 2031 ("2031 Notes").

These increases were partially offset by interest expense savings relative to the redemption at maturity in June 2005 of our Euro-denominated ("€") 152.4 million 5.20% Notes, as well as interest expense savings under our commercial paper program compared to the prior year. The increase in interest income is the result of increased levels of cash and short-term investments on hand during the year as well as increases in short-term interest rates.

See "Liquidity and Capital Resources" for a discussion of our indebtedness and related matters.

Income Taxes: Our 2006 consolidated effective income tax rate was 33.5%, which is lower than our 2005 rate of 34.0%. The 33.5% tax rate for 2006 was impacted by the following activity. During the third quarter of 2006, we disposed of a U.S.-based healthcare business and several small businesses as described above. The sale of the healthcare business resulted in a high book tax rate primarily caused by the allocation of non-deductible goodwill in accordance with SFAS 142. This increase in income tax expense was more than offset by a one-time reduction of income tax expense resulting from the resolution of uncertainties related to changes in foreign tax laws. Excluding this activity, our tax rate for 2006 would have been 33.7%. The 34.0% tax rate for 2005 was also high, as it was impacted by the sale in the first quarter of 2005 of a majority-owned business in Australia and New Zealand that resulted in a gain and an unusually high book tax rate on that gain. Excluding the effect of the gain and the related tax impact, our 2005 tax rate would also have been 33.7%.

Earnings Per Share (EPS): For the foregoing reasons, our net income in 2006 increased $73.3 million, or 9.3%, to $864.0 million from $790.7 million in 2005. Diluted earnings per share increased 14.7% to $2.50 in 2006, as compared to $2.18 in the prior year for the reasons described above, as well as the impact of the reduction in our weighted average shares outstanding for the year. This reduction in our weighted average common shares outstanding was the result of our purchases of treasury shares net of shares issued upon option exercises and share issuances under our employee stock purchase plan. A substantial portion of our treasury share repurchases were made in connection with an accelerated share repurchase ("ASR") program described in our Liquidity and Capital Resource discussion.

Liquidity and Capital Resources

Cash Requirements, Including Contractual Obligations

Historically, substantially all of our non-discretionary cash requirements have been funded from operating cash flow and cash on hand. Our principal non-discretionary funding requirement is our working capital. In addition, as discussed below, we have contractual obligations related to our debt, senior notes and convertible notes, our recurring business operations primarily related to lease obligations, as well as certain contingent acquisition obligations related to acquisitions made in prior years.

Our principal discretionary cash requirements include dividend payments to our shareholders, repurchases of our common stock, payments for strategic acquisitions and capital expenditures. Our discretionary spending is funded from operating cash flow, cash on hand and short-term investments. In addition, in any given year, depending on the level of discretionary activity, we may use other sources of available funding, such as the liquidation of short-term investments or the issuance of commercial paper to finance these activities.

We have a seasonal working capital cycle. Working capital requirements are lowest at year-end. The fluctuation in working capital requirements between the lowest and highest points during the course of the year can be more than $1.5 billion. This cycle occurs because our businesses incur costs on behalf of our clients, including when we place media and incur production costs. We generally require collection from our clients prior to our payment for the media and production cost obligations. During the year, we manage liquidity through our credit facilities as discussed below under "Cash Management." At December 31, 2007, our cash and cash equivalents increased by $53.7 million from December 31, 2006. The components of the increase in 2007 are summarized below (dollars in millions):

SOURCES		
Cash Flow from Operations		$ 1,599.3
Eliminate changes in net working capital		(243.8)
Subtotal, Principal Cash Sources		1,355.5
USES		
Capital expenditures	$(223.0)	
Dividends paid	(182.8)	
Acquisition payments, net of cash acquired	(358.8)	
Purchase of treasury shares (net of proceeds from stock option exercises and stock sold in our employee stock purchase plan of $100.9 million)	(798.8)	
Subtotal, Principal Discretionary Cash Uses		(1,563.4)
Discretionary Cash Uses in Excess of Principal Cash Sources		(207.9)
Exchange rate changes		(64.4)
Other, principally net proceeds from sales of short-term investments		82.2
Addback changes in net working capital		243.8
Increase in cash and cash equivalents		$ 53.7

The Principal Cash Sources and Principal Discretionary Cash Uses numbers presented above are non-GAAP financial measures. These amounts exclude changes in working capital and certain other investing and financing activities, including commercial paper issuances and redemptions, used to fund these working capital changes. This presentation reflects the metrics used by us to assess our sources and uses of cash and was derived from our consolidated statements of cash flows. We believe that this presentation is meaningful for understanding our primary sources and primary uses of that cash flow. Additional information regarding our cash flows can be found in our consolidated financial statements.

Contractual Obligations and Other Commercial Commitments: We enter into numerous contractual and commercial undertakings in the normal course of our business. The following table summarizes information about certain of our obligations as of December 31, 2007 and should be read together with Note 3 (Bank loans and lines of credit), Note 4 (Long-term debt and convertible notes), Note 8 (Income taxes), Note 10 (Commitments and contingent liabilities), Note 11 (Fair value of financial instruments) and Note 12 (Financial instruments and market risk) to our consolidated financial statements.

Contractual Obligations at December 31, 2007	Due in Less than 1 Year	Due in 1 to 3 Years	Due in 3 to 5 Years	Due in more than 5 Years	Total
	(Dollars in millions)				
Long-term debt	$ 2.6	$ 16.8	$ 0.4	$ 996.0	$1,015.8
Convertible notes	—	—	—	2,041.5	2,041.5
Lease obligations	442.7	694.4	468.8	763.9	2,369.8
Uncertain tax positions	3.3	—	63.9	—	67.2
Other	5.5	—	—	—	5.5
Total	$454.1	$711.2	$533.1	$3,801.4	$5,499.8

As more fully described below under the heading "Debt Instruments, Guarantees and Related Covenants," the holders of the convertible notes included in the table above have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value at certain dates in the future. If these rights were exercised at the earliest possible future date, as set forth in Note 4 to our consolidated financial statements, $2,041.5 million of convertible notes could be due in less than one year.

Our liability for uncertain tax positions is subject to uncertainty as to when or if the liability will be paid. We have assigned the liability to the period(s) presented based on our judgment as to when these liabilities will be resolved by the appropriate taxing authorities.

Other Contractual Obligations at December 31, 2007	Due in Less than 1 Year	Due in 1 to 3 Years	Due in 3 to 5 Years	Due in more than 5 Years	Total
	(Dollars in millions)				
Lines of credit	$ —	$ —	$—	$ —	$ —
Guarantees and letters of credit	0.6	0.2	—	0.1	0.9
Total	$0.6	$0.2	$—	$0.1	$0.9

As discussed above, in the normal course of business, our agencies enter into various contractual media commitments on behalf of our clients at levels substantially exceeding our revenue. These commitments are included in our accounts payable balance when the media services are delivered by the providers. Historically, we have not experienced significant losses for media commitments entered into on behalf of our clients and we believe that we do not have substantial exposure to potential losses of this nature in the future as we monitor closely the credit worthiness of our clients. In the event that we are committed to the media services and our client has not paid us, we believe that the risk of material loss is minimal because in the normal course of business we have reasonable options available to us to substantially mitigate potential losses.

Contingent Acquisition Obligations: Certain of our acquisitions are structured with contingent purchase price obligations, often referred to as earn-outs. We utilize contingent purchase price structures in an effort to minimize the risk to us associated with potential future negative changes in the performance of the acquired entity during the post-acquisition transition period. These payments are not contingent upon future employment. The amount of future contingent purchase price payments that we would be required to pay for prior acquisitions, assuming that the businesses perform over the relevant future periods at their current profit levels, is approximately $378 million as of December 31, 2007. The ultimate amounts payable cannot be predicted with reasonable certainty because they are dependent upon future results of operations of the subject businesses and are subject to changes in foreign currency exchange rates. In accordance with U.S. GAAP, we have not recorded a liability for these items on our balance sheet since the definitive amount is not determinable or distributable. Actual results can differ from these estimates and the actual amounts that we pay are likely to be different from these estimates. Our obligations change from period to period primarily as a result of payments made during the current period, changes in the acquired entities' performance and changes in foreign currency exchange rates. These differences could be significant. The contingent purchase price obligations as of December 31, 2007, calculated assuming that the acquired businesses perform over the relevant future periods at their current profit levels, are as follows:

(Dollars in millions)					
2008	2009	2010	2011	Thereafter	Total
$173	$88	$90	$26	$1	$378

In addition, owners of interests in certain of our subsidiaries or affiliates have the right in certain circumstances to require us to purchase additional ownership interests in those companies. Assuming that the subsidiaries and affiliates perform over the relevant periods at their current profit levels, the aggregate amount we could be required to pay in future periods is approximately $314 million, $208 million of which relates to obligations that are currently exercisable. If these rights are exercised, there would likely be an increase in our net income as a result of our increased ownership and the reduction of minority interest expense. The ultimate amount payable relating to these transactions will vary because it is primarily dependent on the future results of operations of the subject businesses, the timing of the exercise of these rights and changes in foreign currency exchange rates. The actual amount that we pay is likely to be different from this estimate and the difference could be significant. The obligations that exist for these agreements as of December 31, 2007, calculated using the assumptions above, are as follows:

	(Dollars in millions)		
	Currently Exercisable	Not Currently Exercisable	Total
Subsidiary agencies	$169	$ 93	$262
Affiliated agencies	39	13	52
Total	$208	$106	$314

Sources and Uses of Cash

Our cash requirements have historically been funded by a combination of our operating cash flow and cash on hand, as well as points in time when we have opportunistically accessed the capital markets. Our capital market transactions have included issuing $1.0 billion in ten-year fixed rate notes Senior Notes in 2006 and convertible notes in an aggregate principle amount of $600.0 million, $900.0 million and $850.0 million in 2003, 2002 and 2001, respectively. The proceeds were used for general corporate purposes, including the repurchase of our shares and the repayment of maturing debt. On March 31, 2006, we entered into an agreement to purchase 11.0 million shares of our outstanding common stock for $458.7 million. We repurchased the shares under an accelerated share repurchase ("ASR") program with a financial institution at $41.705 per share with an initial settlement date of April 3, 2006. The purchase was funded using a portion of the proceeds from our Senior Notes offering. During the second quarter of 2006, the financial institution purchased the 11.0 million shares of our common stock in the open market and we paid a settlement amount of $45.1 million, referred to as the purchase price adjustment, based upon the difference between the actual cost of the shares purchased by the financial institution of $45.805 per share and the initial purchase price of $41.705 per share.

At December 31, 2007, we had $1,793.2 million in cash and cash equivalents. In addition, we had $2.5 billion in unused committed credit facilities available for immediate use to fund our cash needs. These credit facilities are more fully described in Note 3 to our consolidated financial statements.

Our operating cash flow and access to the capital markets could be impacted by macroeconomic factors outside of our control. Additionally, access to the capital markets could be impaired by adverse changes to the short and long-term debt credit ratings assigned to us by independent rating agencies.

Standard and Poor's Rating Service currently rates our long-term debt A-, Moody's Investors Service rates our long-term debt Baa1 and Fitch Ratings rates our long-term debt A-. Our short-term debt credit ratings are A2, P2 and F2 by the respective agencies. Our outstanding Senior Notes, convertible notes and bank credit facilities do not contain provisions that require acceleration of cash payments should our debt credit ratings be downgraded. The interest rates and fees on our bank credit facilities, however, will increase if our long-term debt credit rating is lowered.

As described in Note 3, our committed bank facilities contain two financial covenants relating to cash flow and interest coverage, which we met by a significant margin as of December 31, 2007.

We believe that our current financial condition provides us with the ability to readily access the capital markets. Also, our cash balances combined with our liquidity of short-term investments, operational cash flows and unused committed borrowing capacity are sufficient to support our foreseeable cash requirements, arising from working capital, outstanding debt, capital expenditures, dividends, acquisitions and stock repurchases.

Cash Management

We manage our cash and liquidity centrally through treasury centers in North America and Europe. Each day, operations with excess funds invest these funds with their regional treasury center. Likewise, operations that require funding will borrow funds from their regional treasury center. The treasury centers then aggregate the net position of the operating companies. The net position is either invested with or borrowed from third party providers. To the extent that our treasury centers require liquidity, they have the ability to access local currency lines of credit, our $2,500.0 million committed bank facilities, or issue up to $1,500.0 million of U.S. Dollar-denominated commercial paper. This enables us to reduce our consolidated debt levels and minimize interest expense as well as centrally manage our exposure to foreign exchange.

Our cash and cash equivalents increased by $53.7 million and our short-term investments decreased by $141.5 million from the prior year. Short-term investments include investments of our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. The majority of our short-term investments represent time deposits that mature in 2008. At December 31, 2007, our short-term investments did not include any auction rate securities.

We manage our net debt position, which we define as total debt outstanding less cash and short-term investments, centrally through our treasury centers as discussed above. Our net debt outstanding at December 31, 2007 increased by $90.8 million as compared to the prior year-end, as summarized below (dollars in millions):

	2007	2006
Debt:		
Bank loans (due less than 1 year)	$ 12.0	$ 10.5
Commercial paper issued under $2.5 billion 5-Year Revolver due June 23, 2011	—	—
10-Year Notes due April 15, 2016	996.0	995.5
Convertible notes due February 7, 2031	847.0	847.0
Convertible notes due July 31, 2032	727.0	727.0
Convertible notes due June 15, 2033	0.2	39.4
Convertible notes due July 1, 2038	467.3	428.1
Other debt	19.8	18.8
Total Debt	3,069.3	3,066.3
Cash and short-term investments	1,841.0	1,928.8
Net Debt	$1,228.3	$1,137.5

Net Debt is a non-GAAP financial measure. We believe this presentation is meaningful for understanding our net debt position and it reflects one of the key metrics used by us to assess our cash management.

Debt Instruments, Guarantees and Related Covenants

We maintain a credit facility with a consortium of banks providing borrowing capacity of up to $2,500 million as described in Note 3 to our consolidated financial statements. This credit facility is available to provide credit support for issuances under our $1,500.0 million commercial paper program, as well as to provide back-up liquidity in the event any of our convertible notes are put back to us. We typically fund our daily borrowing needs by issuing commercial paper or by borrowing under our short-term uncommitted lines of credit. Occasionally, we may draw down on our credit facility. During 2007, we issued and redeemed $20.0 billion of commercial paper. The average term of the commercial paper was 3.2 days. As of December 31, 2007, we had no commercial paper or bank loans outstanding under these credit facilities. At December 31, 2007, we had short-term bank loans of $12.0 million outstanding, which are comprised of bank overdrafts by our international subsidiaries. These bank overdrafts are treated as unsecured loans pursuant to the subsidiaries' bank agreements.

Our credit facility contains financial covenants that restrict our ability to incur indebtedness as defined in the agreements. These financial covenants limit the ratio of total consolidated indebtedness to total consolidated EBITDA (for these purposes, EBITDA is defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, they require us to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2007, we were in compliance with these covenants, as our ratio of debt to EBITDA was 1.6 times and our ratio of EBITDA to interest expense was 17.5 times.

In March 2006, we issued $1.0 billion aggregate principal amount of 5.90% Senior Notes due April 15, 2016. The gross proceeds from the issuance were $995.1 million. The gross proceeds less fees resulted in a 6.05% yield to maturity. The Senior Notes were issued by Omnicom Group Inc. and two of our wholly owned finance subsidiaries, Omnicom Capital Inc. and Omnicom Finance Inc., as co-obligors similar to our Convertible Notes. The Senior Notes are senior unsecured notes that rank in equal right of payment with all existing and future unsecured indebtedness and as a joint and several liability of the issuer and the co-obligors.

At December 31, 2007, we had a total of $2,041.5 million aggregate principal amount of convertible notes outstanding, including $847.0 million 2031 Notes that were issued in February 2001, $727.0 million 2032 Notes that were issued in March 2002, $0.2 million Zero Coupon Zero Yield Convertible Notes due 2033 that were issued in June 2003 and $467.3 million Zero Coupon Zero Yield Convertible Notes due 2038 ("2038 Notes") that were originally issued in June 2003 as 2033 Notes that were subsequently amended in June 2006 to become the 2038 Notes.

The holders of our 2031 Notes have the right to cause us to repurchase up to the entire aggregate principal amount of the notes then outstanding for par value in February of each year. The holders of our 2032 Notes have the right to cause us to repurchase up to the entire aggregate principal amount of the notes then outstanding for par value in August of each year. The holders of our 2038 Notes have the right to cause us to repurchase up to the entire aggregate principal amount of the notes then outstanding for par value on June 15, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2037. The 2031, 2032, 2033 and 2038 Notes are convertible, at specified ratios, only upon the occurrence of certain events, including: if our common shares trade above certain levels, if we effect extraordinary transactions or, in the case of the 2031 Notes and the 2032 Notes, if our long-term debt credit ratings are downgraded to BBB or lower by Standard & Poor's Ratings Service, or Baa3 or lower by Moody's Investors Service or in the case of the 2033 and 2038 Notes to BBB- or lower by S&P, and Ba1 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion and would not accelerate the holder's right to cause us to repurchase the notes. For additional information about the terms of these notes, see Note 4 to our consolidated financial statements.

In August 2005, we paid a supplemental interest payment of $33.5 million to qualified noteholders of our 2032 Notes, equal to $37.50 per $1,000 principal amount of notes, that did not put their notes back to us. The total supplemental interest payment was amortized ratably over a 12-month period to the next put date ending in August 2006 in accordance with EITF 96-19.

In February 2006, we paid a supplemental interest payment of $39.2 million to qualified noteholders of our 2031 Notes that did not put their notes back to us. The total supplemental interest payment was amortized ratably over a 12-month period to the next put date in February 2007 in accordance with EITF 96-19.

In June 2006, we offered to pay a supplemental interest payment of $27.50 per $1,000 principal amount of notes to holders of our 2033 Notes that did not put their notes back to us and consented to the amendments to the notes and related indenture as of June 27, 2006. The principal amendment extended the maturity of the notes from June 15, 2033 to July 1, 2038. The additional amendments conformed other terms of the notes for the extension of the maturity date, as well as amending the comparable yield. On June 21, 2006, we repurchased $132.5 million of 2033 Notes that were put to us. With respect to the remaining $467.5 million of 2033 Notes as of June 30, 2006, noteholders holding a combined amount of $428.1 million consented to the amendments, were paid $27.50 per $1,000 note and their notes were amended. The total supplemental interest payment of $11.7 million is being amortized ratably over a 24-month period to the next put date in accordance with EITF 96-19. The remaining noteholders of the 2033 Notes, comprising $39.4 million aggregate principal amount of notes, did not consent to the amendments and were not paid the supplemental interest payment. During 2007, substantially all of the remaining holders of the 2033 Notes exchanged their 2033 Notes for 2038 Notes, reducing the aggregate principal amount of our 2033 Notes to $0.2 million. No supplemental interest payment or fee was paid to noteholders for this exchange.

In July 2006, we offered to pay a supplemental interest payment of $32.50 per $1,000 principal amount of notes to holders of our 2032 Notes as of August 1, 2006 that did not put their notes back to us. On August 4, 2006, we repurchased $165.2 million of our 2032 Notes that were put to us. With respect to the remaining $727.0 million of notes, noteholders were paid a total supplemental interest payment of $23.6 million on August 2, 2006 which was amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19.

In February 2007, we did not pay a supplemental interest payment to qualified noteholders of our 2031 Notes. Additionally, none of the 2031 Notes were put back to us for repayment.

In July 2007, we did not pay a supplemental interest payment to qualified noteholders of our 2032 Notes. Additionally, none of the 2032 Notes were put back to us for repayment.

In February 2008, we offered to pay a supplemental interest payment of $9.00 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 4, 2008 who did not put their notes back to us. None of the 2031 Notes were put back to us and on February 8, 2008, noteholders were paid a total supplemental interest payment of $7.6 million that will be amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19.

Our outstanding debt and amounts available under these facilities as of December 31, 2007 (dollars in millions) were as follows:

	Debt Outstanding	Available Credit
Bank loans (due in less than 1 year)	$ 12.0	—
Commercial paper issued under $2.5 billion Revolver due June 23, 2011	—	$2,500.0
Senior Notes due April 15, 2016	996.0	—
Convertible notes due February 7, 2031	847.0	—
Convertible notes due July 31, 2032	727.0	—
Convertible notes due June 15, 2033	0.2	—
Convertible notes due July 1, 2038	467.3	—
Other debt	19.8	—
Total	$3,069.3	$2,500.0

Additional information about our indebtedness is included in Notes 3 and 4 to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange: Our results of operations are subject to risk from the translation to the U.S. Dollar of the revenue and expenses of our foreign operations, which are generally denominated in the local currency. The effects of currency exchange rate fluctuation on the translation of our results of operations are discussed in Note 12 of our consolidated financial statements. For the most part, our revenue and the expenses incurred related to that revenue are denominated in the same currency. This minimizes the impact that fluctuations in exchange rates will have on our net income.

While our agencies conduct business in more than 70 different currencies, our major non-U.S. currency markets are the European Monetary Union (EMU), the United Kingdom, Japan, Brazil and Canada. As an integral part of our treasury operations, we enter into short-term forward foreign exchange contracts which manage the foreign exchange risk of the intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenue are not denominated in the same currency, amounts are promptly settled or hedged in the foreign currency market with forward contracts. At December 31, 2007, we had forward foreign exchange contracts outstanding with an aggregate notional principal of $246.9 million mitigating the foreign exchange risk of intercompany borrowings and investments. The majority of the contracts were denominated in our major international market currencies with maturities ranging from two to 365 days with an average duration of just over 100 days.

In addition to hedging intercompany cash movement, we enter into short-term forward foreign exchange contracts which hedge U.S. Dollar commercial paper issued by our London treasury center, whose functional currency is the British Pound. At December 31, 2007, we had no forward contracts outstanding relating to this activity as there was no commercial paper outstanding.

Additionally, at December 31, 2007 we had cross-currency interest rate swaps in place with an aggregate notional principal amount of €230.0 million (Euro) maturing in 2010 and Japanese Yen-based cross-currency interest rate swaps with an aggregate notional principal amount of Japanese Yen 22.0 billion maturing in 2013. See Note 12 to our consolidated financial statements for information about the fair value of each type of derivative instrument.

The forward foreign exchange and swap contracts discussed above were entered into for the purpose of hedging certain specific currency risks. These risks are primarily the result of the temporary movement of money from one local market to another as part of our cash management program. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using these contracts, we exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk, we only enter into these contracts with major well-known banks and financial institutions that have debt credit ratings equal to or better than our credit rating.

These hedging activities are confined to risk management activities related to our international operations. We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2007 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. This overall system is designed to enable us to initiate remedial action, if appropriate.

Debt Instruments: In March 2006, we issued $1.0 billion aggregate principal amount of our Senior Notes due April 15, 2016. The gross proceeds from the issuance were $995.1 million. The gross proceeds less fees resulted in a 6.05% yield to maturity. The Senior Notes were issued by Omnicom Group Inc. and two of our wholly-owned finance subsidiaries, Omnicom Capital Inc. and Omnicom Finance Inc., as co-obligors, similar to our Convertible Notes. The Senior Notes are senior unsecured notes that rank in equal right of payment with all existing and future unsecured indebtedness and as a joint and several liability of the issuer and the co-obligors.

In June 2006, we amended and extended our five-year credit facility to June 23, 2011 and increased the amount available from $2.1 billion to $2.4 billion with substantially the same bank consortium. In conjunction with this amendment and extension, we terminated our $400.0 million 364-day revolving credit facility that was due to expire. Subsequently, in September 2006, the facility was increased from $2.4 billion to $2.5 billion. We have the ability to classify outstanding borrowings, if any, under our five-year credit facility as long-term debt.

In funding our day-to-day liquidity, we are an active participant in the commercial paper market with a $1.5 billion program. As of December 31, 2007, we had no commercial paper outstanding. Our credit facility provides credit support for commercial paper, as well as providing back-up liquidity in the event any of our convertible notes are put back to us.

Our bank syndicate includes large global banks such as Citibank, JPMorgan Chase, HSBC, ABN Amro, Deutsche, Bank of America, Societe Generale and BBVA. We also include large regional banks in the U.S. such as Wachovia, US Bancorp, Northern Trust, PNC and Wells Fargo. We also include banks that have a major presence in countries where we conduct business such as Sumitomo in Japan, Fortis in Belgium, Intesa San Paolo in Italy, Scotia in Canada and ANZ in Australia.

Our other long-term debt consists principally of convertible notes. As previously discussed, the holders of these convertible notes have the right on specific dates to cause us to repurchase up to the aggregate principal amount. We may offer the holders of our convertible notes a supplemental interest payment or other incentives to induce them not to put the convertible notes to us in advance of a put date. If we were to decide to pay a supplemental interest payment, the amount incurred would be based on a combination of market factors at the time of the applicable put date, including our stock price, short-term interest rates and a factor for credit risk.

If the convertible notes are put back to us, our interest expense could increase. The extent, if any, of the increase in interest expense will depend on the portion of the amount repurchased that was refinanced, when we refinance, the type of instrument we use to refinance and the term of the instrument.

Supplemental interest payments such as those made in 2005 and 2006 to qualified noteholders, as described above under "Debt Instruments, Guarantees and Related Covenants," are one method of keeping the convertible notes outstanding. If we are required to satisfy a put, based on our current financial condition and expectations, we expect to have sufficient available cash and unused credit commitments to fund any put, while still preserving ample capacity under these commitments to meet our cash requirements for the normal course of our business operations after the put event.

Our credit commitments allow either the issuance of commercial paper or bank loans, and we would likely fund the put initially using some combination of these instruments. We would then evaluate all funding alternatives available to us to replenish our credit capacity and liquidity. We believe the funding alternatives would include substantially all forms of debt, equity and convertible instruments available to us by accessing the public or private capital markets. Our evaluation would likely include the expected cash flows from the normal course of our business operations and the credit capacity to fund additional potential puts on the remaining outstanding convertible notes.

Currently, we meet all of our debt covenant requirements. Our credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (for purposes of these covenants EBITDA is defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. At December 31, 2007, our ratio of debt to EBITDA was 1.6 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2007, our ratio of EBITDA to interest expense was 17.5 times. We were in compliance with these covenants. In addition, the credit facilities do not limit our ability to declare or pay dividends.

Even if we were to replace the convertible notes with another form of debt on a dollar-for-dollar basis, it would have no impact on either our debt to capital ratios or our debt to EBITDA ratio. If we were to replace our convertible notes with interest-bearing debt at prevailing rates, this potential increase in interest expense would negatively impact our coverage ratios, such as EBITDA to interest expense. However, the coverage ratios applicable to our credit facilities and ratings levels are currently well within the thresholds. If either our ratio of debt to EBITDA increased by 50%, or our ratio of EBITDA to interest expense decreased by 50%, we would still be in compliance with these covenants. Therefore, based on our current coverage ratios, our present expectations of our future operating cash flows and expected access to debt and equity capital markets, we believe any increase in interest expense and reduction in coverage ratios would still place us comfortably above the coverage ratio requirements. Thus, we do not expect any negative impact on our credit ratings if the convertible notes are put to us.

Credit Markets: During the third quarter of 2007, volatility in the financial markets resulted in an increase in borrowing spreads in the commercial paper market. To mitigate the effect of these increased spreads, we arranged for $300.0 million in unsecured uncommitted lines of credit and shifted the funding of a portion of our daily borrowing needs to these lines from our commercial paper program. At December 31, 2007 there were no borrowings outstanding under these unsecured uncommitted lines of credit, as these lines were terminated during the fourth quarter of 2007. At December 31, 2007, the volatility in the credit markets did not have any impact on our debt instruments and credit ratings.

Item 8. Financial Statements and Supplementary Data

Our financial statements and supplementary data are included at the end of this report beginning on page F-1. See the index appearing on the following pages of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within applicable time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our CEO and CFO concluded that as of December 31, 2007, our disclosure controls and procedures are effective to ensure that decisions can be made timely with respect to required disclosures, as well as ensuring that the recording, processing, summarization and reporting of information required to be included in our Annual Report on Form 10-K for the year ended December 31, 2007 is appropriate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision of management and with the participation of our CEO, CFO and our agencies, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1987. Based on that evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2007. KPMG LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Omnicom's internal control over financial reporting as of December 31, 2007, dated February 22, 2008. There have not been any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 9B. Other Information

None.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements:

(a)(2) Financial Statement Schedules:

All other schedules are omitted because they are not applicable.

(a)(3) Exhibits:

Exhibit Numbers	Description
(3)(i)	Restated Certificate of Incorporation (Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "6-30-03 10-Q") and incorporated herein by reference).
(ii)	By-laws (Exhibit 3.2 to our 6-30-03 10-Q, File No. 1-10551and incorporated herein by reference).
4.1	Indenture, dated February 7, 2001, between JPMorgan Chase Manhattan Bank, as trustee, and us in connection with our issuance of $850,000,000 Liquid Yield Option Notes due 2031 (the "2031 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-55386) and incorporated herein by reference).
4.2	Form of Liquid Yield Option Notes due 2031 (included in Exhibit 4.1 above).
4.3	First Supplemental Indenture to the 2031 Indenture, dated as of February 13, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.3 to our Registration Statement on Form S-3 (Registration No. 333-112841) and incorporated herein by reference).
4.4	Second Supplemental Indenture to the 2031 Indenture, dated November 4, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2031 Indenture, dated February 13, 2004 (Exhibit 4.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the "9-30-04 10-Q") and incorporated herein by reference).
4.5	Third Supplemental Indenture to the 2031 Indenture, dated November 30, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, N.S., as trustee, as amended by the First Supplemental Indenture to the 2031 Indenture dated February 13, 2004, and the Second Supplemental Indenture to the 2031 Supplemental Indenture dated November 4, 2004 (Exhibit 4.1 to the Form 8-K (File No. 1-10551) dated November 30, 2004 and incorporated herein by reference).
4.6	Indenture, dated March 6, 2002, between JPMorgan Chase Bank, as trustee, and us in connection with our issuance of $900,000,000 Zero Coupon Zero Yield Convertible notes due 2032 (the "2032 Indenture") (Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

4.7	Form of Zero Coupon Zero Yield Convertible Notes due 2032 (included in Exhibit 4.6 above).
4.8	First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.3 to our Registration Statement on Form S-3 (Registration No. 333-112840) and incorporated herein by reference).
4.9	Second Supplemental Indenture to the 2032 Indenture, dated August 12, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2032 Indenture, dated February 13, 2004 (Exhibit 4.1 to our 9-30-04 10-Q and incorporated herein by reference).
4.10	Third Supplemental Indenture to the 2032 Indenture, dated November 4, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, and the Second Supplemental Indenture to the 2032 Indenture, dated August 12, 2004 (Exhibit 4.3 to our 9-30-04 10-Q and incorporated herein by reference).
4.11	Indenture, dated as of June 30, 2003, between JPMorgan Chase Bank, as trustee, and us in connection with our issuance of $600,000,000 Zero Coupon Zero Yield Convertible Notes due 2033 (the "2033 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-108611) and incorporated herein by reference).
4.12	Form of the Zero Coupon Zero Yield Convertible Notes due 2033 (included in Exhibit 4.11 above).
4.13	First Supplemental Indenture to the 2033 Indenture, dated as of November 5, 2003, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.4 to our Registration Statement on Form S-3 (Registration No. 333-108611) and incorporated herein by reference).
4.14	Second Supplemental Indenture to the 2033 Indenture, dated as of November 4, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003 (Exhibit 4.4 to our 9-30-04 10-Q and incorporated herein by reference).
4.15	Third Supplemental Indenture to the 2033 Indenture, dated November 10, 2004, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003, and the Second Supplemental Indenture to the 2033 Indenture, dated November 4, 2004 (Exhibit 4.1 to the Form 8-K (File No. 1-10551) dated November 10, 2004 and incorporated herein by reference).
4.16	Fourth Supplemental Indenture to the 2033 Indenture, dated June 30, 2006, among us, Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, N.A., as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003, the Second Supplemental Indenture to the 2033 Indenture, dated November 4, 2004, and the Third Supplemental Indenture to the 2033 Indenture, dated November 10, 2004 (Exhibit 4.1 to the Form 8-K (File No. 1-10551) dated July 7, 2006 and incorporated herein by reference).
4.17	Form of Senior Debt Securities Indenture (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-132625) and incorporated herein by reference).
4.18	First Supplemental Indenture, dated as of March 29, 2006, among us, Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, N.A., as trustee, in connection with our issuance of $1.0 billion 5.90% Notes due 2016 (Exhibit 4.2 to the Form 8-K (File No. 1-10551) dated March 29, 2006 (the "3-29-06 8-K") and incorporated herein by reference).
4.19	Form of 5.90% Notes due 2016 (Exhibit 4.3 to the 3-29-06 8-K and incorporated herein by reference).
10.1	Amended and Restated Five Year Credit Agreement (the "Agreement"), dated as of June 23, 2006, by and among us, Omnicom Finance Inc., Omnicom Capital Inc., Omnicom Finance PLC, the banks, financial institutions and other institutional lenders and initial issuing banks listed on the signature pages of the Agreement, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as lead arrangers and book managers, ABN Amro Bank N.V., as

syndication agent, JPMorgan Chase Bank, N.A., HSBC Bank USA, N.A., Bank of America, N.A. and Banco Bilbao Vizcaya Argentaria SA, as documentation agents and Citibank, N.A., as administrative agent for the lenders (Exhibit 10.1 to the Form 8-K dated June 29, 2006 (File No. 1-10551) and incorporated herein by reference).

10.2	Instrument of Resignation, Appointment and Acceptance, dated as of October 5, 2006, among us, Omnicom Capital Inc., Omnicom Finance Inc., JPMorgan Chase Bank, N.A. and Deutsche Bank Trust Company Americas (Exhibit 10.1 to the Form 8-K dated October 11, 2006 (File No. 1-10551) and incorporated herein by reference).
10.3	Amended and Restated 1998 Incentive Compensation Plan (Exhibit B to our Proxy Statement filed on April 10, 2000 and incorporated herein by reference).
10.4	Director Equity Plan for Non-employee Directors (Appendix B to our Proxy Statement filed on April 23, 2004 and incorporated herein by reference).
10.5	Standard form of our Executive Salary Continuation Plan Agreement (Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).
10.6	Standard form of the Director Indemnification Agreement (Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).
10.7	Long-Term Shareholder Value Plan (Exhibit 4.4 to our Registration Statement on Form S-8 (Registration No. 333-84498) and incorporated herein by reference).
10.8	Equity Incentive Plan (Exhibit 4.3 to our Registration Statement on Form S-8 dated August 18, 2003 (File No. 333-108063) and incorporated herein by reference).
10.9	Employment Agreement, dated as of April 22, 2005, among us, TBWA Worldwide Inc. and Jean-Marie Dru (Exhibit 10.1 to the Form 8-K dated April 28, 2005 (File No. 1-10551) and incorporated herein by reference).
10.10	Senior Management Incentive Plan (Exhibit 10.1 to the Form 8-K dated May 26, 2005 (File No. 1-10551) and incorporated herein by reference).
10.11	Senior Executive Restrictive Covenant and Retention Plan of Omnicom Group Inc., dated December 7, 2006 (Exhibit 10.1 to the Form 8-K dated December 13, 2006 (File No. 1-10551) and incorporated herein by reference).
10.12	Form of Award Agreement under the Senior Executive Restrictive Covenant and Retention Plan (Exhibit 10.2 to the Form 8-K dated December 13, 2006 (File No. 1-10551) and incorporated herein by reference).
10.13	Omnicom Group Inc. 2007 Incentive Award Plan (Appendix A to our Proxy Statement filed on April 23, 2007 (File No. 1-10551) and incorporated herein by reference).
10.14	Form of Indemnification Agreement (Exhibit 10.1 to the Form 10-Q filed on July 26, 2007 (File No. 1-10551) and incorporated herein by reference).
12.1	Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
31.1	Certification of Chief Executive Officer and President required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	Certification of the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C §1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 22, 2008

OMNICOM GROUP INC.

BY: /s/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRUCE CRAWFORD **(Bruce Crawford)**	Chairman and Director	February 22, 2008
/s/ JOHN D. WREN **(John D. Wren)**	Chief Executive Officer and President and Director	February 22, 2008
/s/ RANDALL J. WEISENBURGER **(Randall J. Weisenburger)**	Executive Vice President and Chief Financial Officer	February 22, 2008
/s/ PHILIP J. ANGELASTRO **(Philip J. Angelastro)**	Senior Vice President Finance and Controller (Principal Accounting Officer)	February 22, 2008
/s/ ROBERT CHARLES CLARK **(Robert Charles Clark)**	Director	February 22, 2008
/s/ LEONARD S. COLEMAN, JR. **(Leonard S. Coleman, Jr.)**	Director	February 22, 2008
/s/ ERROL M. COOK **(Errol M. Cook)**	Director	February 22, 2008
/s/ SUSAN S. DENISON **(Susan S. Denison)**	Director	February 22, 2008
/s/ MICHAEL A. HENNING **(Michael A. Henning)**	Director	February 22, 2008
/s/ JOHN R. MURPHY **(John R. Murphy)**	Director	February 22, 2008
/s/ JOHN R. PURCELL **(John R. Purcell)**	Director	February 22, 2008
/s/ LINDA JOHNSON RICE **(Linda Johnson Rice)**	Director	February 22, 2008
/s/ GARY L. ROUBOS **(Gary L. Roubos)**	Director	February 22, 2008

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation of Omnicom's consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Omnicom's consolidated financial position and results of operations in conformity with U.S. generally accepted accounting principles.

The financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Omnicom management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision of management and with the participation of our CEO, CFO and our agencies, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1987. Based on that evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2007. KPMG LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Omnicom's internal control over financial reporting as of December 31, 2007, dated February 22, 2008.

There have not been any changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected or are reasonably likely to affect our internal control over financial reporting.

The Board of Directors of Omnicom has an Audit Committee comprised of four non-management directors. The Committee meets periodically with financial management, Internal Audit and the independent auditors to review accounting, control, audit and financial reporting matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule on page S-1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Omnicom Group Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 9 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006.

/s/ KPMG LLP

New York, New York
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Omnicom Group Inc.:

We have audited Omnicom Group Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Omnicom Group Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Omnicom Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 22, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
February 22, 2008

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, (Dollars in millions, except per share data)		
	2007	2006	2005
REVENUE	$12,694.0	$11,376.9	$10,481.1
OPERATING EXPENSES:			
Salary and service costs	9,008.2	8,087.8	7,412.9
Office and general expenses	2,026.7	1,805.6	1,728.4
	11,034.9	9,893.4	9,141.3
OPERATING PROFIT	1,659.1	1,483.5	1,339.8
NET INTEREST EXPENSE:			
Interest expense	106.9	124.9	78.0
Interest income	(32.9)	(33.3)	(18.8)
	74.0	91.6	59.2
INCOME BEFORE INCOME TAXES	1,585.1	1,391.9	1,280.6
INCOME TAXES	536.9	466.9	435.3
INCOME AFTER INCOME TAXES	1,048.2	925.0	845.3
EQUITY IN EARNINGS OF AFFILIATES	38.4	29.6	27.6
MINORITY INTERESTS	(110.9)	(90.6)	(82.2)
NET INCOME	$ 975.7	$ 864.0	$ 790.7
NET INCOME PER COMMON SHARE:			
Basic	$ 2.99	$ 2.52	$ 2.19
Diluted	$ 2.95	$ 2.50	$ 2.18

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, (Dollars in millions, except per share data)	
	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$1,793.2	$1,739.5
Short-term investments at market, which approximates cost	47.8	189.3
Accounts receivable, net of allowance for doubtful accounts of $54.7 and $50.5	6,813.4	5,994.3
Billable production orders in process, at cost	578.0	633.8
Prepaid expenses and other current assets	1,271.8	1,089.3
Total Current Assets	10,504.2	9,646.2
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $1,059.8 and $992.6	706.7	639.8
INVESTMENTS IN AFFILIATES	247.1	214.1
GOODWILL	7,318.5	6,851.9
INTANGIBLE ASSETS, net of accumulated amortization of $251.6 and $207.8	195.7	143.2
DEFERRED TAX BENEFITS	40.5	49.4
OTHER ASSETS	259.0	260.1
TOTAL ASSETS	$19,271.7	$17,804.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$8,080.5	$7,332.6
Advance billings	1,122.8	1,117.5
Current portion of long-term debt	2.6	1.1
Bank loans	12.0	10.5
Accrued taxes	250.7	215.8
Other current liabilities	1,758.6	1,618.6
Total Current Liabilities	11,227.2	10,296.1
LONG-TERM DEBT	1,013.2	1,013.2
CONVERTIBLE NOTES	2,041.5	2,041.5
DEFERRED COMPENSATION AND OTHER LIABILITIES	481.2	305.8
LONG TERM DEFERRED TAX LIABILITY	174.8	78.0
MINORITY INTERESTS	242.1	198.8
COMMITMENTS AND CONTINGENT LIABILITIES (SEE NOTE 10)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $1.00 par value, 7.5 million shares authorized, none issued		
Common stock, $0.15 par value, 1.0 billion shares authorized, 397.2 million and 198.6 million shares issued, with 323.0 million and 168.3 million shares outstanding	59.6	29.8
Additional paid-in capital	1,619.5	1,662.1
Retained earnings	5,077.5	4,289.8
Accumulated other comprehensive income	430.7	267.9
Treasury stock, at cost, 74.2 million and 30.3 million shares	(3,095.6)	(2,378.3)
Total Shareholders' Equity	4,091.7	3,871.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$19,271.7	$17,804.7

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2007
(Dollars in millions)

	Comprehensive Income (Loss)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance December 31, 2004		198,636,936	$29.8	$1,645.6	$2,975.4	$ 268.5	$ (840.6)	$ 4,078.7
Comprehensive Income:								
Net Income	$ 790.7				790.7			790.7
Translation adjustments, net of taxes of $(112.4)	(208.7)					(208.7)		(208.7)
Comprehensive income	$ 582.0							
Dividends Declared ($0.925 per share)					(167.1)			(167.1)
Amortization of stock-based compensation				87.0				87.0
Shares transactions under employee stock plans				(56.9)			147.1	90.2
Shares issued for acquisitions							9.0	9.0
Purchase of treasury shares							(731.8)	(731.8)
Cancellation of shares		(7,224)		(0.6)			0.6	—
Balance December 31, 2005		198,629,712	29.8	1,675.1	3,599.0	59.8	(1,415.7)	3,948.0
Comprehensive Income:								
Net Income	$ 864.0				864.0			864.0
Translation adjustments, net of taxes of $128.8	239.1					239.1		239.1
Comprehensive income	$1,103.1							
Adoption of SFAS No. 158, net of taxes of $(20.4)						(31.0)		(31.0)
Dividends Declared ($1.00 per share)					(173.2)			(173.2)
Amortization of stock-based compensation				71.1				71.1
Shares transactions under employee stock plans				(83.9)			381.8	297.9
Purchase of treasury shares							(1,344.6)	(1,344.6)
Cancellation of shares		(2,485)		(0.2)			0.2	—
Balance December 31, 2006		198,627,227	29.8	1,662.1	4,289.8	267.9	(2,378.3)	3,871.3
Comprehensive Income:								
Net Income	$ 975.7				975.7			975.7
Translation adjustments, net of taxes of $89.5	163.5					163.5		163.5
Defined benefit plans and post-employment arrangements, net of taxes of $(0.9)	(0.7)					(0.7)		(0.7)
Comprehensive income	$1,138.5							
Adoption of FIN No. 48					1.3			1.3
Two-for-one stock split		198,627,227	29.8	(29.8)				—
Dividends Declared ($0.575 per share)					(189.3)			(189.3)
Amortization of stock-based compensation				68.7				68.7
Shares transactions under employee stock plans				(80.2)			181.1	100.9
Purchase of treasury shares							(899.7)	(899.7)
Cancellation of shares		(29,372)		(1.3)			1.3	—
Balance December 31, 2007		397,225,082	$59.6	$1,619.5	$5,077.5	$ 430.7	$(3,095.6)	$ 4,091.7

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, (Dollars in millions)		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$ 975.7	$ 864.0	$ 790.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of tangible assets	164.2	150.3	137.6
Amortization of intangible assets	44.4	39.7	37.6
Minority interests	110.9	90.6	82.2
Earnings of affiliates in excess of dividends received	(10.0)	(15.3)	(11.3)
Net gain on investment activity	(2.4)	(7.8)	(7.2)
Excess tax benefit on stock-based compensation	(17.2)	(26.6)	—
Windfall tax benefit on employee stock plans	—	—	15.8
Provisions for losses on accounts receivable	21.2	10.7	10.0
Amortization of stock-based compensation	68.7	71.1	87.0
Changes in assets and liabilities providing (requiring) cash, net of acquisitions:			
Increase in accounts receivable	(508.7)	(358.1)	(723.0)
Decrease (Increase) in billable production orders in process	101.1	(55.1)	(22.5)
Increase in prepaid expenses and other current assets	(124.8)	(210.2)	(60.4)
Net change in other assets and liabilities	136.6	96.7	59.7
(Decrease) Increase in advanced billings	(28.9)	168.4	66.6
Net increase in accrued and deferred taxes	218.2	57.9	100.2
Increase in accounts payable	450.3	864.9	428.2
Net Cash Provided by Operating Activities	1,599.3	1,741.2	991.2
Cash Flows from Investing Activities:			
Capital expenditures	(223.0)	(177.6)	(162.7)
Net payment for purchases of equity interests in subsidiaries and affiliates, net of cash acquired	(358.8)	(236.3)	(294.5)
Proceeds from sales of short-term investments	183.3	530.4	1,314.3
Purchases of short-term investments	(42.0)	(350.2)	(1,114.5)
Repayment of long-term notes receivable	—	13.5	65.8
Proceeds from sales of businesses	—	31.4	29.3
Net Cash Used in Investing Activities	(440.5)	(188.8)	(162.3)
Cash Flows from Financing Activities:			
Net decrease in short-term borrowings	(0.9)	(3.5)	(1.9)
Proceeds from issuance of debt	3.4	996.6	0.9
Repayments of principal of long-term debt obligations	(2.0)	(300.4)	(188.4)
Excess tax benefit on stock-based compensation	17.2	26.6	—
Dividends paid	(182.8)	(175.8)	(164.0)
Purchase of treasury shares	(899.7)	(1,368.2)	(756.7)
Proceeds from employee stock plans	100.9	321.5	99.2
Other, net	(76.8)	(80.3)	(105.9)
Net Cash Used in Financing Activities	(1,040.7)	(583.5)	(1,116.8)
Effect of exchange rate changes on cash and cash equivalents	(64.4)	(65.2)	(41.9)
Net Increase (Decrease) in Cash and Cash Equivalents	53.7	903.7	(329.8)
Cash and Cash Equivalents at Beginning of Year	1,739.5	835.8	1,165.6
Cash and Cash Equivalents at End of Year	$ 1,793.2	$ 1,739.5	$ 835.8
Supplemental Disclosures:			
Income taxes paid	$ 303.5	$ 409.8	$ 305.8
Interest paid	$ 87.7	$ 114.3	$ 67.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis and Presentation. The accompanying consolidated financial statements include the accounts of Omnicom Group Inc. and its domestic and international subsidiaries and are prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated.

Revenue Recognition. Substantially all of our revenue is derived from fees for services or a rate per hour, or equivalent basis, and revenue is realized when the service is performed in accordance with terms of each client arrangement, upon completion of the earnings process and when collection is reasonably assured. We record revenue net of sales tax, use tax and value added tax. Certain of our businesses earn a portion of their revenue as commissions based upon performance in accordance with client arrangements.

These principles are the foundation of our revenue recognition policy and apply to all client arrangements in each of our service disciplines – traditional media advertising, customer relationship management, public relations and specialty communications. Because the services that we provide across each of our disciplines are similar and delivered to clients in similar ways, all of the key elements set forth above apply to client arrangements in each of our four disciplines.

A small portion of our contractual arrangements with clients includes performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients.

Our revenue recognition policies are in compliance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements ("SAB 101") as updated by SAB 104, Revenue Recognition ("SAB 104"). SAB 101 and SAB 104 summarize certain views of the SEC staff in applying generally accepted accounting principles to revenue recognition in financial statements. In July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") released Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent ("EITF 99-19"). This Issue summarized the EITF's views on when revenue should be recorded at the gross amount billed because revenue has been earned from the sale of goods or services, or the net amount retained because revenue has been earned from a fee or commission. Additionally, in January 2002, the EITF released Issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred ("EITF 01-14"). EITF 01-14 summarized the EITF's views on when out-of-pocket expenses should be characterized as revenue. Our revenue recognition policies are in compliance with SAB 101, SAB 104, EITF 99-19 and EITF 01-14. In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained, when the fee or commission is earned.

Billable Production. Billable production orders in process consist principally of costs incurred on behalf of clients when providing advertising, marketing and corporate communications services to clients. Such amounts are invoiced to clients at various times over the course of the production process.

Cash Equivalents. Our cash equivalents are primarily comprised of investments in overnight interest-bearing deposits, commercial paper and money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase.

Investments Available for Sale. Short-term investments and time deposits with financial institutions consist principally of investments made with our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. Therefore, they are classified as current assets. Investments in publicly traded securities are classified as available-for-sale securities and are included in other long-term assets and are stated at market value. There are no significant realized gains or losses or unrealized gains or losses from our short-term investments and investments available for sale, because market approximates cost.

Cost-Based Investments. Cost-based long-term investments are primarily comprised of equity interests in privately held service companies where we do not exercise significant influence over the operating and financial policies of the investee. These minority interests are accounted for under the cost method and are included in other assets in our balance sheet. These investments are periodically evaluated to determine if there has been other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Equity Method Investments. The equity method is used to account for investments in entities in which we have an ownership of less than 50% and have significant influence over the operating and financial policies of the affiliate. The excess of the cost of our ownership interest in the stock of those affiliates over our share of the fair value of their net assets at the acquisition date is recognized as goodwill and included in the carrying amount of our investment. Subsequent to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), equity method goodwill is not amortized. We periodically evaluate these investments to determine if there has been other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent. Further, owners of interests in certain of our affiliates have the right in certain circumstances to require us to purchase additional ownership interests at fair value as defined in the applicable agreement. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices used by market participants in our industry. The ultimate amount payable is uncertain because it is based on future earnings of the affiliate, changes in the applicable foreign currency exchange rate and if exercised, the timing of the exercise of these rights.

Treasury Stock. We account for treasury share purchases at cost. The reissuance of treasury shares, primarily in connection with employee stock-based compensation plans, is accounted for at average cost. Gains or losses on the reissuance of treasury shares are accounted for as additional paid-in capital and do not affect our reported results of operations.

Foreign Currency Translation. Our financial statements were prepared in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS 52"). All of our foreign subsidiaries use their local currency as their functional currency in accordance with SFAS 52. Accordingly, the currency impacts of the translation of the balance sheets of our foreign subsidiaries to U.S. Dollar statements are included as translation adjustments in accumulated other comprehensive income. The income statements of foreign subsidiaries are translated at average exchange rates for the year. Net foreign currency transaction gains included in pre-tax income were $5.6 million in 2007, $2.1 million in 2006, and $0.1 million in 2005.

Earnings Per Common Share. On June 25, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, all current and prior period earnings per share data, share amounts and other per share data have been adjusted to reflect the stock split in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share," except for the prior year's consolidated balance sheet and statements of shareholders' equity. Basic earnings per share is based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the above, plus, if dilutive, common share equivalents which include outstanding options and restricted shares. For purposes of computing diluted earnings per share for the years ended December 31, 2007, 2006 and 2005, respectively, 4.4 million shares, 3.2 million shares, and 2.9 million shares were assumed to have been outstanding related to common share equivalents. For the years ended December 31, 2007, 2006 and 2005, respectively, 0.1 million shares, 4.8 million shares, and 9.2 million shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise price of the stock options were greater than or equal to the average price of our common stock and therefore their inclusion would have been anti-dilutive. The number of shares used in the computations were as follows (shares in millions):

	2007	2006	2005
Basic EPS computation	326.0	342.9	360.7
Diluted EPS computation	330.4	346.1	363.6

Gains and Losses on Issuance of Stock by Affiliates and Subsidiaries. Gains and losses on the issuance of stock by equity method affiliates and consolidated subsidiaries are recognized directly in our shareholders' equity, net of applicable taxes, through an increase or decrease to additional paid-in capital in the period in which the issuance occurs and do not affect reported results of operations.

Salary Continuation Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employee not to compete with us and to render consulting services during the postemployment period. Such payments, the amounts of which are also subject to certain limitations, including our operating performance during the postemployment period, represent the fair value of the services rendered and are expensed in such periods.

Depreciation of Furniture and Equipment and Amortization of Leasehold Improvements. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture of seven to ten years and equipment of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the estimated useful life of the assets.

Goodwill and Other Intangibles Assets. In accordance with SFAS 142, goodwill acquired resulting from a business combination is not amortized, but is periodically tested for impairment. Additionally, in accordance with SFAS No. 141, Business Combinations ("SFAS 141"), we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values including other identifiable intangible assets, as applicable, primarily customer relationships and trade names. See Note 2 for information about our acquisitions.

Under SFAS 142, we no longer amortize goodwill and intangible assets with indefinite lives and we are required to perform an annual impairment test on goodwill balances and intangible assets with indefinite lives. In performing the impairment test for goodwill, SFAS 142 requires that we identify the components of our operating segments that are reporting units and their respective carrying value, estimate the fair value of the reporting units and compare the fair value to the carrying value of the reporting units to determine if there is a potential impairment. We use several market participant measurements to determine fair value. This approach utilizes a discounted expected cash flow methodology, consideration of similar and recent transactions and when available and as appropriate, we use comparative market participant measures to supplement our analysis. If there is a potential impairment, SFAS 142 requires that additional analysis be performed to determine the amount of the impairment, if any, to be recorded.

We perform our impairment test during the second quarter of each year. In determining the fair value of our reporting units, we perform a discounted expected cash flow analysis assuming they could be sold in a nontaxable transaction between willing parties. When comparing the fair value of our reporting units to their carrying value, we include deferred taxes in the carrying value of each of our reporting units. We have concluded, for each year presented in the financial statements, that the fair value of the reporting units exceeded their carrying value and we have concluded that goodwill was not impaired. We plan to continue to perform our impairment test during the second quarter of each year unless certain events, as defined in SFAS 142, trigger the need for an earlier evaluation for impairment.

In accordance with paragraph 30 of SFAS 142, we identified our regional reporting units as components of our operating segments, which are our five agency networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in paragraph 17 of SFAS No.131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), and the guidance set forth in EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy.

Income Taxes. We file a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. The principal foreign jurisdictions include the United Kingdom, France and Germany. We have not provided U.S. deferred income taxes on cumulative earnings of non-U.S. affiliates that have been reinvested indefinitely. A provision has been made for income and withholding taxes on the earnings of international subsidiaries and affiliates that have been distributed. Interest and penalties related to tax positions taken in our tax returns are recorded in income tax expense in our consolidated statement of income.

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, as amended ("SFAS 109"). Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of our assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed to be in effect when the differences reverse. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes, including employee stock-based compensation expense and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions, as well as tax loss and credit carryforwards. Deferred tax liabilities result principally from expenses arising from financial instruments which are currently deductible for tax purposes but have not been expensed in the financial statements and basis differences arising from tangible and deductible intangible assets.

We maintain valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we evaluate factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

Employee Stock Compensation. Employee stock compensation, consisting primarily of stock options and restricted stock, is accounted for in accordance with SFAS No. 123, Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). We elected, effective January 1, 2004, to account for stock-based employee compensation using the fair value method. The fair value of stock-based employee compensation is recorded in our consolidated statement of income. In determining the fair value of certain stock based compensation awards, we use certain estimates and assumptions such as expected life, rate of risk free interest, volatility and dividend yield. Pre-tax stock-based employee compensation expense for the years ended December 31, 2007, 2006 and 2005, was $68.7 million, $71.1 million, and $87.0 million, respectively. Information about our specific awards and stock plans can be found in Note 7.

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R") which requires, among other things, that we record stock-based compensation expense net of an estimate for awards that are expected to be forfeited. For all unvested awards outstanding at January 1, 2006, we recorded an adjustment to reflect the cumulative effect of this change in accounting principle. The adjustment in the first quarter of 2006 resulted in an increase in our operating profit and net income of $3.6 million and $2.0 million, respectively. Because this adjustment did not have a material effect on our results of operations and financial condition, we did not present this adjustment on an after-tax basis as a cumulative effect of accounting change in our income statement.

SFAS 123R also requires that new awards issued to individuals that are, or will become, retirement-eligible during the vesting period of the award to be expensed over the lesser of the period from the date of grant through the retirement-eligible date or the vesting date. This differs from our previous policy for awards that were issued prior to adoption of SFAS 123R with retirement eligibility provisions. For those awards we recognized compensation expense over the vesting period and we accelerated compensation expense upon the triggering of a retirement event. We estimate that for the full-years of 2007 and 2006, $6.0 million and $13.5 million, respectively, of pre-tax stock-based employee compensation expense was recorded related to unvested awards at December 31, 2005 that were issued prior to adoption of SFAS 123R to individuals that were retirement-eligible at December 31, 2005 and the awards included retirement eligibility provisions. Had SFAS 123R been in effect when these awards were issued, stock-based compensation expense in 2007 and 2006 would have been less by $6.0 million and $13.5 million, respectively.

SFAS 123R provided transition alternatives with respect to calculating the pool of tax benefits within our additional paid-in capital (the "APIC" Pool) that are available on the adoption date to offset potential future shortfalls. The APIC Pool results from the amount by which cumulative year tax deductions for stock-based compensation exceed the cumulative book stock-based compensation expense recognized in our financial statements. We utilized the short-cut method as prescribed by FASB Statement of Position 123R-3 to calculate the APIC Pool.

Concentration of Credit Risk. We provide marketing and corporate communications services to thousands of clients who operate in nearly every industry sector. We grant credit to qualified clients in the ordinary course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 2.8% of our 2007 consolidated revenue and no other client accounted for more than 2.4% of our 2007 consolidated revenue.

Derivative Financial Instruments. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative financial instruments consist principally of cross-currency interest rate swaps and forward foreign exchange contracts. For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose us to risk; and (3) it is expected that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as hedge is required to be immediately recognized in the statement of income.

We execute forward foreign exchange contracts in the same currency as the related exposure, whereby 100% correlation is achieved based on spot rates. Gains and losses on derivative financial instruments which are hedges of foreign currency assets or liabilities are recorded at market value and changes in market value are recognized in the statement of income in the current period. Gains and losses on our cross-currency interest rate swaps that are used to hedge our net investments in foreign subsidiaries are recorded to accumulated comprehensive income as translation adjustments to the extent of changes in the spot exchange rate. The remaining difference is recorded in the statement of income in the current period.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions

During 2007, we completed 13 acquisitions of new subsidiaries for cash consideration and made additional cash investments in companies in which we already had an ownership interest, none of which were material to our consolidated financial position or results of operations. In addition, we made contingent purchase price payments related to acquisitions completed in prior years. The aggregate cost of these transactions, including cash payments and the assumption of liabilities in 2007 was as follows (dollars in millions):

New and existing subsidiaries	$219.0
Contingent purchase price payments	159.3
	$378.3

Valuations of these acquired companies were based on a number of factors, including specialized know-how, reputation, geographic coverage, competitive position and service offerings. Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms through the expansion of their geographic area and/or their service capabilities to better serve our clients. Consistent with our acquisition strategy and past practice, most acquisitions completed in 2007 included an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent payments for these transactions, as well as certain acquisitions completed in prior years, are derived using the performance of the acquired entity and are based on pre-determined formulas. These contingent purchase price obligations are accrued when the contingency is resolved and payment is certain.

For each of our acquisitions, we undertake a detailed review to identify other intangible assets and a valuation is performed for all such assets identified. We use several market participant measurements to determine fair value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies and when available and as appropriate, we use comparative market multiples to supplement our analysis. Like most service businesses, a substantial portion of the intangible asset value that we acquire is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately by SFAS 141. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships and the related customer contracts. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand our existing client relationships. The expected benefits of our acquisitions are typically shared across multiple agencies and regions.

As of December 31, 2007 and 2006, the components of our intangible assets were as follows:

	(Dollars in millions)					
	2007			2006		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets subject to SFAS 142 impairment tests:						
Goodwill	$7,946.5	$628.0	$7,318.5	$7,457.2	$605.3	$6,851.9
Other identifiable intangible assets subject to amortization:						
Purchased and internally developed software	$ 249.9	$187.8	$ 62.1	$ 223.1	$163.1	$ 60.0
Customer related and other	197.4	63.8	133.6	127.9	44.7	83.2
Total	$ 447.3	$251.6	$ 195.7	$ 351.0	$207.8	$ 143.2

Substantially all of our other identifiable intangible assets are amortized on a straight-line basis ranging from 5 to 10 years.

During the third quarter of 2006, we disposed of a U.S. based healthcare business and several small businesses. The sale of the healthcare business resulted in a high book tax rate primarily caused by the allocation of non-deductible goodwill in accordance with SFAS 142. This increase in income tax expense was more than offset by a one-time reduction of income tax expense from the resolution of uncertainties related to changes in certain foreign tax laws. The aggregate impact of these events was a decrease in profit before tax of $0.5 million, a decrease in tax expense of $1.8 million and an increase in net income of $1.3 million.

3. Bank Loans and Lines of Credit

Bank loans of $12.0 million and $10.5 million at December 31, 2007 and 2006, respectively, are primarily comprised of the bank overdrafts of our international subsidiaries. These loans are treated as unsecured loans pursuant to our bank agreements. The weighted average interest rate on these bank loans as of December 31, 2007 and 2006 was 5.9% and 6.2%, respectively.

At December 31, 2007 and 2006, we had committed and uncommitted lines of credit aggregating $2,954.9 million and $2,862.4 million, respectively. The unused portion of these credit lines was $2,942.9 million and $2,851.9 million at December 31, 2007 and 2006, respectively. During the third quarter of 2007, volatility in the financial markets related to the credit crisis resulted in an increase in borrowing spreads in the commercial paper markets. We arranged for $300.0 million in unsecured uncommitted lines of credit and shifted funding a portion of our daily needs to these lines from our commercial paper program. These lines were subsequently terminated during the fourth quarter of 2007. Accordingly, at December 31, 2007, there were no borrowings outstanding under these lines.

In June 2006, we amended and extended our five-year credit facility to June 23, 2011 and increased the amount available from $2.1 billion to $2.4 billion with substantially the same bank syndicate. In conjunction with this amendment and extension, we terminated our $400.0 million 364-day revolving credit facility that was due to expire. Subsequently, in September 2006, the facility was increased from $2.4 billion to $2.5 billion. We have the ability to classify outstanding borrowings, if any, under our five-year credit facility as long-term debt.

Our five-year credit facility is provided by a bank syndicate that includes large global banks such as Citibank, JP Morgan Chase, HSBC, ABN Amro, Deutsche Bank, Bank of America, Societe Generale and BBVA. We also include large regional banks in the U.S. such as Wachovia, US Bancorp, Northern Trust, PNC and Wells Fargo. Additionally, we include banks that have a major presence in countries where we conduct business such as Sumitomo in Japan, Fortis in Belgium, Intesa San Paolo in Italy, Scotia in Canada and ANZ in Australia.

Our $2,500.0 million five-year revolving credit facility provides support for our $1,500.0 million commercial paper program, as well as provide back-up liquidity in the event any of our convertible notes are put back to us. The gross amount of commercial paper issued and redeemed under our commercial paper program during 2007 was $20.0 billion, with an average term of 3.2 days. During 2006, $13.6 billion of commercial paper was issued and redeemed with an average term of 2.8 days. We issue commercial paper to manage changes in our working capital during the year that arise principally because in the normal course of business, our agencies incur costs on behalf of our clients at levels substantially exceeding our revenues, including when we place media and incur production cost obligations. As of December 31, 2007 and 2006, we had no commercial paper borrowings outstanding.

The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (for purposes of these covenants EBITDA is defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2007, our ratio of debt to EBITDA was 1.6 times and our ratio of EBITDA to interest expense was 17.5 times. We were in compliance with these covenants. In addition, the credit facilities do not limit our ability to declare or pay dividends.

4. Long-Term Debt and Convertible Notes

Long-term debt and convertible notes outstanding as of December 31, 2007 and 2006 consisted of the following:

	(Dollars in millions)	
	2007	2006
Senior Notes — due April 15, 2016	$ 996.0	$ 995.5
Other notes and loans at rates from 4.8% to 12.0%, due through 2012	19.8	18.8
	1,015.8	1,014.3
Less current portion	2.6	1.1
Total long-term debt	$1,013.2	$1,013.2
Convertible Notes — due February 7, 2031	$ 847.0	$ 847.0
Convertible Notes — due July 31, 2032	727.0	727.0
Convertible Notes — due June 15, 2033	0.2	39.4
Convertible Notes — due July 1, 2038	467.3	428.1
	2,041.5	2,041.5
Less current portion	—	—
Total convertible notes	$2,041.5	$2,041.5

In February 2001, we issued $850.0 million aggregate principal amount of Liquid Yield Option Notes due February 7, 2031 ("2031 Notes"). These notes are senior unsecured zero-coupon securities that were convertible at issuance into 15.5 million shares of our common stock, implying a conversion price of $55.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including; if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded by at least two notches from their December 31, 2007 level of A- to BBB or lower by Standard & Poor's Ratings Service ("S&P"), or from their December 31, 2007 level of Baa1 to Baa3 or lower by Moody's Investors Service ("Moody's"). These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in February of each year and we have agreed not to redeem the notes for cash before February 7, 2009. There are no events that accelerate the noteholders' put rights. Beginning in February 2006 and every six months thereafter, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest for that period. Our initial calculation in February 2006 and subsequent calculations thereafter did not require us to pay contingent cash interest. In prior years, $3.0 million principal amount of notes were put back to us reducing the total outstanding balance to $847.0 million.

In March 2002, we issued $900.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due July 31, 2032 ("2032 Notes"). The notes are senior unsecured zero-coupon securities that were convertible at issuance into 16.4 million shares of our common stock, implying a conversion price of $55.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including; if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded at least two notches from their December 31, 2007 level of A- to BBB or lower by S&P, or from their December 31, 2007 level of Baa1 to Baa3 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in August of each year and we have agreed not to redeem the notes for cash before July 31, 2009. There are no events that accelerate the noteholders' put rights. Beginning in August 2007 and every six months thereafter, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest for that period. Our initial calculation in August 2007 did not require us to pay contingent interest. In prior years, $7.7 million principal amount of notes were put back to us reducing the total outstanding balance at December 31, 2005 to $892.3 million and $165.3 million principal amount of notes were put back to us in 2006 reducing the outstanding balance at December 31, 2006 to $727.0 million.

In June 2003, we issued $600.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due June 15, 2033 ("2033 Notes"). The notes are senior unsecured obligations that were convertible at issuance into 11.7 million shares of our common stock, implying a conversion price of $51.50 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including; if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded from their current level to Ba1 or lower by Moody's or BBB- or lower by S&P. The occurrence of these events will not result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash on June 15, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032 and we have a right to redeem the notes for cash beginning on June 15, 2010. There are no events that accelerate the noteholders' put rights. Beginning in June 2010, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest. The majority of the 2033 Notes were amended in June 2006, as discussed below, and the amended notes are referred to as our Zero Coupon Zero Yield Convertible Notes due 2038 ("2038 Notes").

Our 2031, 2032, 2033 and 2038 Notes (collectively the "Notes") provide the noteholders with certain rights that we consider to be embedded derivatives in accordance with SFAS 133. Under SFAS 133, embedded derivatives could be required to be bifurcated and accounted for separately from the underlying host instrument. The noteholders' rights we considered for bifurcation were: (1) an embedded conversion option to convert the bonds into shares of our common stock; (2) the right to put the Notes back to us for repayment (noteholder's put right) and our agreement to not call the Notes up to specified dates (no call right); and (3) the right to collect contingent cash interest from us if certain criteria are met. As discussed below, the embedded derivatives were not required to be bifurcated or had no impact on the carrying value of the Notes and accordingly, the Notes are carried at their value due at maturity.

Specifically, the embedded conversion options qualify for the exception in SFAS 133 covering convertible bonds and we are not required to separately account for the embedded conversion option. Under SFAS 133, the embedded options must meet the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19") to qualify for the exception. EITF 00-19 required that certain criteria be met for a freestanding derivative in a company's own stock to be classified as an equity instrument. The embedded conversion options met the criteria in EITF 00-19 and would, if converted, be accounted for in shareholders' equity as if they were freestanding derivatives. We are not required to separately value and account for the noteholders' put right and the no call right under SFAS 133 and related interpretation by the Derivatives Implementation Group (DIG) No. B-16. These rights were considered to be clearly and closely related to the underlying Notes and are not contingently exercisable. Additionally, the debt was not issued with a substantial discount or premium. Lastly, the noteholders' right to collect contingent cash interest is a derivative and is required to be marked to market value each reporting period with changes recorded in interest expense. The value of this right is primarily linked to the price of our common stock and not the debt host contract. Therefore, it is not clearly and closely related to our debt and is required to be separately accounted for under SFAS 133. For each of the Notes at issuance and through December 31, 2005, this right had nominal value. For the periods ended December 31, 2007 and 2006, the value was $0.7 million and $0.8 million, respectively.

In August 2004, we amended the indenture governing the 2032 Notes. In November 2004, we amended the indentures governing the 2031 Notes and the 2033 Notes. The amendments added two of our wholly-owned finance subsidiaries, Omnicom Capital Inc. and Omnicom Finance Inc., as co-obligors to each convertible note. The amendments to all three indentures were similar with respect to settlement of the notes on put or conversion. We amended the provisions regarding payment to the noteholders in the event of a put. Previously, we could satisfy the put obligation in cash, shares or a combination of both, at our option. The amendments provide that we can only satisfy the put obligation in cash. We also amended the provisions regarding payment to the noteholders in the event the noteholders exercise their conversion right. Previously, we were required to satisfy the conversion obligation of each note by delivering the underlying number of shares, as adjusted, into which the note converts. The amendments provide that the conversion obligation is equal to a conversion value determined on the day of conversion, calculated by multiplying the share price at the close of business on that day by the underlying number of shares into which the note converts. We then satisfy the conversion value by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares, at our option. This amendment made the notes compliant with EITF 90-19, Convertible Bonds with Issuer Options to Settle for Cash Upon Conversion — "Instrument C" treatment. Further, the amended notes qualified for the exception in SFAS 133, covering convertible bonds and we are not required to separately account for the fair value of the embedded conversion option. The amendments did not change this accounting, accordingly, the notes are carried at their face value. At the same time we amended the indenture provisions governing settlement on put or conversion, we also amended the provisions of 2031 Notes and the 2032 Notes governing the payment of contingent cash interest.

In February 2006, we offered to pay a supplemental interest payment of $46.25 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 2, 2006 to not put their notes back to us. The noteholders were paid $39.2 million on February 8, 2006. This payment is being amortized ratably over a 12-month period to the next put date in accordance with Emerging Issues Task Force ("EITF") No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments ("EITF 96-19"). In February 2007, we did not pay a supplemental interest payment to noteholders of our 2031 Notes and none of the 2031 Notes were put back to us for repayment.

In June 2006, we offered to pay a supplemental interest payment of $27.50 per $1,000 of our 2033 Notes to holders that did not put their notes back to us and consented to the amendments to the notes and related indenture as of June 27, 2006. The principal amendment extended the maturity of the notes from June 15, 2033 to July 1, 2038. The additional amendments conformed other terms of the notes for the extension of the maturity date, as well as amending the comparable yield. On June 21, 2006, we repurchased $132.5 million of notes that were put to us. With respect to the remaining $467.5 million of notes as of June 30, 2006, noteholders holding a combined amount of $428.1 million of notes consented to the amendments, were paid $27.50 per $1,000 note and their notes were amended. The total supplemental interest payment of $11.7 million will be amortized ratably over a twenty-four-month period to the next put date in accordance with EITF 96-19. During the first quarter of 2007, substantially all of the remaining holders of the 2033 Notes exchanged their notes for 2038 Notes reducing the aggregate principal amount of the 2033 Notes outstanding to $0.2 million. No supplemental interest payment or fee was paid to the noteholders. The next put date for the 2033 and 2038 notes is June 15, 2008.

In July 2006, we offered to pay a supplemental interest payment of $32.50 per $1,000 principal amount of notes to holders of our 2032 Notes as of August 1, 2006 that did not put their notes back to us. On August 4, 2006, we repurchased $165.2 million of our 2032 Notes that were put to us. With respect to the remaining $727.0 million of notes, noteholders were paid a total supplemental interest payment of $23.6 million on August 2, 2006 which is being amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19. In July 2007, we did not pay a supplemental interest payment to noteholders of our 2032 Notes and none of the 2032 Notes were put back to us for repayment.

In March 2006, we issued $1.0 billion aggregate principal amount of Senior Notes due April 15, 2016 ("Senior Notes"). The gross proceeds from the issuance were $995.1 million. The gross proceeds less fees resulted in a 6.05% yield to maturity. The Senior Notes were issued by Omnicom Group Inc. and two of our wholly-owned finance subsidiaries, Omnicom Capital Inc. and Omnicom Finance Inc., as co-obligors. The Senior Notes are senior unsecured notes that rank in equal right of payment with all existing future unsecured indebtedness and as a joint and several liability of the issuer and the co-obligors.

In February 2008, we offered to pay a supplemental interest payment of $9.00 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 4, 2008 who did not put their notes back to us. None of the 2031 Notes were put back to us and on February 8, 2008, noteholders were paid a total supplemental interest payment of $7.6 million that will be amortized ratably over a 12-month period to the next put date in accordance with EITF 96-19.

For the years ended December 31, 2007, 2006 and 2005, our gross interest expense on our borrowings was $106.9 million, $124.9 million and $78.0 million, respectively. Included in our interest expense in 2007, 2006 and 2005, and described above was $23.9 million, $71.5 million and $47.3 million related to our convertible notes, respectively. Interest expense relative to our Senior Notes was $60.2 million and $45.5 million in 2007 and 2006. In addition, interest expense relative to our €152.4 million 5.20% Notes was $3.9 million in 2005. The remainder of our interest expense in these years was related to our short-term borrowings.

The aggregate stated maturities of long-term debt and convertible notes as of December 31, 2007, are as follows:

	(Dollars in millions)
2008	$ 2.6
2009	0.5
2010	16.3
2011	0.3
2012	0.1
2013	—
Thereafter	3,037.5

5. Segment Reporting

Our wholly and partially owned agencies operate within the advertising, marketing and corporate communications services industry. These agencies are organized into agency networks, virtual client networks, regional reporting units and operating groups. During 2005, we completed the reorganization of our operating segments and the formation of a fifth agency network. Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients across a variety of geographic regions. In addition, our agency networks have similar economic characteristics and similar long-term operating margins, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Therefore, given these similarities and in accordance with the provisions of SFAS 131, most specifically paragraph 17, we aggregate our operating segments, which are our five agency networks, into one reporting segment.

A summary of our revenue and long-lived assets by geographic area for the years then ended, and as of December 31, 2007, 2006 and 2005 is presented below:

	(Dollars in millions)		
	Americas	EMEA	Asia/Australia
2007			
Revenue	$7,392.8	$4,543.7	$757.5
Long-Lived Assets	420.5	233.9	52.3
Goodwill	6,061.9	1,196.4	60.2
2006			
Revenue	$6,789.2	$3,909.7	$678.0
Long-Lived Assets	379.1	211.7	49.0
Goodwill	5,636.7	1,157.8	57.4
2005			
Revenue	$6,261.6	$3,586.0	$633.5
Long-Lived Assets	415.9	149.8	43.0
Goodwill	5,508.4	932.2	52.5

The Americas is primarily composed of the U.S., Canada and Latin American countries. EMEA is primarily composed of various Euro currency countries, the United Kingdom, the Middle-East and Africa and other European countries that have not adopted the European Union Monetary standard. Asia/Australia is primarily composed of China, Japan, Korea, Singapore, Australia and other Asian countries.

6. Equity and Cost-Based Investments

We have investments in privately held unconsolidated affiliated companies accounted for under the equity method. The affiliated companies offer marketing and corporate communications services similar to those offered by our operating companies. The equity method is used when we own less than 50% of the common stock but exercise significant influence over the operating and financial policies of the affiliate.

Our total equity investments did not exceed 3.0% of our total assets, our proportionate share of our affiliates' total assets did not exceed 3.0% of our total assets, and individually and in the aggregate, our proportionate share of our affiliates' profit before incomes taxes did not exceed 5.0% of our total profit before income taxes. Accordingly, summarized financial information of our affiliates is not required to be disclosed as these affiliates are not material to our financial position or results of operations.

Our equity interest in the net income of these affiliated companies was $38.4 million and $29.6 million for the years ended December 31, 2007 and 2006, respectively. Our equity interest in the net assets of these affiliated companies was $165.8 million and $132.8 million at December 31, 2007 and 2006, respectively. Owners of interests in certain of our affiliated companies have the right in certain circumstances to require us to purchase additional ownership interests at fair value as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices used by market participants in our industry. The terms of these rights vary for each arrangement and the ultimate amount payable in the future also varies based upon the future earnings of the affiliated companies, changes in the applicable foreign currency exchange rates and if exercised, the timing of the exercise of these rights.

Our cost-based investments at December 31, 2007 were primarily comprised of equity interests of less than 20% in various privately held service companies. This method is used when we own less than a 20% equity interest and do not exercise significant influence over the operating and financial policies of the investee. The total cost basis of these investments as of December 31, 2007 and 2006 was $41.2 million and $47.2 million, respectively and are included in other assets on our balance sheet.

7. Employee Stock Compensation Plans

Our current equity incentive compensation plan was adopted in 2007 ("2007 Equity Incentive Award Plan") and reserved 37.0 million shares of our common stock for options, restricted stock and other awards. The 2007 Equity Incentive Award Plan also permits reissuance of forfeited shares that were issued as restricted stock awards and option grants under the current and previous plans prior to the adoption of the 2007 Equity Incentive Award Plan. Pursuant to the 2007 Equity Incentive Award Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than ten years from the date of grant. The terms of each option and the times at which each option will be exercisable will be determined by the Compensation Committee of the Board of Directors. It is anticipated that the full vesting period for options will generally be three years. Generally our option grants become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

As a result of the adoption of the 2007 Equity Incentive Award Plan in 2007, no new awards may be granted under our previous award plans.

Our current and previous equity award plans do not permit the holder of an award to elect cash settlement under any circumstances.

Stock Options:

Options included under all incentive compensation plans, all of which were approved by our shareholders, for the past three years are:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option, beginning of year	23,881,610	$37.44	31,405,670	$37.03	34,608,094	$36.53
Options granted under:						
2007 Equity Incentive Award Plan	120,000	52.83	—	—	—	—
Previous Equity Incentive Plans	—	—	100,000	44.40	40,000	40.25
Options exercised	(2,097,251)	29.43	(7,599,726)	35.82	(2,905,878)	31.17
Options forfeited / repurchased	(192,824)	41.63	(24,334)	38.23	(336,546)	36.45
Shares under option, end of year	21,711,535	$38.26	23,881,610	$37.44	31,405,670	$37.03
Options exercisable at year-end	21,591,535		15,860,978		22,588,878	

The following table summarizes the information above about options outstanding and options exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (in dollars)	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$19.88 to 21.34	570,000	1 year	$20.96	570,000	$20.96
32.75 to 45.61	3,810,000	1-2 years	41.19	3,810,000	41.19
39.16	1,704,000	2-3 years	39.16	1,704,000	39.16
31.18 to 43.58	13,154,731	3-4 years	36.47	13,154,731	36.47
43.04 to 46.77	2,352,804	4-5 years	46.31	2,352,804	46.31
52.83	120,000	6-7 years	52.83	—	—
	21,711,535			21,591,535	

The weighted average fair value, calculated on the basis summarized below, of each option granted was $8.01, $8.06 and $8.44 for 2007, 2006 and 2005, respectively. The fair value of each option grant has been determined as of the date of grant using the Black-Scholes option valuation model and are typically amortized to expense over the vesting period. The Black-Scholes assumptions (without adjusting for the risk of forfeiture and lack of liquidity) were as follows:

	2007	2006	2005
Expected option lives	3.5 years	3.5 years	3.5 years
Risk free interest rate	4.0%	4.9% – 5.1%	3.8%
Expected volatility	14.7%	16.4% – 16.7%	24.1%
Dividend yield	1.1%	1.1%	1.1%

Restricted Shares:

Changes in outstanding shares of restricted stock for the three years ended December 31, 2007 were as follows:

	2007	2006	2005
Restricted shares at beginning of year	4,162,718	4,356,670	4,824,826
Number granted	1,639,761	1,450,706	1,447,114
Number vested	(1,243,605)	(1,407,930)	(1,692,276)
Number forfeited	(260,907)	(236,728)	(222,994)
Restricted shares at end of year	4,297,967	4,162,718	4,356,670

The weighted average per share grant date fair value of restricted shares was $44.94 at the end of 2007, $40.30 at the end of 2006 and $37.15 at the end of 2005.

All restricted shares were sold at a price per share equal to their par value. The difference between par value and market value on the date of the grant is charged to shareholders' equity and then amortized to expense over the restriction period. The restricted shares typically vest in 20% annual increments provided the employee remains in our employ.

Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the forfeiture restrictions lapse. Under most circumstances, the employee must resell the shares to us at par value if the employee ceases employment prior to the end of the restriction period.

ESPP:

We have an employee stock purchase plan ("ESPP") that enables employees to purchase our common stock through payroll deductions over each plan quarter at 85% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by the Employee Retirement Income Security Act of 1974 ("ERISA"). During 2007, 2006 and 2005, employees purchased 513,429 shares, 551,704 shares and 570,852 shares, respectively, all of which were treasury shares, for which $22.2 million, $21.1 million and $20.4 million, respectively, was paid to us. At December 31, 2007, 1,062,463 shares remain reserved for the ESPP.

Total pre-tax stock-based employee compensation cost for the years ended December 31, 2007, 2006 and 2005, was $68.7 million, $71.1 million and $87.0 million, respectively. Total unamortized stock-based compensation at December 31, 2007 was $151.2 million that will be expensed over the next four years.

SFAS 123R:

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R") which requires, among other things, that we record stock-based compensation expense net of an estimate for awards that are expected to be forfeited. For all unvested awards outstanding at January 1, 2006, we recorded an adjustment to reflect the cumulative effect of this change in accounting principle. The adjustment in the first quarter of 2006 resulted in an increase in our operating profit and net income of $3.6 million and $2.0 million, respectively. Because this adjustment did not have a material effect on our results of operations and financial condition, we did not present this adjustment on an after-tax basis as a cumulative effect of accounting change in our income statement.

8. Income Taxes

We file a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. The principal foreign jurisdictions include the United Kingdom, France and Germany. The Internal Revenue Service ("IRS") has completed its examination of our federal tax returns through 2002 and has commenced an examination of our federal tax returns for 2003 and 2004. In addition, our subsidiaries' tax returns in the United Kingdom, France and Germany have been examined through 2001, 2003 and 2000, respectively.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income before income taxes and the provision for taxes on income consisted of the amounts shown below:

	Years Ended December 31, (Dollars in millions)		
	2007	2006	2005
Income before income taxes:			
Domestic	$ 736.2	$ 684.0	$ 665.5
International	848.9	707.9	615.1
Total	$1,585.1	$1,391.9	$1,280.6
Provision for taxes on income:			
Current:			
Federal	$ 133.8	$ 171.4	$ 133.5
State and local	12.0	15.9	10.5
International	234.1	189.8	186.7
Total Current	379.9	377.1	330.7
Deferred:			
Federal	131.4	62.4	82.0
State and local	7.6	3.9	1.8
International	18.0	23.5	20.8
Total Deferred	157.0	89.8	104.6
Total	$ 536.9	$ 466.9	$ 435.3

Our effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	0.8	0.9	0.6
International subsidiaries' tax rate differentials	(2.8)	(2.3)	(0.7)
Other	0.9	(0.1)	(0.9)
Effective rate	33.9%	33.5%	34.0%

Included in income tax expense is $2.8 million, $1.6 million and $(1.8) million of interest, net of tax benefit and penalties related to tax positions taken on our tax returns for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the combined amount of accrued interest and penalties related to tax positions taken on our tax returns was $14.0 million and $9.3 million, respectively.

Deferred tax assets and liabilities as of December 31, 2007 and 2006 consisted of the amounts shown below (dollars in millions):

	2007	2006
Deferred tax assets:		
Compensation and severance	$329.6	$333.8
Tax loss and credit carryforwards	228.6	172.2
Basis differences arising from acquisitions	43.0	65.9
Basis differences from short-term assets and liabilities	32.8	31.5
Basis differences arising from investments	2.6	14.6
Other	31.8	4.6
Total deferred tax assets	668.4	622.6
Valuation allowance	(74.4)	(72.2)
Total deferred tax assets net of valuation allowance	$594.0	$550.4
Deferred tax liabilities:		
Financial instruments	$350.0	$281.0
Basis differences arising from tangible and deductible intangible assets	232.3	156.7
Total deferred tax liabilities	$582.3	$437.7

Net current deferred tax assets as of December 31, 2007 and 2006 were $146.0 million and $141.3 million, respectively, and were included in prepaid expenses and other current assets. At December 31, 2007, we had net international long-term deferred tax assets of $40.5 million and net U.S. long-term deferred tax liabilities of $174.8 million. At December 31, 2006, we had net international long-term deferred tax assets of $49.4 million and net U.S. long-term deferred tax liabilities of $78.0 million. We have reclassified our December 31, 2006 long-term deferred tax assets and long-term deferred tax liabilities in a manner consistent with our 2007 presentation to present amounts that are offset in particular tax jurisdictions in accordance with paragraph 42 of SFAS 109.

We have concluded that it is more likely than not that we will be able to realize our net deferred tax assets in future periods because results of future operations are expected to generate sufficient taxable income. The valuation allowance of $74.4 million and $72.2 million at December 31, 2007 and 2006, respectively, relates to tax loss and credit carryforwards in the U.S. and international jurisdictions. None of the components of the $2.2 million net increase in our 2007 valuation allowance had a material impact on our effective tax rate. Our tax loss and credit carryforwards are available to us for periods generally in a range of 5 to 20 years which is in excess of the forecasted utilization of such carryforwards.

We have not provided U.S. deferred income taxes on cumulative earnings of non-U.S. subsidiaries and affiliates that have been reinvested indefinitely. Determination of the amount of this deferred tax liability is not practicable because of the complexities associated with its hypothetical calculations.

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, created a temporary incentive for U.S. multinational corporations to repatriate accumulated income earned outside the United States by providing an 85% dividends received deduction on certain foreign earnings repatriated prior to December 31, 2005. The deduction results in a 5.25% federal tax rate on the identified extraordinary dividend (as defined in the Jobs Act). As required by the Jobs Act, our CEO and Board of Directors approved a domestic reinvestment plan to repatriate $47.9 million in foreign earnings in 2005, and we repatriated this amount. We recorded tax expense in 2005 of $2.7 million related to this $47.9 million extraordinary dividend under the Jobs Act. The additional tax expense consists of federal taxes of $2.5 million, and state taxes, net of federal benefits, of $0.2 million.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 ("FIN 48"), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in our tax returns. We adopted FIN 48 on January 1, 2007, and recorded the cumulative effect of a change in accounting principle by recording a decrease in the liability for uncertain tax positions of $1.3 million, that was accounted for as a credit to opening retained earnings. At January 1, 2007, the total liability for uncertain tax positions recorded in our balance sheet in Deferred Compensation and Other Liabilities was $62.5 million.

A year-over-year reconciliation of our liability for uncertain tax positions is as follows (dollars in millions):

Balance January 1, 2007	$62.5
Additions:	
Current year tax positions	10.3
Prior year tax positions	3.4
Reduction of prior year tax positions	—
Settlements	(8.3)
Lapse of statue of limitations	(1.3)
Foreign currency exchange rates	0.6
Balance at December 31, 2007	$67.2

Approximately $49.9 million of the consolidated worldwide liability for uncertain tax positions recorded in our balance sheet would affect our effective tax rate upon resolution of the uncertain tax positions.

9. Employee Retirement Plans

Defined Contribution Plans

Our domestic and international subsidiaries primarily provide retirement benefits for their employees through defined contribution plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, vary by subsidiary and have generally been in amounts up to the maximum percentage of total eligible compensation of participating employees that is deductible for income tax purposes. Expenses related to the Company's contributions to these plans were $99.8 million in 2007, $87.3 million in 2006 and $85.6 million in 2005.

Defined Benefit Plans — Overview

Certain of our subsidiaries sponsor noncontributory defined benefit pension plans, including two pension plans related to our U.S. businesses and 30 plans related to our non-U.S. businesses. These plans provide benefits to employees based on formulas recognizing length of service and earnings. The U.S. pension plans, which cover approximately 1,600 participants, have been closed to new participants. The non-U.S. pension plans, which cover approximately 5,400 participants, are not covered by ERISA. We account for our defined benefit pension plans in accordance with SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87").

In December 2006, we adopted a Senior Executive Restrictive Covenant and Retention Plan (the "Retention Plan") for certain executive officers of Omnicom selected to participate by the Compensation Committee ("the Committee") of the Board of Directors. The Retention Plan was adopted to secure non-competition, non-solicitation, non-disparagement and ongoing consulting services from such executive officers, and to strengthen the retention aspect of executive officer compensation. The Retention Plan provides for annual payments to its participants upon termination following at least seven years of service with Omnicom or its subsidiaries. A participant's annual benefit is payable for the 15 consecutive calendar years following termination, and is equal to the lesser of (i) the participant's final average pay times an applicable percentage, which is based upon the executive's years of service as an executive officer, not to exceed 35% or (ii) $1.25 million. The Retention Plan is accounted for in accordance with SFAS 87.

Postemployment Arrangements — Overview

We have executive retirement agreements under which benefits will be paid to participants or to their beneficiaries over periods up to 10 years beginning after cessation of full-time employment. We have applied SFAS No. 112, Employers' Accounting for Postemployment Benefits, an amendment of FASB Statements No. 5 and 43 ("SFAS 112") and the recognition and measurement provisions of SFAS 87 to these agreements.

In addition, certain of our subsidiaries have individual deferred compensation arrangements with certain executives that provide for payments over varying terms upon retirement, cessation of employment or death. The cost related to these arrangements is accrued during the employee's service period.

Adoption of SFAS No. 158

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158, which became effective December 31, 2006, requires plan sponsors to recognize on their balance sheet the funded status of their defined benefit and postemployment plans. The funded status is measured by comparing the projected benefit obligation (the "benefit obligation") of each individual plan to the fair value of assets of each individual plan at the year-end balance sheet date. Additionally, actuarial gains and losses and prior service costs that, in accordance with SFAS No. 87, were not previously recognized on the balance sheet, were recognized upon adoption with the offset recorded in accumulated other comprehensive income, net of tax effects. Accordingly, SFAS 158 did not and will not change the amounts recognized in our consolidated statement of income as net periodic benefit cost.

On December 31, 2006, we adopted SFAS 158 and recognized the funded status of our defined benefit plans and postemployment arrangements in our December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income of $51.4 million, $31.0 million net of tax. The adoption of SFAS 158 did not have any effect on our consolidated results of operations for the year ended December 31, 2006.

As presented below, the adjustment of $51.4 million, $31.0 million net of tax, represents the net unrecognized actuarial gains and losses, and unrecognized prior service cost that were, in accordance with SFAS 87, previously netted against the plan's funded status in our balance sheet. Also, in accordance with SFAS 87, these amounts will continue to be recognized as part of our net periodic benefit cost. Such amounts are amortized over the expected average future service of active employees. Actuarial gains and losses that arise in subsequent periods will be recognized as a component of other comprehensive income prior to being amortized as part of our net periodic benefit cost.

The incremental effect of adopting SFAS 158 in our consolidated balance sheets at December 31, 2006 was (dollars in millions):

	Before Adoption of SFAS 158	SFAS 158 Adjustment	After Adoption of SFAS 158, As Reported
Assets:			
Other assets	$ 267.4	$ (7.3)	$ 260.1
Deferred tax benefits	29.0	20.4	49.4
Total assets	17,791.6	13.1	17,804.7
Liabilities:			
Deferred compensation and other liabilities	261.7	44.1	305.8
Shareholders' equity:			
Accumulated other comprehensive income	298.9	(31.0)	267.9
Total shareholders' equity	3,902.3	(31.0)	3,871.3

Included in accumulated other comprehensive income at December 31, 2006, are unrecognized actuarial gains and losses and unrecognized prior service cost of $51.4 million, $31.0 million net of tax, that has not yet been recognized in the net periodic benefit cost.

Defined Benefit Plans

The components of net periodic benefit cost for the three years ended December 31, 2007 are as follows (dollars in millions):

	2007	2006	2005
Service cost	$ 6.4	$ 6.8	$ 5.5
Interest cost	6.5	4.8	4.9
Expected return on plan assets	(5.3)	(4.8)	(5.6)
Amortization of prior service cost	2.4	0.1	—
Amortization of actuarial (gains) losses	1.2	1.4	2.4
Other	—	0.1	—
Total cost	$11.2	$ 8.4	$ 7.2

Included in accumulated other comprehensive income at December 31, 2007 and 2006 were unrecognized actuarial gains and losses, and unrecognized prior service cost of $37.0 million, $22.1 million net of tax and $44.6 million, $26.9 million net of tax, respectively, that has not yet been recognized in the net periodic benefit cost related to our defined benefit plans.

The unrecognized actuarial gains and losses and unrecognized prior service cost included in accumulated other comprehensive income, and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2008, is $3.3 million.

The weighted average assumptions used to determine the net periodic benefit cost for our U.S. and non-U.S. defined benefit plans for the three years ended December 31, 2007 were:

	2007	2006	2005
Discount rate	5.17%	4.67%	4.44%
Compensation increases	3.17%	3.17%	3.18%
Expected return on assets	6.01%	6.50%	6.67%

These assumptions represent the weighted average for the U.S. and non-U.S. defined benefit plans and are based on the economic environment of each applicable country. In determining the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets.

We amortize experience gains and losses and the effects of changes in actuarial assumptions over a period no longer than the expected average future service of active employees.

Our funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in the applicable employee benefit and tax laws that the plans are subject to, plus such additional amounts as we may determine to be appropriate. In 2007 and 2006, we contributed $11.6 million and $9.5 million, respectively, to our defined benefit plans. We do not expect our 2008 contributions to differ materially from 2007.

The weighted average asset allocations at December 31, 2007 and 2006 were:

	2007		2006
	Target Allocation	Actual Allocation	Actual Allocation
U.S. equity securities	36%	38%	38%
Non-U.S. equity securities	23	24	22
Debt securities	27	24	25
Other	14	14	15
Total	100%	100%	100%

Our investment policies and strategies for our defined benefit plans are to maximize returns subject to risk management policies.

The estimated future benefit payments expected to be paid are as follows (dollars in millions):

2008	2009	2010	2011	2012	2013-2017
$5.8	$5.8	$6.2	$6.4	$6.1	$42.8

At December 31, 2007 and 2006, the benefit obligations, fair value of assets and the funded status of our defined benefit plans were (dollars in millions):

	2007	2006
Benefit Obligation		
Benefit obligation at January 1	$135.6	$106.7
Service cost	6.4	6.8
Interest cost	6.5	4.8
Plan amendments	(3.4)	—
Actuarial (gains) losses	(3.2)	(4.3)
Benefits paid	(11.7)	(11.3)
Plan adoption	—	29.7
Foreign currency exchange rates	5.6	3.2
Benefit obligation at December 31	$135.8	$135.6
Fair Value of Assets		
Fair value of assets at January 1	$ 79.5	$ 72.6
Actual return on plan assets	1.9	7.1
Employer contributions	11.6	9.5
Benefits paid	(11.7)	(11.3)
Foreign currency exchange rates	2.8	1.6
Fair value of assets at December 31	$ 84.1	$ 79.5
Funded Status		
Unfunded status at December 31	$(51.7)	$(56.1)

The accumulated benefit obligations for our defined benefit plans at December 31, 2007 and 2006 were $119.2 million and $118.3 million, respectively.

At December 31, 2007 and 2006, the amounts related to our defined benefit plans recognized in our consolidated balance sheets were (dollars in millions):

	2007	2006
Other assets	$ 10.3	$ 6.5
Other current liabilities	(0.5)	(0.6)
Deferred compensation and other liabilities	(61.5)	(62.0)
Net liability	$(51.7)	$(56.1)

At December 31, 2007 and 2006, our defined benefit plans with benefit obligations in excess of plan assets were (dollars in millions):

	2007	2006
Benefit obligation	$101.7	$ 98.4
Plan assets	39.7	35.8
Net liability	$ 62.0	$ 62.6

We use a December 31 measurement date to determine the plan assets and benefit obligation for a majority of our defined benefit plans.

The weighted average assumptions used to determine the benefit obligation for our U.S. and non-U.S. defined benefit plans at December 31, 2007 and 2006 were:

	2007	2006
Discount rate	5.14%	4.77%
Compensation increases	3.64%	3.19%

Postemployment Arrangements

The components of net periodic benefit cost, calculated by applying SFAS 112 and the recognition and measurement provisions of SFAS 87, for the three years ended December 31, 2007 are as follows (dollars in millions):

	2007	2006	2005
Service cost	$ 2.0	$ 2.4	$ 2.2
Interest cost	4.2	4.0	3.6
Expected return on plan assets	N/A	N/A	N/A
Amortization of prior service cost	0.4	0.4	0.3
Amortization of actuarial (gains) losses	0.1	0.8	0.4
Other	—	(0.1)	(0.5)
Total cost	$ 6.7	$ 7.5	$ 6.0

Included in accumulated other comprehensive income at December 31, 2007 and 2006 were unrecognized actuarial gains and losses, and unrecognized prior service cost of $16.0 million, $9.6 million net of tax and $6.8 million, $4.1 million net of tax, respectively, that has not yet been recognized in the net periodic benefit cost related to our postemployment arrangements.

The unrecognized actuarial gains and losses and unrecognized prior service cost included in accumulated other comprehensive income, and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2008, is $0.9 million.

The weighted average assumptions used to determine the net periodic benefit cost for our postemployment arrangements for the three years ended December 31, 2007 were:

	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%
Compensation increases	3.50%	3.50%	3.50%
Expected return on assets	N/A	N/A	N/A

We amortize experience gains and losses and effects of changes in actuarial assumptions over a period no longer than the expected average future service of active employees.

The estimated future benefit payments expected to be paid are as follows (dollars in millions):

2008	2009	2010	2011	2012	2013-2017
$9.6	$10.2	$8.6	$8.2	$8.3	$31.7

Our postemployment arrangements are unfunded and benefits are paid when due. The benefit obligation is recognized as a liability in our consolidated balance sheets. At December 31, 2007 and 2006, the benefit obligation for postemployment arrangements was (dollars in millions):

	2007	2006
Benefit Obligation		
Benefit obligation at January 1	$76.6	$69.6
Service cost	2.0	2.4
Interest cost	4.2	4.0
Plan amendment	1.4	—
Actuarial (gains) losses	8.3	7.9
Benefits paid	(8.7)	(7.3)
Benefit obligation at December 31	$83.8	$76.6

At December 31, 2007 and 2006, the liability for postemployment arrangements was classified as follows (dollars in millions):

	2007	2006
Other current liabilities	$ 9.6	$ 8.6
Deferred compensation and other liabilities	74.2	68.0
Benefit obligation at December 31	$83.8	$76.6

The weighted average assumptions used to determine the benefit obligation for our postemployment arrangements at December 31, 2007 and 2006 were:

	2007	2006
Discount rate	5.75%	5.75%
Compensation increases	3.50%	3.50%

10. Commitments and Contingent Liabilities

Leases:

We lease substantially all our office facilities and certain of our equipment under operating and capital leases that expire at various dates. Certain operating leases provide us with the option to renew for additional periods. Where operating leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line rent expense over the lease term. Leasehold improvements made at inception or during the lease term are amortized over the shorter of the asset life or the lease term, which may include renewal periods where the renewal is reasonably assured, as defined in SFAS No. 13, Accounting for Leases, as amended by SFAS No. 98, and is included in the determination of straight-line rent expense. Certain operating leases require the payment of real estate taxes or other occupancy costs, which may be subject to escalation. Rent expense for the years ended December 31, 2007, 2006 and 2005 was:

	(Dollars in millions)		
	2007	2006	2005
Office rent	$407.1	$374.2	$376.1
Third party sublease	(22.4)	(22.3)	(23.5)
Total office rent	384.7	351.9	352.6
Equipment rent	110.3	113.8	120.1
Total rent	$495.0	$465.7	$472.7

Future minimum office and equipment base rents under terms of non-cancelable operating and capital leases, reduced by rents to be received from existing non-cancelable subleases, are as follows:

	Operating Leases (Dollars in millions)		
	Gross Rent	Sublease Rent	Net Rent
2008	$ 456.6	$16.4	$ 440.2
2009	391.3	12.8	378.5
2010	321.1	9.3	311.8
2011	260.1	6.3	253.8
2012	218.2	3.9	214.3
Thereafter	769.9	6.4	763.5
Total	$2,417.2	$55.1	$2,362.1

	Capital Leases
	(Dollars in millions)
	Lease Payment
2008	$2.5
2009	2.3
2010	1.8
2011	0.4
2012	0.3
Thereafter	0.4
Total minimum lease payments	$7.7

After deducting $0.5 million, which represents the interest component of the minimum lease payments, from our capital lease payments of $7.7 million, the present obligation of the minimum lease payments at December 31, 2007 was $7.2 million. At December 31, 2007, the current and long-term portions of our capital lease obligation were $2.1 million and $5.1 million, respectively.

Contingently Redeemable Minority Interests:

Owners of interests in certain of our subsidiaries have the right in certain circumstances to require us to purchase additional ownership interests at fair values as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices by market participants in our industry.

The redemption features are embedded in the shares owned by the minority shareholders and are not freestanding. As a result, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, does not apply. Additionally, the embedded redemption features do not fall within the scope of EITF Issue No. 00-4, Majority Owners Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, because they do not represent a de facto financing. Consistent with Accounting Research Bulletin No. 51, Consolidated Financial Statements, minority interests have been recorded on the balance sheet at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the minority shareholders.

Historically, we have provided a description and an estimate of the redemption features. Although EITF Topic No. D-98, Classification and Measurement of Redeemable Securities ("EITF D-98"), does not specifically address contingently redeemable minority interests, we considered applying it by analogy to our redeemable minority interests. Had we applied EITF D-98, we would have reported our minority interests at the higher of their carrying value or their redemption fair value by recording the accretion to fair value through a direct adjustment to shareholders equity with no impact on earnings. Further, had we applied EITF D-98 upon redemption, any prior adjustments to accrete minority interests to their redemption value, had we recorded them, would have been reversed as a direct adjustment to shareholders equity with no impact on earnings.

Assuming that the subsidiaries perform over the relevant future periods at the profit levels at which they performed in the previous twelve months, the aggregate amount we could be required to pay in future periods is approximately $262 million, $169 million of which relates to obligations that are currently exercisable. The ultimate amount payable relating to these transactions will vary because it is primarily dependent on the future results of operations of the subject businesses, changes in the applicable foreign currency exchange rates and if exercised, the timing of the exercise of these rights. The actual amount that we pay is likely to be different from this estimate and the difference could be significant. If these rights are exercised, there would likely be an increase in our net income subsequent to the exercise as a result of our increased ownership and the reduction of minority interest expense. The obligations that exist for these agreements as of December 31, 2007, calculated using the assumptions above, are as follows:

	(Dollars in millions)		
	Currently Exercisable	Not Currently Exercisable	Total
Subsidiary agencies	$169	$93	$262

As described in Note 13, in December 2007, the FASB issued SFAS 160 that will change the current accounting and financial reporting for non-controlling (minority) interests. SFAS 160 will be effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 160 on January 1, 2009. SFAS 160 will require that non-controlling (minority) interests be reported in the consolidated statement of financial position within equity. It also will require that any increases, or decreases in ownership interests in a subsidiary that do not result in a loss of control be accounted for as equity transactions and as a result any difference between the amount by which the non-controlling (minority) interest is adjusted and the fair value of the consideration paid or received, if any, would be recognized directly in equity attributable to the controlling interest. We are not yet in a position to assess the full impact and related disclosure of adopting SFAS 160 on our minority interest liabilities and our contingently redeemable minority interests.

Legal Proceedings:

Beginning on June 13, 2002, several putative class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption *In re Omnicom Group Inc. Securities Litigation*, No. 02-CV-4483 (RCC), on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges, among other things, that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of and accounting for certain internet investments made by our Communicade Group ("Communicade"), which we contributed to Seneca Investments LLC ("Seneca") in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants moved to dismiss the complaint and on March 28, 2005, the court dismissed portions (1) and (3) of the complaint detailed above. The court's decision denying the defendants' motion to dismiss the remainder of the complaint did not address the ultimate merits of the case, but only the sufficiency of the pleading. Defendants have answered the complaint. Discovery concluded in the second quarter of 2007. On April 30, 2007, the court granted plaintiff's motion for class certification, certifying the class proposed by plaintiffs. In the third quarter of 2007 defendants filed a motion for summary judgment on plaintiff's remaining claim. On January 28, 2008, the court granted defendants' motion in its entirety, dismissing all claims and directing the court to close the case. On February 4, 2008, the plaintiffs filed a notice of intent to appeal that decision to the United States Court of Appeals for the Second Circuit.

In addition, on June 28, 2002, a derivative action was filed on behalf of Omnicom in New York state court. On February 18, 2005, a second shareholder derivative action, again purportedly brought on behalf of the Company, was filed in New York state court. The derivative actions have been consolidated before one New York State Justice and the plaintiffs have filed an amended consolidated complaint. The consolidated derivative complaint questions the business judgment of certain current and former directors of Omnicom, by challenging, among other things, the valuation of and accounting for the internet investments made by Communicade and the contribution of those investments to Seneca. The consolidated complaint alleges that the defendants breached their fiduciary duties of good faith. The lawsuit seeks from the directors the amount of profits received from selling Omnicom stock and other unspecified damages to be paid to the Company, as well as costs and attorneys' fees. The defendants moved to dismiss the derivative complaint on the procedural ground that plaintiffs had failed to make a demand on the board. On June 27, 2006, the trial court entered a decision denying the motion to dismiss. The decision did not address the merits of the allegations, but rather accepted the allegations as true for the purposes of the motion (as the Court was required to do) and excused plaintiffs from making a demand on the board. In the first quarter of 2007, defendants appealed the trial court's decision. On September 25, 2007, the New York Supreme Court, Appellate Division, First Department issued a decision reversing the trial court and dismissing the derivative claims. Plaintiffs served defendants with a motion seeking reargument of the appeal or, in the alternative, for permission to appeal the decision to the Court of Appeals, New York's highest court. On January 31, 2008, the court denied the plaintiff's motion.

The defendants in both cases believe that the allegations against them are baseless and intend to vigorously oppose the lawsuits. Currently, we are unable to determine the outcome of these cases and the effect on our financial position or results of operations. The outcome of any of these matters is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of these matters.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

11. Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of our financial instruments at December 31, 2007 and 2006 (dollars in millions). Amounts in parentheses represent liabilities.

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,793.2	$ 1,793.2	$ 1,739.5	$ 1,739.5
Short-term investments	47.8	47.8	189.3	189.3
Other investments	41.2	41.2	47.2	47.2
Long-term debt and convertible notes	(3,057.3)	(3,147.3)	(3,055.8)	(3,138.2)
Financial commitments:				
Cross-currency interest rate swaps	(74.9)	(74.9)	(29.3)	(29.3)
Forward foreign exchange contracts	2.4	2.4	(0.2)	(0.2)
Guarantees	—	(0.9)	—	(1.4)
Letters of credit	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Short-term investments:

Short-term investments consist primarily of time deposits with financial institutions and other investments made with our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. Investments are carried at quoted market prices which approximates cost.

Other investments:

Other investments are carried at cost, which approximates fair value. See Note 6 for additional information about these investments.

Long-term debt and convertible notes:

A portion of our long-term debt includes floating rate debt, the carrying value of which approximates fair value. Our long-term debt includes convertible notes and fixed rate debt. The fair value of these instruments was determined by reference to quoted market prices.

Financial commitments:

The estimated fair values of derivative positions in cross-currency interest rate swaps and forward foreign exchange contracts are based upon quotations received from third party banks and represent the net amount required to terminate the positions, taking into consideration market rates and counterparty credit risk. The fair values of guarantees and letters of credit are based upon the contractual amount of the underlying instruments. The guarantees, which relate to equipment leases, were issued by us for affiliated companies. Letters of credit, when issued, represent guarantees issued by us on behalf of our operating companies for activities in the normal course of business.

12. Financial Instruments and Market Risk

SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments which meet the SFAS 133 definition of a derivative (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative activities are confined to risk management activities related to our international operations. We enter into short-term forward foreign exchange contracts which mitigate the foreign exchange risk of our intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenues are not denominated in the same currency, amounts are promptly settled in the foreign currency market with forward contracts. Changes in market value of the forward contracts are included in the income statement and are offset by the corresponding change in value of the underlying asset or liability being hedged. The terms of these contracts are generally 90 days or less. At December 31, 2007 and 2006, the aggregate amount of intercompany receivables and payables subject to this hedge program was $246.9 million and $47.9 million, respectively. The table below summarizes by major currency the notional principal amounts of the Company's forward foreign exchange contracts outstanding at December 31, 2007 and 2006. The "buy" amounts represent the U.S. Dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. Dollar equivalent of commitments to sell the respective currency. See Note 11 for a discussion of the value of these instruments.

	(Dollars in millions) Notional Principal Amount			
	2007		2006	
	Company Buys	Company Sells	Company Buys	Company Sells
U.S. Dollar	$ 4.9	$ 93.7	—	$ 7.0
British Pound	8.8	4.8	8.8	7.5
Euro	20.7	17.1	11.3	3.7
Japanese Yen	85.9	0.8	2.1	0.7
Other	3.9	6.3	1.8	5.0
Total	$124.2	$122.7	$24.0	$23.9

We manage the foreign exchange fluctuations that may be caused by our intercompany cash movements, by entering into short-term forward foreign exchange contracts which mitigate the foreign exchange risk of the U.S. Dollar commercial paper issued by our London treasury center, whose functional currency is the British Pound. At December 31, 2007, we had no forward contracts outstanding relating to this activity as there was no commercial paper outstanding.

At December 31, 2007, we had Japanese Yen 22.0 billion aggregate notional principal amount of cross-currency interest rate swaps that mature in 2013 and we had €230.0 million (Euro) aggregate notional principal amount cross-currency interest rate swaps that mature in 2010. These swaps effectively hedge our net investment in certain Yen-denominated and Euro-denominated subsidiaries.

We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2007 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, we entered into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to our credit rating.

The foreign currency and swap contracts existing during the years ended December 31, 2007 and 2006 were entered into for the purpose of seeking to mitigate the risk of certain specific adverse currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) that might have occurred if the markets moved favorably. In using these contracts, management exchanged the risks of the financial markets for counterparty risk.

13. New Accounting Pronouncements

The following pronouncements were either issued by the FASB or adopted by us in 2005, 2006 and 2007, and impacted our financial statements as discussed below:

- SFAS No. 123 (Revised 2004) — Share Based Payment ("SFAS 123R"),
- SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141R"),
- SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"),
- SFAS No. 157, Fair Value Measurements ("SFAS 157"),
- SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"), and
- SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"),
- SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160").

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R") that requires, among other things, that we record stock-based compensation expense net of an estimate for awards that are expected to be forfeited. For all unvested awards outstanding at January 1, 2006, we recorded an adjustment to reflect the cumulative effect of this change in accounting principle. The adjustment in the first quarter of 2006 resulted in an increase in our operating profit and net income of $3.6 million and $2.0 million, respectively. Because this adjustment did not have a material effect on our results of operations and financial condition, we did not present this adjustment on an after-tax basis as a cumulative effect of accounting change in our income statement.

In December 2007, the FASB issued SFAS 141R that will change the current accounting and financial reporting for business combinations. SFAS 141R will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited and SFAS 141R will apply to business combinations entered into after January 1, 2009. We will adopt SFAS 141R on January 1, 2009. However, we are not yet in a position to assess the full impact and related disclosure. SFAS 141R will require, among other things that: the acquirer record 100% of the assets acquired and liabilities assumed even when less than 100% of the target is acquired; all transaction costs and expenses will be expensed as incurred; and, a liability for contingent purchase price obligations (earn-outs), if any, be recorded at the acquisition date and will be remeasured at fair value and included in earnings in each subsequent reporting period.

SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated results of operations or financial condition.

In September 2006, the FASB released SFAS No. 157 Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurement. On December 14, 2007, the FASB issued a proposed FASB Staff Position ("FSP") SFAS 157-b that would delay the implementation until January 1, 2009 of SFAS 157 for non-financial assets and liabilities except for those recognized at fair value in the financial statements on a recurring basis. The comment period for the FSP expired on January 16, 2008 and the FASB has begun its re-deliberation process. At the present time, it is not possible to determine the effect, if any, on our consolidated financial statements.

SFAS 158 was adopted as of December 31, 2006 and is discussed in Note 9 to our consolidated financial statements.

In February 2007, the FASB released SFAS 159. SFAS 159 permits entities to choose to measure most financial instruments and certain other items at fair value that are currently required to be measured at historical cost. Adoption of SFAS 159 is optional. We currently do not expect to apply SFAS 159 to any existing financial instruments.

In December 2007, the FASB issued SFAS 160 that will change the current accounting and financial reporting for non-controlling (minority) interests. SFAS 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited and SFAS 160 will be applied prospectively. However, certain disclosure requirements of SFAS 160 require retrospective treatment. We will adopt SFAS 160 on January 1, 2009. However, we are not yet in a position to assess the full impact and related disclosure.

In July 2006, the FASB released FIN 48 which is discussed in Note 8 to our consolidated financial statements.

The FASB issued a proposed FSP APB 14-a — Accounting for Convertible Debt in August 2007. This proposed FSP would require issuers of convertible debt instruments that may be settled in cash on conversion to separately account for the liability and equity components of the convertible debt. The comment period ended on October 15, 2007 and the FASB is expected to begin its re-deliberation on the proposed FSP in the first quarter of 2008. The final FSP is expected to be issued in 2008 and would be effective on January 1, 2009 and applied retrospectively. The accounting for our convertible notes would be affected by the proposed FSP. However, at the present time, it is not possible to predict the effect on our consolidated financial statements.

The FASB issued several FASB Staff Positions ("FSP") during 2005, 2006 and 2007 covering several topics that impact our financial statements. These topics include:

- other-than-temporary impairment of certain investments ("FSP FAS 115-1" and "FSP FAS 124-1"),
- the classification of freestanding instruments ("FSP FAS 123(R)-1"),
- the clarification and definition of grant date ("FSP FAS 123(R)-2"),
- the transition election related to the tax effects of share-based awards ("FSP FAS 123(R)-3"),
- the clarification of FSP FAS 123(R)-1 ("FSP FAS 123(R)-5"),
- the clarification of current requirements for fair value measurement ("FSP FAS 141-b", "FSP FAS 142-e" and "FSP FAS 144-b"),
- guidance in determining the variability to be considered in applying FASB 46R ("FSP FIN 46(R)-6"),
- guidance in applying the initial adoption of FIN 48 ("FSP FIN 48-1"),
- accounting for freestanding financial instruments issued as employee compensation ("FSP EITF 00-19-1"),
- accounting for registration payment arrangements ("FSP EITF 00-19-2"),
- accounting for other-than-temporary impairment on certain investments ("FSP EITF Issue 03-1-1"),
- determining if instruments granted in share-based payment transactions are participating securities ("FSP EITF 03-6-a"), and
- accounting for other comprehensive income of an investee upon loss of significant influence ("FSP APB 18-1").

The application of these FSPs did not have a material impact on our consolidated result of operations or financial condition.

The Emerging Issues Task Force ("EITF") of the FASB released guidance in 2005, 2006 and 2007 covering several topics that impact our financial statements. These topics include:

- revenue arrangements with multiple deliverables ("EITF 00-21"),
- application of equity method accounting to investments other than common stock ("EITF 02-14"),
- vendor rebates ("EITF 02-16"),
- customer relationship intangible assets acquired ("EITF 02-17"),
- other-than-temporary impairment related to certain investments ("EITF 03-1"),
- participating securities and the two-class method ("EITF 03-6"),
- reporting impairment or disposal of long-lived assets ("EITF 03-13"),
- accounting for investments in limited liability companies ("EITF 03-16"),
- accounting for pre-existing relationships with a business combination ("EITF 04-1"),
- the effect of contingently convertible debt on diluted earnings per share ("EITF 04-8"),
- aggregation of operating segments ("EITF 04-10"),
- accounting for certain derivative instruments ("EITF 05-2"),
- determining amortization periods for leasehold improvement ("EITF 05-6"),
- accounting for modifications to conversion options embedded in debt instruments ("EITF 05-7"),
- income tax consequences of issuing convertible debt with beneficial conversion features ("EITF 05-8"),
- accounting for sabbatical leave and similar benefits ("EITF 06-2"),
- accounting for taxes collected from customers and remitted ("EITF 06-3"),
- accounting for a modification (or exchange) of convertible debt instruments ("EITF 06-06"), and
- accounting for income tax benefits on dividends on share-based payment awards ("EITF 06-11").

The application of these guidance topics did not have a material impact on our consolidated results of operations or financial condition.

OMNICOM GROUP INC. AND SUBSIDIARIES
Quarterly Results of Operations (Unaudited)

The following table sets forth a summary of the Company's unaudited quarterly results of operations for the years ended December 31, 2007 and 2006, in millions of dollars, except for per share amounts.

	Quarter			
	First	Second	Third	Fourth
Revenue				
2007	$2,840.6	$3,126.1	$3,101.4	$3,626.0
2006	2,562.9	2,823.4	2,774.3	3,216.2
Operating Profit				
2007	315.5	461.6	350.2	531.9
2006	284.4	417.4	307.4	474.2
Income After Income Taxes				
2007	196.7	290.6	218.8	342.1
2006	178.4	260.2	187.8	298.7
Net Income				
2007	183.0	276.7	202.2	313.9
2006	165.7	244.1	177.1	277.2
Net Income Per Share — Basic				
2007	0.55	0.85	0.62	0.97
2006	0.47	0.72	0.52	0.82
Net Income Per Share — Diluted				
2007	0.55	0.84	0.62	0.96
2006	0.47	0.71	0.52	0.81

OMNICOM GROUP INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ended December 31, 2007

(Dollars in millions)

Column A	Column B	Column C	Column D	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables (1)	Translation Adjustments (Increase) Decrease	Balance at End of Period
Valuation accounts deducted from assets to which they apply — Allowance for doubtful accounts:					
December 31, 2007	$50.5	$21.2	$19.5	$(2.5)	$54.7
December 31, 2006	53.9	10.7	16.6	(2.5)	50.5
December 31, 2005	67.8	10.0	19.7	4.2	53.9

(1) Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $0.4 million, $0.1 million and $0.7 million in 2007, 2006 and 2005, respectively.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
Earnings as defined:					
Income before income taxes, as reported	$1,585.1	$1,391.9	$1,280.6	$1,178.8	$1,049.1
Add: Dividends from affiliates	28.4	14.3	16.2	13.9	15.9
Interest expense[(a)]	106.9	124.9	78.0	51.1	57.9
Interest factor (re: rentals)[(b)]	165.0	155.2	157.6	161.0	162.6
Total earnings	$1,885.4	$1,686.3	$1,532.4	$1,404.8	$1,285.5
Fixed charges as defined:					
Interest expense[(a)]	$ 106.9	$ 124.9	$ 78.0	$ 51.1	$ 57.9
Interest factor (re: rentals)[(b)]	165.0	155.2	157.6	161.0	162.6
Total fixed charges	$ 271.9	$ 280.1	$ 235.6	$ 212.1	$ 220.5
Ratio of earnings to fixed charges	6.93x	6.02x	6.50x	6.62x	5.83x

(a) Interest expense includes interest on third-party indebtedness.

(b) The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Omnicom Group Inc.:

We consent to the incorporation by reference in the registration statements (Registration Statement Nos. 333-84498, 333-33972, 333-37634, 333-41717, 333-70091, 333-74591, 333-74727, 333-74879, 333-84349, 333–90931, 333-108063, 333-115892, 333-146821) on Form S-8, (Registration Statement No. 333-47426) on Form S-4, and (Registration Statement Nos. 333-22589, 333-35670, 333-43883, 333-44481, 333-44483, 333–47047, 333-52828, 333-104391, 333-112840, 333-112841, 333-132625, 333-136434-02) on Form S-3 of Omnicom Group Inc. and subsidiaries of our reports dated February 22, 2008, with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule on page S-1, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Omnicom Group Inc. and subsidiaries.

As discussed in Note 9 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" on December 31, 2006.

/s/ KPMG LLP

New York, New York
February 22, 2008

EXHIBIT 31.1

CERTIFICATION

I, John D. Wren, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2007 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

/s/ John D. Wren

John D. Wren
Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION

I, Randall J. Weisenburger, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2007 of Omnicom Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

/s/ Randall J. Weisenburger

Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer

Omnicom

Corporate Information

Principal Executive Offices

Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022
Tel: (212) 415-3600

Omnicom Group Inc.
One East Weaver Street
Greenwich, Connecticut 06831
Tel: (203) 618-1500

Omnicom Europe Limited
239 Old Marylebone Road
London, NWI 5QT
Tel: +44 (0) 7298 7007

Omnicom Asia Pacific — Tokyo
Harumi Triton Square X 39F
1-8-10 Harumi, Chuo-ku
Tokyo 104-6039
Japan
Tel: +81 3 6221 3300

Omnicom Asia Pacific — Shanghai
3701, 1 Grand Gateway, No. 1 Hong Qiao Road
Xu Hui District, Shanghai 200030
P.R. China
Tel: +86 21 6407 9393

www.omnicomgroup.com

Annual Meeting
The Annual Meeting of Stockholders will be held on Friday, May 16, 2008, at 11:00 A.M. Central Daylight Time at
The Ritz Carlton
921 Canal Street
New Orleans, Louisiana, 70112

SEC Certifications
The certifications by the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer of Omnicom Group Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the company's 2007 Annual Report on Form 10-K.

NYSE Certification
The Chief Executive Officer and President of Omnicom Group Inc. has also submitted to the New York Stock Exchange (NYSE) a certification that he is not aware of any violations by Omnicom Group Inc. of the NYSE corporate governance listing standards.

Stock Listing
Omnicom common stock is traded on the New York Stock Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
www.melloninvestor.com

Investor Services Program
An Investor Services Program, which includes direct stock purchase and dividend reinvestment features, is available to stockholders of record and other interested investors. For further information, please contact Mellon Investor Services at 877.870.2370 or go to www.melloninvestor.com.

Stock Transfer Matters/Change of Address
To assist you in handling matters relating to stock transfer or change of address, please write to or call our transfer agent:
Mellon Investor Services LLC
Shareholder Relations Dept.
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
877.870.2370

Independent Auditors
KPMG LLP
345 Park Avenue
New York, New York 10154

Printed on Recycled Paper



EXHIBIT 31.2

CERTIFICATION

I, Randall J. Weisenburger, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2007 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

/s/ Randall J. Weisenburger

Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF ANNUAL REPORT ON FORM 10-K

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of Omnicom Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Omnicom Group Inc. certifies that, to such officer's knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of Omnicom Group Inc. as of the dates and for the periods expressed in the Report.

Executed as of February 22, 2008.

/S/ JOHN D. WREN

Name: **John D. Wren**
Title: **Chief Executive Officer and President**

/S/ RANDALL J. WEISENBURGER

Name: **Randall J. Weisenburger**
Title: **Executive Vice President and Chief Financial Officer**

Omnicom

Board Of Directors

BRUCE CRAWFORD
Chairman,
Omnicom Group Inc.

JOHN D. WREN
President and Chief Executive Officer,
Omnicom Group Inc.

ROBERT CHARLES CLARK
Harvard University Distinguished
Service Professor,
Harvard Law School

LEONARD S. COLEMAN, JR.
Former Senior Advisor,
Major League Baseball,
Former Chairman, Arena Co.

ERROL M. COOK
Private Investor and Consultant,
Former Managing Director and Partner,
Warburg Pincus & Company

SUSAN S. DENISON
Partner, Cook Associates

MICHAEL A. HENNING
Former Deputy Chairman,
Ernst & Young

JOHN R. MURPHY
Vice Chairman,
National Geographic Society

JOHN R. PURCELL
Chairman and Chief Executive Officer,
Grenadier Associates Ltd.

LINDA JOHNSON RICE
President and Chief Executive Officer,
Johnson Publishing Company, Inc.

GARY L. ROUBOS
Former Chairman, Dover Corporation

Omnicom Officers

JOHN D. WREN
President and Chief Executive Officer

RANDALL J. WEISENBURGER
Executive Vice President and
Chief Financial Officer

PHILIP J. ANGELASTRO
Senior Vice President Finance and Controller

MICHAEL BIRKIN
Vice Chairman
Chairman and Chief Executive Officer
of Omnicom Asia Pacific

SERGE DUMONT
Senior Vice President
President, Omnicom Asia Pacific

PHILIP J. GEORGE
Tax Counsel

DENNIS E. HEWITT
Treasurer

WILLIAM TIMOTHY LOVE
Vice Chairman

PETER MEAD
Vice Chairman

ASIT MEHRA
Executive Vice President

BRUCE NELSON
Vice Chairman

MICHAEL J. O'BRIEN
Senior Vice President, General Counsel and
Secretary

BRUCE REDDITT
Executive Vice President

JANET RICCIO
Executive Vice President

Committees Of The Board

AUDIT
John R. Murphy, Chairman
Robert Charles Clark
Errol M. Cook
Michael A. Henning

COMPENSATION
Gary L. Roubos, Chairman
Leonard S. Coleman, Jr.
Susan S. Denison
Michael A. Henning
Linda Johnson Rice

FINANCE
Bruce Crawford, Chairman
John R. Murphy
John R. Purcell
Gary L. Roubos

GOVERNANCE
John R. Purcell, Chairman
Robert Charles Clark
Leonard S. Coleman, Jr.
Errol M. Cook
Susan S. Denison
Linda Johnson Rice

Omnicom

Corporate Information

Principal Executive Offices

Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022
Tel: (212) 415-3600

Omnicom Group Inc.
One East Weaver Street
Greenwich, Connecticut 06831
Tel: (203) 618-1500

Omnicom Europe Limited
239 Old Marylebone Road
London, NWI 5QT
Tel: +44 (0) 7298 7007

Omnicom Asia Pacific — Tokyo
Harumi Triton Square X 39F
1-8-10 Harumi, Chuo-ku
Tokyo 104-6039
Japan
Tel: +81 3 6221 3300

Omnicom Asia Pacific — Shanghai
3701, 1 Grand Gateway, No. 1 Hong Qiao Road
Xu Hui District, Shanghai 200030
P.R. China
Tel: +86 21 6407 9393

www.omnicomgroup.com

Annual Meeting
The Annual Meeting of Stockholders will be held on Friday, May 16, 2008, at 11:00 A.M. Central Daylight Time at
The Ritz Carlton
921 Canal Street
New Orleans, Louisiana, 70112

SEC Certifications
The certifications by the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer of Omnicom Group Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the company's 2007 Annual Report on Form 10-K.

NYSE Certification
The Chief Executive Officer and President of Omnicom Group Inc. has also submitted to the New York Stock Exchange (NYSE) a certification that he is not aware of any violations by Omnicom Group Inc. of the NYSE corporate governance listing standards.

Stock Listing
Omnicom common stock is traded on the New York Stock Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
www.melloninvestor.com

Investor Services Program
An Investor Services Program, which includes direct stock purchase and dividend reinvestment features, is available to stockholders of record and other interested investors. For further information, please contact Mellon Investor Services at 877.870.2370 or go to www.melloninvestor.com.

Stock Transfer Matters/Change of Address
To assist you in handling matters relating to stock transfer or change of address, please write to or call our transfer agent:
Mellon Investor Services LLC
Shareholder Relations Dept.
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
877.870.2370

Independent Auditors
KPMG LLP
345 Park Avenue
New York, New York 10154

Printed on Recycled Paper



OMNICOM GROUP INC.
437 Madison Avenue
New York, New York 10022

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

Meeting Date:	Friday, May 16, 2008
Time:	11:00 a.m. Central Daylight Time
Place:	The Ritz-Carlton, New Orleans 921 Canal Street New Orleans, Louisiana 70112
Subject:	Election of directors
	Ratification of the appointment of KPMG LLP as our independent auditors for the 2008 fiscal year
Record Date:	March 27, 2008

Shareholders will also transact any other business that is properly presented at the meeting. At this time, we know of no other matters that will be presented.

The Board recommends that shareholders vote ***FOR*** the election of the directors and the ratification of the appointment of KPMG LLP for the 2008 fiscal year.

In accordance with new rules approved by the U.S. Securities and Exchange Commission ("SEC"), we sent a Notice of Internet Availability of Proxy Materials on or about April 4, 2008, and provided access to our proxy materials on the Internet, beginning on April 4, 2008, for the holders of record and beneficial owners of our common stock as of the close of business on the record date.

Please sign and return your proxy card, or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented whether or not you plan to attend the 2008 Annual Meeting.

MICHAEL J. O'BRIEN
Secretary

New York, New York
April 4, 2008

TABLE OF CONTENTS

OMNICOM GROUP INC.
437 Madison Avenue
New York, New York 10022

PROXY STATEMENT

The Board of Directors of Omnicom Group Inc., a New York corporation ("Omnicom," "we," "us" or "our"), is using this Proxy Statement to solicit proxies for our 2008 Annual Meeting of Shareholders on Friday, May 16, 2008 at 11:00 a.m. Central Daylight Time, at The Ritz-Carlton, New Orleans, 921 Canal Street, New Orleans, Louisiana 70112 and at any adjournments or postponements of the Annual Meeting. Pursuant to new rules promulgated by the SEC, we have elected to provide access to our proxy materials, including a proxy card, on the Internet. This Proxy Statement and our 2007 Annual Report to Shareholders are available, beginning April 4, 2008, on our website at http://www.omnicomgroup.com. Additionally, and in accordance with the new SEC rules, you may access our Proxy Statement at http://bnymellon.mobular.net/bnymellon/omc, which does not have "cookies" that identify visitors to the site.

Holders of our common stock, par value $0.15 per share, as of the close of business on March 27, 2008, will be entitled to vote their shares at the 2008 Annual Meeting. On that date, there were 320,273,106 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the Annual Meeting.

You can vote your shares:

- by returning the *proxy card*;
- through the Internet at the website shown on the proxy card;
- by telephone using the toll-free number shown on the proxy card; or
- in person at the 2008 Annual Meeting.

Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Thursday, May 15, 2008. For shares held in our employee retirement savings plan and/or our employee stock purchase plan, however, votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Tuesday, May 13, 2008. Internet and telephone voting are available 24 hours a day and, if you use one of these methods, you do not need to return a proxy card. If you attend the meeting and vote in person, your vote will supersede any earlier voting instructions.

You may be asked to present valid photo identification, such as a driver's license or passport, before being admitted to the 2008 Annual Meeting. Cameras, recording devices and other electronic devices will not be permitted at the 2008 Annual Meeting.

If you hold shares in "street name" (that is, through a bank, broker or other nominee) and would like to attend the 2008 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of our common stock on March 27, 2008, the record date for voting. Alternatively, in order to vote, you may obtain a proxy from your bank, broker or other nominee and bring the proxy to the 2008 Annual Meeting.

Additional information about the meeting is included below in this Proxy Statement in the section entitled "Information About Voting and the Meeting."

CORPORATE GOVERNANCE

Board Composition; Stock Ownership Guidelines

Our Board currently consists of 11 directors: nine independent or outside directors, our Chairman of the Board (Bruce Crawford) and our President and Chief Executive Officer (John Wren). Each director stands for election annually. Biographical information and information about the committees on which our directors serve is included below in the section entitled "Items To Be Voted On: Item 1 – Election of Directors."

Our outside directors are Robert Charles Clark, Leonard S. Coleman, Jr., Errol M. Cook, Susan S. Denison, Michael A. Henning, John R. Murphy, John R. Purcell, Linda Johnson Rice and Gary L. Roubos. Our Board has determined that all of our outside directors are "independent" within the meaning of the rules of the New York Stock Exchange, Inc. ("NYSE"), as well as under our Corporate Governance Guidelines. In determining that each of our outside directors is independent, the Board took into consideration the answers to annual questionnaires completed by each of the directors, which covered any transactions with director-affiliated entities. The Board also considered that Omnicom and its subsidiaries occasionally and in the ordinary course of business, sell products and services to, and/or purchase products and services from, entities (including charitable foundations) with which certain directors are affiliated. The Board determined that these transactions were not material to the entity or Omnicom and that none of our directors had a material interest in the transactions with these entities. The Board therefore determined that none of these relationships impaired the independence of any outside director.

As a matter of policy, the independent non-management directors regularly meet in executive session, without management present. They met six times in 2007. Mr. Purcell, the Chairman of our Governance Committee, presided at these executive sessions.

The Board encourages stock ownership by directors and senior managers. Directors may elect to receive some or all of their cash director compensation in common stock. Information about stock ownership by our directors and executive officers is included below in the section entitled "Stock Ownership" and information about stock ownership guidelines for our directors is included below in the section entitled "Directors' Compensation for Fiscal 2007."

Board Operations

Our Board met seven times during 2007. The Board generally conducts specific oversight tasks through committees so that the Board as a whole can focus on strategic matters and those particular tasks that by law or custom require the attention of the full Board. Our Board has established five standing committees, functioning in the following areas:

- audit and financial reporting
- management/compensation
- corporate governance
- finance and acquisitions/divestitures
- qualified legal compliance

Each of the committees operates under a written charter recommended by the Governance Committee and approved by the Board. The Board operates pursuant to our Corporate Governance Guidelines. Each Board committee is authorized to retain its own outside advisors. Our Corporate Governance Guidelines and committee charters are posted on our website at http://www.omnicomgroup.com.

Audit Committee: The Audit Committee's purpose is to assist the Board in carrying out its financial reporting oversight responsibilities. In this regard, the Audit Committee assists the Board in its oversight of (a) the integrity of our financial statements, (b) compliance with legal and regulatory requirements, (c) the qualifications and independence of our independent auditors, and (d) the performance of our internal audit function and independent auditors. Furthermore, the Audit Committee prepares the report included below in the section entitled "Audit Related Matters: Audit Committee Report." The Audit Committee also has the power to retain or dismiss our independent auditors and to approve their compensation.

The members of our Audit Committee are Messrs. Murphy (Committee Chair), Clark, Cook and Henning. The Board has determined that each member of our Audit Committee is "independent" within the meaning of the rules of both the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each member of our Audit Committee is an "audit committee financial expert," is "financially literate" and has "accounting or related financial management expertise," as such qualifications are defined by SEC regulations and the rules of the NYSE respectively. In addition to being a member of Omnicom's Audit Committee, Mr. Henning serves on the audit committees of three other public companies. The Board has determined that Mr. Henning's additional board service does not negatively impact his service to the Omnicom Audit Committee. It is the Board's opinion that Mr. Henning's breadth and depth of financial experience and knowledge greatly enhance the abilities and competencies of the Omnicom Audit Committee, and that, as a retiree, Mr. Henning has ample time and capacity to serve such other public company audit committees without impairing his ability to serve Omnicom. In the Board's opinion, such service actually enhances his ability to serve Omnicom.

The Audit Committee met 12 times last year.

Compensation Committee: The Compensation Committee's purpose is (a) to assist the Board in carrying out its oversight responsibilities relating to compensation matters, (b) to prepare a report on executive compensation for inclusion in our annual Proxy Statement and (c) to administer and approve awards under our equity and other compensation plans. The report of the Compensation Committee is included below in the section entitled "Executive Compensation: Compensation Committee Report."

None of our Compensation Committee members is a current or former employee or officer of Omnicom or its subsidiaries. None of the Compensation Committee members has ever had any relationship requiring disclosure by Omnicom under Item 404 of the SEC's Regulation S-K. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has an executive officer serving as a member of Omnicom's Board of Directors or Compensation Committee.

The members of our Compensation Committee are Messrs. Roubos (Committee Chair), Coleman and Henning and Mses. Denison and Rice. The Board has determined that each member of our Compensation Committee is "independent" within the meaning of the rules of the NYSE and a "non-employee director" within the meaning of the regulations of the SEC.

The Compensation Committee met 10 times last year.

Governance Committee: The Governance Committee's purpose is to assist the Board in carrying out its oversight responsibilities relating to (a) the composition of the Board and (b) certain corporate governance matters. As part of its responsibilities, the Committee considers and makes recommendations to the full Board with respect to the following matters:

- nominees and underlying criteria for election to the Board and its committees;
- the functions of the Board committees;
- standards and procedures for review of the Board's performance;
- our corporate governance policies generally, including with respect to director qualification standards, responsibilities, access to management and independent advisors, compensation, orientation and education, and performance evaluation;
- management succession;
- the Code of Conduct applicable to our directors, officers and employees; and
- the Governance Committee's performance of its own responsibilities.

The members of our Governance Committee are Messrs. Purcell (Committee Chair), Clark, Coleman and Cook, and Mses. Denison and Rice. The Board has determined that each member of our Governance Committee is "independent" within the meaning of the rules of the NYSE.

The Governance Committee met six times last year.

Nominations for directors at our 2009 Annual Meeting may be made only by the Board or a Board committee, or by a shareholder entitled to vote who delivers notice along with the additional information and materials required by our by-laws to our corporate secretary not later than 60 days prior to the date set for the annual meeting. Our by-laws provide that in order for a nomination to be considered, the notice must include the information as to such nominee and submitting shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director and if such solicitation were one to which Rules 14a-3 to 14a-12 under the Securities Exchange Act of 1934, as amended, applied. We also may require any proposed nominee to furnish such other information as may be reasonably required to determine whether the proposed nominee is eligible to serve as an independent director or that could be material to a reasonable shareholder's understanding of the nominee's independence or lack thereof. You can obtain a copy of the full text of the by-law provision noted above by writing to our corporate secretary at our address listed on the cover of this Proxy Statement, or on our website at http://www.omnicomgroup.com. Our by-laws have also been filed with the SEC.

The Governance Committee will consider all candidates recommended by our shareholders in accordance with the procedures included in our by-laws and this Proxy Statement. We did not receive any nominee recommendations from shareholders this year. Any future director candidate recommendations made by shareholders that are properly submitted will be considered by the Governance Committee in the same manner as those submitted by the Board or the Governance Committee itself.

Our Board seeks to ensure that it is composed of individuals with substantial experience and judgment from diverse backgrounds. Our Governance Committee considers the following qualifications and skills of director nominees:

- their independence;
- their background and experience in relation to other members of the Board; and
- their readiness to commit the time required to discharge their duties.

The Governance Committee reviews the composition of the Board at least annually and recommends to the full Board nominees for election. The Governance Committee identifies the skills and experience needed to replace any departing director and may perform research, either itself or by engaging third parties to do so on its behalf, to identify and evaluate director candidates.

Finance Committee: The Finance Committee's purpose is to assist the Board in carrying out its oversight responsibilities relating to financial matters affecting Omnicom, including in respect of acquisitions, divestitures and financings.

The members of our Finance Committee are Messrs. Crawford (Committee Chair), Murphy, Purcell and Roubos.

The Finance Committee met eight times last year.

Qualified Legal Compliance Committee: Our Qualified Legal Compliance Committee ("QLCC") is comprised of the current members of our Audit Committee. As contemplated by SEC rules on corporate governance, the purpose of the QLCC is to receive, investigate and recommend responses to reports made by attorneys employed or retained by Omnicom or one of its subsidiaries of evidence of any material violation of U.S. federal or state securities law, material breach of fiduciary duty arising under U.S. federal or state law or a similar material violation of any U.S. federal or state law. The QLCC only meets when necessary and did not meet in 2007.

Director Attendance

Attendance at Board and committee meetings during 2007 averaged 97% for the directors as a group. Each of our directors attended at least 87% of the meetings of the Board and the committees of the Board on which he or she served during 2007. We encourage our directors to attend our annual meetings, and in 2007, all of our directors attended the Annual Meeting.

Ethical Business Conduct

We have a Code of Conduct designed to assure that our business is carried out in an honest and ethical way. The Code of Conduct applies to all of our, and our majority-owned subsidiaries, directors, officers and employees and requires that they avoid conflicts of interest, comply with all laws and other legal requirements and otherwise act with integrity. In addition, we have adopted a Code of Ethics for Senior Financial Officers regarding ethical action and integrity relating to financial matters applicable to our senior financial officers. Our Code of Conduct and Code of Ethics for Senior Financial Officers are available on our website at http://www.omnicomgroup.com, and are also available in print to any shareholder that requests them. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for senior financial officers, executive officers and directors on our website within the time period required by the SEC and the NYSE.

We also have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as well as possible violations of our Code of Conduct or Code of Ethics for Senior Financial Officers. The procedures are posted on our website and the websites of our various global networks.

Shareholder Communications with Board Members

Interested parties, including shareholders, may communicate (if they wish on a confidential, anonymous basis) with the outside directors, the Chairs of our Audit, Compensation, Finance and Governance Committees or any individual director (including the presiding director of the executive sessions of our independent non-management directors) on board-related issues by writing to such director, the Committee Chair or to the outside directors as a group c/o Corporate Secretary at Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022. The envelope should clearly indicate the person or persons to whom the Corporate Secretary should forward the communication. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Omnicom's Executive Compensation Program and Philosophy

Overall Compensation Objectives

The Compensation Committee is responsible for establishing, implementing and monitoring Omnicom's executive compensation policies and program. Each year, the Compensation Committee recommends to the Board of Directors, and the full Board of Directors provides input on and ratifies, the President and Chief Executive Officer's compensation, including bonus. Also on a yearly basis, the Compensation Committee reviews and approves the compensation of the Chief Financial Officer and the other executive officers of Omnicom.

The objectives of the Compensation Committee in establishing our executive compensation policies and program are the following:

- Attract, motivate and retain talented executives who are a critical component of our long-term success; and
- Ensure that executives' compensation is aligned with both the short and long-term interests of shareholders.

The overarching goal of our compensation program is to attract, motivate and retain those uniquely talented and highly qualified executive officers necessary for our continued success. We achieve this goal by compensating each executive competitively and in proportion to both our success and the success of such executive's individual business unit (referred to as a "network" in this discussion). In addition, as described below, the Compensation Committee may consider the individual performance of an executive officer in determining the amount and composition of his compensation. Individual performance is measured by considering the executive's contribution to the success of his network, including such factors as financial performance, advancement of strategic initiatives, recruitment and retention of key talent, retention of key clients and business, development of new client and business relationships, the quality of work product and honors and awards earned. Due to the diversity and breadth of our many companies, we do not utilize a standard compensation formula that can be applied to all of our executives.

The Compensation Committee believes compensation should be structured to ensure that a significant portion is contingent upon the performance of Omnicom and, in the case of each of Messrs. Brymer, Harrison and Robertson (collectively referred to in this analysis as the "network named executive officers"), by the success of the network with which he is associated. Accordingly, Omnicom provides a base salary to the individuals included in the Summary Compensation Table on page 12, collectively referred to as the "named executive officers", but the incentive-based component of their compensation has the potential to be significantly larger. Omnicom sets goals designed to link each named executive officer's compensation both to Omnicom's performance and, for network named executive officers, network performance. There is no guaranteed minimum performance-based award. The Compensation Committee has the freedom to deviate from paying the amounts associated with the attainment of such goals and may also award equity-based compensation and/or bonuses by taking into account individual performance factors as well as profitability of Omnicom and for network named executive officers, network profitability.

Determination of Compensation Awards and Competitive Considerations

The Compensation Committee has the primary authority to determine or approve the compensation awards for Omnicom's named executive officers, subject to the full Board of Directors' input, and ratification in the case of the President and Chief Executive Officer's compensation. Periodically, the Compensation Committee directly retains a third-party compensation consultant. In 2006, the Compensation Committee directed Frederic W. Cook & Co., Inc. to compile information to ensure that Omnicom's compensation levels and elements were generally consistent with market standards. Frederic W. Cook & Co., Inc. reported directly and exclusively to the Compensation Committee. Frederic W. Cook & Co., Inc. provided no other services besides executive compensation services to Omnicom. In 2006, Omnicom reviewed compensation levels gathered from a peer group to ensure that its compensation levels and elements were generally consistent with market standards. Such data did not have a material impact on the Committee's determination of the levels and elements of our executives' compensation in 2007. The peer group the Compensation Committee reviewed in 2006 consisted of companies of comparable size and operational complexity. The group was comprised of Accenture, Affiliated Computer Services, Automatic Data Processing, CGI Group, Clear Channel Communications, Computer Sciences, Electronic Data Systems, First Data, Fiserv, Interpublic Group of Companies, News Corp, Unisys and WPP Group.

In addition to data relating to the peer group, in 2006 Omnicom reviewed aggregated data compiled from several hundred service-industry companies, as reported in general third-party surveys. The surveys reported statistics on the total compensation, position and responsibilities of executives. While Omnicom reviewed compensation levels and elements derived from this supplemental industry data, the Committee did not see the identity of any of the surveyed companies and such aggregated data did not have a material impact in 2007 on the Committee's determination of the levels and elements of our executives' compensation. Omnicom intends to continue using general compensation surveys to analyze its executive compensation policies and practices and to help confirm that they are not inconsistent with market standards. The Committee does not believe that any named executive officer's compensation package should fall within a particular range relative to our peer group or the surveyed service-industry companies.

To further aid the Compensation Committee in making its compensation determinations, the Chief Executive Officer annually reviews the performance of each named executive officer. The Chief Executive Officer reviews the aspects of performance described in this Compensation Discussion and Analysis and presents his conclusions and recommendations, including with respect to salary adjustments and bonus amounts, to the Compensation Committee, which also annually reviews the performance of the named executive officers. The Compensation Committee considers the Chief Executive Officer's recommendations, but ultimately exercises its own discretion. With respect to 2007 compensation, the Compensation Committee did not deviate materially from our Chief Executive Officer's recommendations.

Executive Compensation Practices

Omnicom's practices with respect to the three key compensation components of base salary, annual performance-based awards and long-term stock-based compensation, as well as other elements of compensation, are described below and are followed by a discussion of the specific factors considered in determining various components of fiscal year 2007 compensation for the named executive officers.

Base Salary

Purpose and Considerations. The objective of base salary is to reward individual performance by providing a portion of compensation to the named executive officer that is not "at risk" like incentive bonuses or restricted stock. The Compensation Committee endeavors to offer base salaries that are competitive with similarly positioned executives at companies of comparable size and profitability and that reflect the executive officer's level of responsibility and value to Omnicom. The base salaries for the named executive officers are determined by the Compensation Committee and, in the case of the President and Chief Executive Officer, ratified by the full Board of Directors.

Adjustments in base salary for named executive officers are discretionary and are generally considered no more frequently than every 24 months. Omnicom determines base salary increases based upon market conditions and, when appropriate, the performance of the named executive officers as assessed by the Compensation Committee and the Chief Executive Officer. No formulaic base salary increases are provided to the named executive officers.

Fiscal Year 2007 Decisions. Based on our Chief Executive Officer and the Compensation Committee's general knowledge of base salaries paid to similarly positioned executives at companies of comparable size and profitability and overall market conditions, the Compensation Committee decided not to increase the base salaries of the named executive officers in 2007, other than for Mr. Brymer who was promoted to Chief Executive Officer of DDB Worldwide and became an executive officer during 2006.

Annual Performance-Based Compensation Awards

Purpose. A key component of our compensation program is an annual performance-based bonus awarded pursuant to Omnicom's Senior Management Incentive Plan (the "Incentive Bonus Plan"). Under the Incentive Bonus Plan, eligible executive officers may, subject to Compensation Committee oversight and discretion (subject to Board input and ratification in the case of the President and Chief Executive Officer), receive annual bonuses linked to specific performance criteria and targets. It is Omnicom's philosophy that its named executive officers should be rewarded for the achievement of performance targets designed to measure Omnicom's performance and, with respect to network named executive officers, network performance as well.

Considerations. The material elements for awarding bonuses under the Incentive Bonus Plan are described below:

(1) *Participants.* Prior to the beginning of the fiscal year, the Compensation Committee designates the officers who will participate in the Incentive Bonus Plan for that fiscal year.

(2) *Omnicom performance goals.* Early in the fiscal year, the Compensation Committee, with the assistance of Omnicom's President and Chief Executive Officer, establishes performance criteria and bonus award targets. The primary targets with respect to Omnicom performance for 2007 were based upon the percentage increase in Adjusted EPS (calculated as Omnicom's earnings per share, fully diluted before special charges, extraordinary items and the effect of any changes in accounting principles) over the prior fiscal year. As described below, the only material factor in the bonus awarded to each of Omnicom's President and Chief Executive Officer, and Chief Financial Officer for 2007 was based upon the attainment of Adjusted EPS targets. Substantially all of the bonus awarded to each of Messrs. Brymer, Harrison and Robertson was based upon the attainment of network performance goals, described below, and a small portion of the bonus was based on Adjusted EPS targets. For Messrs. Wren and Weisenburger to have received the minimum performance based bonus with respect to performance in 2007 (assuming the Compensation Committee did not exercise negative discretion to make a downward adjustment), the Adjusted EPS for 2007 must have been between 95 – 100% of the Adjusted EPS for 2006. For network named executive officers to have received the minimum portion of their bonus allocable to Omnicom performance goals, the Adjusted EPS for 2007 must have been in excess of 100.1% of the Adjusted EPS for 2006 (again assuming no downward adjustment by the Compensation Committee).

(3) *Network performance goals.* Early in the fiscal year, the Compensation Committee, with the assistance of Omnicom's President and Chief Executive Officer, also designates network performance criteria and targets for the determination of the bonuses payable to network named

executive officers. The use of network performance goals allows the Compensation Committee to consider the network's performance in addition to Omnicom's overall performance in determining the bonuses paid to network named executive officers. Substantially all of the bonus awarded to each of Messrs. Brymer, Harrison and Robertson was based upon the attainment of network performance goals. The only metric material to the portion of the 2007 awards allocable to network performance was net profit growth. Based upon past net profit growth goals and whether they were attained, the Compensation Committee set net profit growth goals for 2007 that were, in its view, difficult to achieve.

(4) *Compensation targets.* The Compensation Committee establishes a range of bonus amounts for each of the named executive officers, which are shown below in the "Grant of Plan-Based Awards in 2007" table. The compensation targets established by the Compensation Committee for Omnicom's named executive officers are not uniform and reflect differences in the immediate challenges facing each respective network.

(5) *Measuring performance.* Upon the completion of the fiscal year, the Compensation Committee assesses the performance of Omnicom and the networks for each of the established performance objectives, comparing the actual performance results with the performance targets and related compensation targets.

Discretion. Although each named executive officer is eligible to receive targeted awards pursuant to the Incentive Bonus Plan if the performance criteria are met, the granting of a bonus to any named executive officer is entirely at the discretion of the Compensation Committee.

(1) *Negative discretion.* The Compensation Committee may choose not to award a named executive officer his earned bonus or to reduce the amount of an award despite the achievement of established targets, in each case in light of all factors deemed relevant by the Compensation Committee.

(2) *Accounting changes/extraordinary events.* To the extent achieving the performance criteria described above may be impacted by changes in accounting principles and extraordinary, unusual or infrequently occurring events reported in Omnicom's public filings, the Compensation Committee exercises its judgment whether to reflect or exclude their impact.

Fiscal Year 2007 Decisions. Following the end of the 2007 fiscal year, the Compensation Committee determined to award each named executive officer the maximum award under the Incentive Bonus Plan based on the performance goals and qualitative considerations discussed above. The Compensation Committee awarded the specific cash bonus amounts set forth in the Summary Compensation Table on page 12. The cash bonus amounts can be compared to target and maximum bonus potential in the Grants of Plan-Based Awards Table on page 13. For Messrs. Brymer, Harrison and Robertson, the difference between the amounts paid in cash as set forth in the Summary Compensation Table on page 12 and the maximum bonus amounts reflected in the Grants of Plan-Based Awards Table on page 13 are expected to be paid later in the fiscal year in equity awards.

The sole material factor considered by the Compensation Committee when determining the performance bonus paid to each of Mr. Wren and Mr. Weisenburger was that the Adjusted EPS for 2007 was in excess of 112.6% of the Adjusted EPS for 2006. The material factor considered by the Compensation Committee when determining the performance bonus paid to each of Messrs. Brymer, Harrison, and Robertson was based primarily on network net profit growth but also in part on Adjusted EPS. Negative discretion was not used to reduce bonuses below those awarded for achieving Adjusted EPS and network net profit growth targets. No other performance factors were material to decisions made by the Compensation Committee for the named executive officers' cash bonuses for 2007 performance.

Long-Term Incentive Compensation

Purpose. We believe that an equity ownership stake in Omnicom is important to link a named executive officer's compensation to the performance of Omnicom's stock and shareholder gains. Grants of restricted stock and stock options that vest over a multi-year period serve to directly align the interests of the shareholders with those of the named executive officers by awarding the creation and preservation of long-term shareholder value. In addition, equity awards are a key component in helping Omnicom retain its executive talent.

Mix of restricted stock and stock options. Omnicom's long-term incentive compensation program has historically included a mix of restricted stock and stock option awards. Since 2003, however, the Compensation Committee has not awarded stock options to Omnicom named executive officers and has awarded stock options to a very small group of executives pursuant to obligations under employment agreements. Omnicom has limited its stock option awards based on the determination by the Compensation Committee that the senior management team held options sufficient to align management's interest in increasing Omnicom's stock price with that of Omnicom's shareholders. The Committee may in the future award stock options or otherwise may adjust the mix of stock options and restricted stock to be awarded as it determines what will best motivate the named executive officers to manage Omnicom in a manner that advances the interests of our shareholders.

Restricted Stock and Restricted Stock Units. The Compensation Committee awards restricted stock, or restricted stock units (RSUs) with similar attributes, annually to a relatively broad group of key executives based upon the executive's level of responsibility and the Committee's judgment of the executive's current and expected future contributions to Omnicom's performance. In general, the Compensation Committee assesses an executive's performance by evaluating his or her contribution to Omnicom and the network applicable to such executive. Restricted stock or RSU awards typically vest over a period of five years, with 20% vesting each year. The award is subject to forfeiture if a participant's employment is terminated for certain reasons before the shares become vested. Upon award of restricted stock, the executive pays Omnicom the par value amount. During the award cycle and prior to vesting, participants receive dividends or dividend equivalents and, solely with respect to restricted stock, have the right to vote all of the awarded shares.

Compensation Forfeiture/Clawback Policy. Omnicom has established a forfeiture policy relating to equity awards. Under these forfeiture provisions, employees that violate non-competition or non-solicitation agreements, confidentiality and certain other restrictive covenants, will forfeit any outstanding awards as of the date such violation is discovered, whether vested or unvested, and will have to return any gains realized from the sale or transfer of Omnicom common stock acquired through the award.

Fiscal Year 2007 Decisions. Omnicom has not yet awarded long-term incentive compensation for performance in fiscal year 2007. As described above, each of Messrs. Brymer, Harrison and Robertson are expected to receive a portion of his performance-based award in the form of equity.

Equity Compensation Policies. Omnicom recently adopted a policy regarding grants of equity awards. This policy provides, among other things, that grants of equity awards to non-employee members of the Board of Directors shall be approved by the full Board and any other grants must be approved by the Compensation Committee. With limited exception, the grant date of any equity award will be the date of the Board or Committee meeting at which the award is approved and the exercise price, if applicable, will be no less than the fair market value of Omnicom's common stock on such date. No equity awards are expected to be granted during black-out trading periods, and no changes will be made to approved awards without appropriate approval.

Deferred Compensation

Deferred Restricted Stock Plan. Omnicom's executive officers are eligible to defer some or all of the shares of restricted stock to which they are entitled. The shares may be deferred until either a date selected by the executive officer or until termination of employment. Omnicom pays participants an amount equal to the cash dividends that would have been paid on the shares in the absence of a deferral election. Omnicom's Deferred Restricted Stock Plan is designed to comply with Internal Revenue Code Section 409A and the rules and regulations promulgated thereunder. As reflected in the Nonqualified Deferred Compensation table on page 15 below, Messrs. Harrison and Weisenburger deferred restricted stock under this plan in 2007.

Deferred Compensation Plan. Omnicom's executive officers may also defer some or all of any cash component of their annual incentive bonus. The amounts may be deferred until either a date selected by the executive officer or until termination of employment. At the participant's option, payments may be made in 10 annual installments after termination of employment or in a lump sum on the date selected by the executive officer. Payment is accelerated in the event the participant dies or in the event of a change in control of Omnicom. In addition, at the discretion of the Compensation Committee, payment may be accelerated if a participant encounters a financial emergency as is required to meet the immediate financial need.

Amounts deferred in any year earn interest at an annual rate equal to the yield on 1-year Treasury bills plus two percentage points, but such annual rate may not be less than the rate which is two percentage points below the Prime Rate as reported in the Wall Street Journal. Interest is calculated on a pro rata basis and is adjusted in respect of amounts, if any, paid out during the year. Omnicom's Deferral Compensation Plan is designed to comply with Internal Revenue Code Section 409A and the rules and regulations promulgated thereunder. None of the named executive officers have deferred compensation under this plan.

Retention Agreements

Omnicom has entered into Award Agreements with Messrs. Wren, Weisenburger, Brymer and Robertson pursuant to the Senior Executive Restrictive Covenant and Retention Plan, which was adopted in December 2006 (the "Retention Plan") and an executive salary continuation agreement with Mr. Harrison. These arrangements are discussed in greater detail in the section below entitled "Potential Payments Upon Termination of Employment or Change in Control."

The amounts payable under the Retention Plan were determined by the Compensation Committee based on the value of the security provided to Omnicom through the restrictive covenants contained in the Retention Plan and the Compensation Committee's analysis of the future financial impact of various termination payout scenarios on each of these recipients and on Omnicom. In making the decision to extend these benefits, the Compensation Committee relied on the assurances of its independent compensation consultant that the program is representative of market practice, both in terms of design and cost. Amounts payable to Mr. Harrison under the executive salary continuation agreement are based on past Company practice and are in consideration for the covenants to consult and not to compete during the service period of the agreement. These benefits are essential to help Omnicom fulfill its objectives of attracting and retaining key executive talent.

Benefits and Perquisites

Benefits and perquisites are determined by Omnicom with respect to Messrs. Wren and Weisenburger and by the individual network that employs each network named executive officer. The Compensation Committee believes that Omnicom and each network is in a better position to determine the mix of benefits and perquisites that should be offered to its executives since they should reflect the business needs and realities confronting Omnicom and each network.

Retirement Savings Plan. Each of Omnicom, BBDO Worldwide and DDB Worldwide are participating employers in the Omnicom Group Retirement Savings Plan, which is a tax-qualified defined contribution plan. All employees who meet the Plan's eligibility requirements may elect to participate in the 401(k) feature of the Plan and may also receive a company matching and/or profit sharing contribution based on the Plan's provisions and the discretion of Omnicom and each participating employer.

Omnicom and BBDO Worldwide make discretionary profit-sharing contributions after the end of the Plan year. The amount contributed is a percentage of eligible compensation, up to the limitations imposed by the Internal Revenue Code. BBDO Worldwide and DDB Worldwide make discretionary 401(k) matching contributions after the end of the Plan year.

Insurance. Omnicom, BBDO Worldwide and DDB Worldwide pay employer premiums for life insurance for the named executive officer(s) employed by such network. Omnicom also pays for disability insurance for Mr. Harrison.

Other perquisites. We procure aircraft usage from an unrelated third-party vendor. In some instances, in the interest of security, Omnicom makes available to Messrs. Wren and Weisenburger personal use of corporate aircraft hours. Omnicom is reimbursed by Messrs. Wren and Weisenburger for this use based on the Standard Industry Fare Level (SIFL) tables prescribed under IRS regulations promptly after the cost of the flight is incurred. Additional perquisites and benefits are set forth in the notes to the Summary Compensation Table on page 12.

Total Compensation

In determining the optimal compensation packages for each named executive officer, the Compensation Committee considers both the total compensation amount that may be awarded to such named executive officer and the contribution that each component makes to the total compensation mix, including base salary, annual incentive bonus and long-term incentive compensation. The Compensation Committee strives to construct total compensation awards for Omnicom's senior-most talent that are both fair and appropriate when all elements are taken into account.

Accounting and Tax Considerations

IRC Section 162(m)

Section 162(m) limits the tax deduction for compensation in excess of $1 million paid in any one year to its Chief Executive Officer and certain other executive officers unless the compensation is "qualified performance-based compensation." Under Omnicom's Incentive Bonus Plan, payments of bonuses will constitute "qualified performance-based compensation" under the provisions of Section 162(m) if payable on account of the attainment of one or more pre-established, objective performance goals included in the Incentive Bonus Plan. The Compensation Committee reserves the right to pay Omnicom's employees, including participants in the Incentive Bonus Plan, other amounts which may or may not be deductible under Section 162(m) or other provisions of the Internal Revenue Code. Omnicom's Incentive Award Plan was approved by its shareholders pursuant to the requirements of Section 162(m) and Omnicom intends for awards earned under these plans to qualify for tax deduction.

The Compensation Committee considers the anticipated tax treatment to Omnicom in its review and establishment of compensation programs and awards. The Compensation Committee intends to continue to consider the deductibility of compensation as a factor in assessing whether a particular arrangement is appropriate given the goals of maintaining a competitive executive compensation system generally, motivating executives to achieve corporate performance objectives and increasing shareholder value.

Accounting for Stock-Based Compensation

Omnicom accounts for stock-based compensation including its restricted stock and stock option awards in accordance with the requirements of FASB Statement 123R.

Compensation Committee Report

The Compensation Committee, which is comprised solely of independent members of the Board of Directors, has reviewed the "Compensation Discussion and Analysis" and discussed the analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in Omnicom's 2007 Annual Report on Form 10-K.

Members of the Compensation Committee
Gary L. Roubos, Chairman
Leonard S. Coleman, Jr.
Susan S. Denison
Michael A. Henning
Linda Johnson Rice

Summary Compensation Table

Name and Principal Position of Executive	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
John D. Wren	2007	$1,000,000	—	$1,984,167	$7,000,000	$410,652	$10,394,819
President and Chief Executive Officer of Omnicom	2006	$1,000,000	—	$5,952,500	$6,000,000	$288,534	$13,241,034
Randall J. Weisenburger	2007	$ 975,000	$280,884	$1,350,000	$5,300,000	$243,388	$ 8,149,272
Executive Vice President and Chief Financial Officer of Omnicom	2006	$ 975,000	$398,848	$1,866,400	$4,500,000	$250,961	$ 7,991,209
Charles Brymer	2007	$ 850,000	$260,942	$ 36,000	$2,700,000	$ 20,975	$ 3,867,917
President and Chief Executive Officer of DDB Worldwide	2006	$ 802,500	$387,706	$ 43,200	$2,000,000	$ 23,266	$ 3,256,672
Thomas L. Harrison	2007	$ 900,000	$468,841	$ 450,000	$3,000,000	$ 56,273	$ 4,875,114
Chairman and Chief Executive Officer of Diversified Agency Services	2006	$ 900,000	$335,441	$ 540,000	$2,200,000	$110,797	$ 4,086,238
Andrew Robertson	2007	$ 900,000	$196,724	$ 450,000	$2,900,000	$126,578	$ 4,573,302
President and Chief Executive Officer of BBDO Worldwide	2006	$ 900,000	$370,758	$ 540,000	$2,700,000	$120,645	$ 4,631,403

(1) This column represents the dollar amount of expense recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the restricted stock granted to each of the named executive officers in 2007 as well as prior fiscal years, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment ("FAS 123R"), assuming no forfeitures. For restricted stock, fair value is calculated using the average of the high and low price of Omnicom stock on the date of grant. For additional information regarding the assumptions underlying this valuation, refer to note 7 of the Omnicom financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC. See the Grants of Plan-Based Awards Table for information on awards made in 2007.

(2) This column represents the dollar amount of expense recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the stock options granted to each of the named executive officers, in 2007 as well as prior fiscal years, in accordance with FAS 123R, but assuming no forfeitures. For stock options, fair value is calculated as of the date of grant using the Black-Scholes option valuation model. For additional information on the valuation assumptions with respect to the 2007 grants, refer to note 7 of the Omnicom financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC.

(3) All amounts reported are amounts paid pursuant to Omnicom's Incentive Bonus Plan for 2007 performance. As described in the "Compensation Discussion and Analysis" on page 5, the amounts reported for Messrs. Brymer, Harrison and Robertson do not include the dollar value of equity awards earned in 2007 that we expect will be made later in 2008.

(4) All Other Compensation consists of each of the following:

- Perquisites and other personal benefits where the total value of all perquisites and personal benefits for a named executive officer exceeds $10,000 per year. Perquisites and other personal benefits are valued based on the aggregate incremental cost to Omnicom and its subsidiaries.
- The total perquisites and other personal benefits include: for Mr. Wren, personal use of aircraft hours ($340,031), an auto lease and car allowance ($49,998), and a medical allowance ($4,000); for Mr. Weisenburger, personal use of aircraft hours ($170,861), an auto lease and car allowance ($55,056), and a health club membership ($2,093); for Mr. Brymer, an auto lease ($19,077); for Mr. Harrison, employer premium payments for disability insurance ($32,166); for Mr. Robertson, travel expenses ($60,278), an auto lease ($24,535), club dues and legal services.

  We procure aircraft usage from an unrelated third-party vendor. The dollar amount reported for personal use of aircraft hours reflects the aggregate incremental cost to Omnicom, based on payments we make which are equal to the vendor's hourly charge for such use and landing fees.

- Employer contributions to one or more retirement savings plans in the amount of $13,500 for Mr. Wren, $13,500 for Mr. Weisenburger, $13,500 for Mr. Harrison and $22,500 for Mr. Robertson.
- Employer premium payments for life insurance in the amount of $3,123 for Mr. Wren, $1,878 for Mr. Weisenburger, $1,898 for Mr. Brymer, $10,607 for Mr. Harrison and $14,521 for Mr. Robertson.

Grants of Plan-Based Awards in 2007

The below table provides information about equity and non-equity awards granted to the named executive officers in 2007.

Name of Executive	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold ($)	Target ($)(2)	Maximum ($)		
John Wren		$0	$3,500,000	$7,000,000	—	—
Randall Weisenburger		$0	$2,650,000	$5,300,000	—	—
Charles Brymer		$0	$1,500,000	$3,000,000	—	—
Thomas Harrison		$0	$1,600,000	$3,200,000	—	—
	3/27/07	—	—	—	25,000	$1,280,875
Andrew Robertson		$0	$1,600,000	$3,200,000	—	—

(1) These columns show the potential value of the payout for each named executive under the Incentive Bonus Plan for the threshold, target and maximum goals in connection with the 2007 performance measures. The potential payouts were performance-driven and therefore completely at risk. The business measurements and performance goals for determining the payout are described in the section entitled "Compensation Discussion and Analysis" on page 5. Awards paid for performance in 2007 are reflected in the Summary Compensation Table.

(2) This column shows the midpoint of the threshold and maximum award amounts.

(3) This column shows the number of shares of restricted stock granted in 2007 for performance in 2006 to the named executive officers under our Equity Incentive Plan. The number of shares reported is adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend distributed on June 25, 2007. The actual number of shares of restricted stock awarded on March 27, 2007 was 12,500. Twenty percent of the restricted shares will vest on each of the first five anniversaries of the grant date. During the restricted period, each share of restricted stock entitles the individual to receive quarterly payments from Omnicom equal to the quarterly dividends on one share of common stock.

(4) This column shows the grant date fair value of restricted stock under FAS 123R, assuming no forfeitures, granted to Mr. Harrison. See footnote 2 of the Summary Compensation Table for a discussion of fair value calculation related to restricted stock. For information on the valuation assumptions, refer to note 7 of the Omnicom financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC. The reported dollar value excludes par value of $0.15 per share paid to Omnicom by Mr. Harrison.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information on the holdings of stock options and stock awards by the named executive officers as of December 31, 2007. For additional information about the options awards and stock awards, see the description of equity incentive compensation in the section entitled "Compensation Discussion and Analysis" on page 5.

	Option Awards					Stock Awards	
Name of Executive	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
John Wren	400,000			$21.3438	3/05/2008		
	500,000			$32.7500	2/25/2009		
	2,500,000			$45.6094	12/06/2009		
	4,000,000	—	—	$39.7500	4/04/2011	—	—
Randall Weisenburger	150,000			$19.8750	10/9/2008		
	150,000			$32.7500	2/25/2009		
	400,000			$39.1563	3/08/2010		
	800,000			$43.5800	2/02/2011		
	1,500,000	—	—	$31.1750	10/02/2011	12,000	$ 570,360
Charles Brymer	20,000			$39.1563	3/08/2010		
	40,000			$39.7500	4/04/2011		
	40,000			$31.1750	10/02/2011		
	40,000			$46.7725	4/12/2012	15,600	$ 741,468
Thomas Harrison	140,000			$32.7500	2/25/2009		
	250,000			$39.1563	3/08/2010		
	400,000			$43.5800	2/02/2011		
	500,000			$31.1750	10/02/2011		
	150,000	—	—	$46.7725	4/12/2012	43,400	$2,062,802
Andrew Robertson	80,000			$42.1500	8/14/2011		
	400,000	—	—	$31.1750	10/02/2011	8,000	$ 380,240

(1) The vesting dates of shares of restricted stock disclosed in this column are as follows:

- Mr. Weisenburger: 6,000 shares vest on March 15 of each of 2008 and 2009.
- Mr. Brymer: 2,200 shares vest on March 15 of each of 2008 and 2009; 1,600 shares vest on May 23 of each of 2008, 2009 and 2010; and 1,600 shares vest on May 4 of each of 2008, 2009, 2010 and 2011.
- Mr. Harrison: 2,000 shares vest on March 15 of each of 2008 and 2009; 3,600 shares vest on May 4 of each of 2008, 2009, 2010 and 2011; and 5,000 shares vest on March 27 of each of 2008, 2009, 2010, 2011 and 2012.
- Mr. Robertson: 2,000 shares vest on March 12 of 2008; and 3,000 shares vest on March 15 of each of 2008 and 2009.

(2) The market value of stock awards was determined by multiplying the number of unvested shares by $47.53, the closing price of Omnicom common stock on December 31, 2007.

Option Exercises and Stock Vested in Fiscal 2007

The following table provides information for the named executive officers on (a) stock option exercises during 2007, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares acquired upon the vesting of stock awards in the form of restricted stock and the value realized, each before payment of any applicable withholding tax and broker commissions.

	Option Award		Stock Awards	
Name of Executive	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
John Wren	500,000(1)	$19,682,245	—	—
Randall Weisenburger	—	—	9,320	$481,476(3)
Charles Brymer	—	—	8,640	$447,335
Thomas Harrison	60,000	$ 1,739,988	8,400	$435,356(3)
Andrew Robertson	—	—	8,000	$414,690

(1) The number of shares reported has been adjusted to reflect a two-for-one stock split stock effected in the form of a 100% stock dividend distributed on June 25, 2007.

(2) The reported dollar values are calculated by multiplying the number of shares subject to vesting by the closing price of Omnicom common stock on the vesting date.

(3) These amounts were deferred pursuant to Omnicom's Deferred Restricted Stock Plan, and are also reflected in the Nonqualified Deferred Compensation in Fiscal 2007 table below.

Nonqualified Deferred Compensation in Fiscal 2007

Certain of Omnicom's employees are eligible to defer some or all of the shares of their restricted stock that may vest in a given year and some or all of the cash component of the annual incentive bonus awarded. For additional information about the deferral plans pursuant to which these elections may be made, see the description of deferred compensation in the section entitled "Compensation Discussion and Analysis" on page 5.

None of the named executive officers has deferred any cash component of their annual incentive bonus. The table below provides information on the non-qualified deferred compensation of the named executive officers in 2007, which consisted only of the deferral of shares of restricted stock under Omnicom's Deferred Restricted Stock Plan. No withdrawals were made in 2007.

Name of Executive	**Executive Contributions in Last FY ($)(1)**	**Aggregate Earnings in Last FY ($)(2)**	**Aggregate Balance at Last FYE ($)**
John Wren	—	$(881,602)	$8,840,200
Randall Weisenburger	$481,476	$(584,924)	$5,922,238
Charles Brymer	—	—	—
Thomas Harrison	$435,356	$(532,856)	$5,380,396
Andrew Robertson	—	—	—

(1) Reflects contributions by Messrs. Weisenburger and Harrison in the Omnicom Deferred Restricted Stock Plan. The reported dollar values are calculated by multiplying the number of shares vested in 2007 by the closing price of Omnicom common stock on the vesting date. Disclosure with respect to the vesting of these stock awards can be found in the Option Exercises and Stock Vested in Fiscal 2007 table above.

(2) Reflects earnings on deferred restricted stock. The earnings on deferred restricted stock awards do not include any company or executive contributions, and are calculated based on the total number of deferred shares in the account as of December 31, 2007 multiplied by the Omnicom closing stock price as of December 31, 2007, less (a) the total number of deferred shares in the account as of December 31, 2006 multiplied by the Omnicom closing stock price as of December 31, 2006 and (b) the total number of shares deferred in 2007 multiplied by the Omnicom closing stock price as of the deferral date. No portion of these earnings was above-market.

Potential Payments Upon Termination of Employment or Change in Control

Each named executive officer participates in our Incentive Bonus Plan; Messrs Wren, Weisenburger, Robertson and Brymer participate in our Retention Plan; and Mr. Harrison has entered into an Executive Salary Continuation Agreement with Omnicom. As further described below, participants in our Incentive Bonus Plan are not entitled to payment due to termination of employment or change in control, participants in the Retention Plan are entitled to payments upon termination of employment under certain circumstances and the Executive Salary Continuation Plan Agreement provides for payment upon termination of employment under certain circumstances. Except for these three arrangements, none of the named executive officers have entered into any plans, arrangements or agreements with Omnicom providing for payments upon termination of employment or change in control of Omnicom, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of Omnicom.

The Senior Executive Restrictive Covenant and Retention Plan

Omnicom adopted the Retention Plan in 2006, and the Compensation Committee selected Messrs. Wren, Weisenburger, Brymer and Robertson to participate and enter into Award Agreements with Omnicom. The Retention Plan is unique in its structure and objectives. It is a multi-faceted device that provides security to Omnicom through the restrictive covenants described below while delivering a valuable benefit to executives in the form of post-termination compensation. The Retention Plan mitigates the need to provide severance benefits to participating executives as the program provides a guaranteed stream of income following termination provided the executive fully complies with his obligations.

Restrictive Covenants and Consulting Obligation

In consideration for annual benefits from Omnicom, participants in the Retention Plan are subject to restrictions on competition, solicitation, disparagement, and other willful actions materially harming Omnicom, from the date of termination of employment through the end of the calendar year in which they receive their last annual benefits payment. In addition, upon 30 days' written notice from Omnicom, the named executive officers agree to serve as advisors or consultants to Omnicom during the retention payment period, subject to certain limitations.

Annual Benefits

The Retention Plan provides annual benefits to participating executives upon their termination of employment for any reason after they render seven years of service to Omnicom or its subsidiaries. Subject to compliance with their restrictive covenants and consulting obligation, the annual benefit is payable for 15 years following termination, and is equal to the lesser of (a) the product of (i) the average of the executive's three highest years of total pay (salary and incentive bonus), and (ii) a percentage equal to 5% plus 2% for every year of the executive's service as an executive officer to Omnicom, not to exceed 35% and (b) $1.25 million. Payment of this annual benefit begins on the later of (a) attainment of age 55, or (b) the year following the calendar year in which the termination of employment occurred, with certain exceptions. In the event of death, subsequent to satisfaction of the seven-year service requirement, beneficiaries of the executive are entitled to the annual benefit payable for 15 years thereafter. Payment of annual benefits under the Retention Plan is conditioned on the participant surrendering his right (including the right of his beneficiaries or designees) to payments following termination of employment pursuant to any defined benefit pension plan sponsored by Omnicom or its subsidiaries, regardless of whether the plan is tax-qualified, subject to certain exceptions.

The Executive Salary Continuation Plan Agreement

Omnicom entered into an Executive Salary Continuation Plan Agreement with Mr. Harrison, pursuant to which Omnicom agrees to make annual payments to him for up to 10 years after termination of full time employment (the "Payment Period"), unless termination is for "cause," in consideration for his agreement to consult and not to compete during the Payment Period. "Cause" is generally defined for this purpose as willful malfeasance, such as breach of trust, fraud or dishonesty. The Payment Period is determined based on age and years of service with Omnicom or its subsidiaries, with the maximum Payment Period being 10 years. As of December 31, 2007, the Payment Period was 10 years for Mr. Harrison.

Annual Payments under the Executive Salary Continuation Plan Agreement

Following termination and subject to compliance with his consulting obligation and agreement not to compete, the executive is entitled to receive annual payments, beginning in the year described below, for the duration of the Payment Period. Annual payments are equal to the lesser of (a) 50% of the highest annual salary paid to the executive within five years prior to termination and (b) a percentage of the net profits of Omnicom for the calendar year immediately prior to the year in which the executive is entitled to payment (the "Annual Payment"). The Annual Payments begin (a) in the second year following termination in the event of a voluntary termination, termination by Omnicom without cause or termination due to disability and (b) in the first year following termination due to death.

The executive is entitled to 100% of the Annual Payment in the event of disability or termination by Omnicom without cause. For a voluntary termination, including retirement, the executive is entitled to 100% of the Annual Payment if he has completed 20 years of service, no Annual Payment if he has completed fewer than five years of service and a pro rata reduced Annual Payment if he has completed between five and 20 years of service. For example, an executive who voluntarily terminates after 10 years of service would be entitled to 50% of the Annual Payment. The Compensation Committee, however, may waive this pro rata reduction if doing so is in the interest of Omnicom and is equitable to the executive. In the event of death, beneficiaries of the executive are entitled to 75% of the Annual Payment. The executive is not entitled to any Annual Payment if he is terminated by Omnicom for Cause. The Annual Payments that the named executive officer is entitled to receive will be reduced by the value of payments that the named executive officer is entitled to receive following the termination of his employment pursuant to other agreements or arrangements with Omnicom, subject to certain exceptions.

Consulting Obligation and Certain Restrictive Covenants

On 30 days' notice, the executive agrees to serve as an advisor or consultant to Omnicom during the Payment Period, subject to certain limitations. In addition, the executive will be subject to restrictions on competition and other willful actions harming Omnicom, from the date of termination through the end of the Payment Period.

The Incentive Bonus Plan

Omnicom has adopted an Incentive Bonus Plan, and the Compensation Committee has chosen each of the named executive officers to participate in it. The Incentive Bonus Plan provides performance-based bonuses to participants, based upon specific performance criteria and targets, discussed above in the section entitled "Compensation Discussion and Analysis," on page 5 during each performance period. If a participant in the Incentive Bonus Plan experiences a termination of employment for any reason prior to the end of a performance period or the bonus payment date for such performance period, he is not entitled to any payment, but the Compensation Committee has discretion (a) to determine whether the participant will receive any bonus, (b) to determine whether the participant will receive a pro-rated bonus reflecting that portion of the performance period in which the participant had been employed by Omnicom or its subsidiaries, and (c) to make such other arrangements as the Compensation Committee deems appropriate in connection with the participant's termination of employment.

Acceleration of Equity Awards

Named executive officers hold restricted stock awards pursuant to the Equity Incentive Plan. If the named executive officer terminates employment due to death or disability (a) a pro rata portion of the restricted stock granted in 2004 pursuant to the Equity Incentive Plan vests and (b) any restricted stock granted in 2005, 2006 and 2007 pursuant to the Equity Incentive Plan vests in the event of death, but only a pro rata portion of such stock vests in the event of disability. If the named executive officer retires, voluntarily terminates or is terminated by Omnicom, with or without cause, all restricted stock granted pursuant to the Equity Incentive Plan that has not yet vested is forfeited and Omnicom reimburses the named executive officer for the par value of $0.15 per share paid by that officer at grant. In the event of a change in control, all restricted stock granted pursuant to the Equity Incentive Plan vests. Additionally, Mr. Robertson received a restricted stock award on March 12, 2003 pursuant to the Equity Incentive Plan. This award became fully vested on March 12, 2008, but on December 31, 2007, the unvested portions would have fully vested upon a change in control but would have been forfeited upon any termination of employment prior to March 12, 2008.

Potential Payments Upon Termination of Employment or Change of Control Table

The following table provides the potential payments that each named executive officer may receive upon termination of employment or change in control of Omnicom, assuming that (a) such termination or change in control of Omnicom occurred on December 31, 2007, and (b) the price per share of Company common stock equals $47.53, the closing market price at 2007 fiscal year end.

Name of Executive	Death	Disability	For Cause Termination	Termination without Cause	Retirement	Voluntary Termination	Change in Control
John Wren							
• Retention Plan(1)	$1,250,000	$1,250,000	$1,250,000	$1,250,000	$1,250,000	$1,250,000	N/A
• Incentive Bonus Plan(2)	$3,500,000	$3,500,000	$ 0	$3,500,000	$3,500,000	$3,500,000	$3,500,000
• Equity Awards(3)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Randall Weisenburger							
• Retention Plan(4)	$1,250,000	$1,250,000	$1,250,000	$1,250,000	$1,250,000	$1,250,000	N/A
• Incentive Bonus Plan(2)	$2,650,000	$2,650,000	$ 0	$2,650,000	$2,650,000	$2,650,000	$2,650,000
• Equity Awards(3)	$ 457,904	$ 457,904	$ 900	$ 900	$ 900	$ 900	$ 570,360
Charles Brymer							
• Retention Plan(5)	$ 232,875	$ 232,875	$ 232,875	$ 232,875	$ 232,875	$ 232,875	N/A
• Incentive Bonus Plan(2)	$1,500,000	$1,500,000	$ 0	$1,500,000	$1,500,000	$1,500,000	$1,500,000
• Equity Awards(3)	$ 712,237	$ 496,879	$ 1,170	$ 1,170	$ 1,170	$ 1,170	$ 741,468
Thomas Harrison							
• Executive Salary Continuation Agreement	$ 337,500(6)	$ 450,000(7)	$ 0	$ 450,000(7)	$ 337,500(8)	$ 337,500(8)	N/A
• Incentive Bonus Plan(2)	$1,600,000	$1,600,000	$ 0	$1,600,000	$1,600,000	$1,600,000	$1,600,000
• Equity Awards(3)	$2,025,348	$ 941,664	$ 3,255	$ 3,255	$ 3,255	$ 3,255	$2,062,802
Andrew Robertson							
• Retention Plan(9)	$ 468,000	$ 468,000	$ 468,000	$ 468,000	$ 468,000	$ 468,000	N/A
• Incentive Bonus Plan(2)	$1,600,000	$1,600,000	$ 0	$1,600,000	$1,600,000	$1,600,000	$1,600,000
• Equity Awards(3)	$ 245,350	$ 245,350	$ 600	$ 600	$ 600	$ 600	$ 380,240

(1) Mr. Wren or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2008. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(2) As discussed above, upon a termination of employment for any reason prior to the end of a performance period or prior to the bonus payment date for such performance period, the participant is not entitled to any award. The Compensation Committee, however, has discretion to determine whether awards should be made pursuant to the Incentive Plan and the amounts of such awards. A termination of employment on December 31, 2007 would fall prior to the bonus payment date for the 2007 performance period. The amounts reported in the table assumes the Compensation Committee in its discretion authorized a payment equal to the midpoint of the threshold and maximum award amounts, except in the event of a for cause termination, in which case it is assumed that the Compensation Committee would not grant an award.

(3) The value of restricted stock was determined by taking the aggregate fair market value of the shares of restricted stock subject to accelerated vesting as of 2007 fiscal year end. The value of the restricted stock has not been reduced to reflect the purchase price paid by the executive for such stock on the date of grant, which would generally equal the par value of the stock multiplied by the shares of restricted stock subject to accelerated vesting as of the 2007 fiscal year end.

(4) Except in the event of termination due to death or disability, Mr. Weisenburger would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2013 upon Mr. Weisenburger turning fifty-five. In the event of termination due to death or disability, Mr. Weisenburger or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2008. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(5) Except in the event of termination due to death or disability, Mr. Brymer would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2014 upon Mr. Brymer turning fifty-five. In the event of termination due to death or disability, Mr. Brymer or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2008. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(footnotes continued on following page)

(6) This reflects 75% of Mr. Harrison's $450,000 annual payment, payable to his designated beneficiary. Ten annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2008.

(7) This reflects 50% of the highest annual rate of salary paid to Mr. Harrison in the five years preceding December 31, 2007. Ten annual payments would be made in this amount, with the first payment being made in 2009. All payment obligations are conditioned upon compliance with the consulting obligation and agreement not to compete described above.

(8) This reflects 75% of Mr. Harrison's $450,000 annual payment. The pro rata reduction of $112,500 adjusts for the fact that Mr. Harrison would have accrued 15 years of service upon termination, which is 75% of the 20 years of service required to receive the full annual payment. Ten annual payments would be made in this amount, with the first payment being made in 2009. All payment obligations are conditioned upon compliance with the consulting obligation and agreement not to compete described above.

(9) Except in the event of termination due to death or disability, Mr. Robertson would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2015 upon Mr. Robertson turning fifty-five. In the event of termination due to death or disability, Mr. Robertson or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2008. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

DIRECTORS' COMPENSATION FOR FISCAL 2007

Directors who are also current or former employees of Omnicom or its subsidiaries receive no compensation for serving as directors. The compensation program for directors who are not current or former employees of Omnicom or its subsidiaries is designed to compensate directors in a manner that is reflective of the work required for a company of Omnicom's size and composition and to align directors' interests with the long-term interests of shareholders. The table below includes the following compensation elements with respect to non-employee directors:

Annual Compensation. Non-employee directors are paid an annual retainer of $60,000 and the following meeting fees: (i) $2,000 for attendance at a Board or committee meeting in person, (ii) $1,000 for participation by telephone or video conference at any regularly scheduled meeting and (iii) $2,000 for participation by telephone or video conference at any special meeting. In addition, directors receive reimbursement for customary travel expenses.

In accordance with our Director Equity Plan approved by shareholders at our 2004 Annual Meeting and our 2007 Incentive Award Plan approved by shareholders at our 2007 Annual Meeting, non-employee directors receive fully-vested common stock each fiscal quarter. For each of the four quarters in 2007, such directors received common stock with a fair value of $25,000 based on the per share price of our common stock on the date prior to grant.

Our Director Equity Plan and 2007 Incentive Award Plan provide that each director may elect to receive all or a portion of his or her cash director compensation for the following year's service in common stock. Messrs. Henning and Murphy and Ms. Rice each elected to receive all or a portion of their respective 2007 cash director compensation in common stock.

Directors may also elect to defer any common shares payable to them, which will be credited to a bookkeeping account in the directors' names. These elections generally must be made prior to the start of the calendar year for which the fees would be payable. The number of shares of common stock delivered or credited to a director's account is based on the fair market value of our common stock on the first trading day immediately preceding the date the fees would have been paid to the director. Each director other than Messrs. Coleman and Roubos elected to defer common shares payable to them in 2007.

Chairman Fees. The Chairs of our Committees receive the following annual fees due to the workload and the additional responsibilities of their positions. The Chair of our Audit Committee receives an additional fee of $20,000 each year. The Chairs of our Finance, Compensation and Governance Committees each receive an additional fee of $10,000 each year, as long as such Chair is not also an executive of Omnicom. In 2007, only the Chairs of the Compensation and Governance Committees received the $10,000 fee.

Name of Director(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Robert Charles Clark	$ 96,000	$100,000	$196,000
Leonard S. Coleman, Jr.	$105,000	$100,000	$205,000
Errol M. Cook	$ 96,000	$100,000	$196,000
Susan S. Denison	$105,000	$100,000	$205,000
Michael A. Henning	$ 36,000	$160,000	$196,000
John R. Murphy	$ 72,000	$160,000	$232,000
John R. Purcell	$111,000	$100,000	$211,000
Linda Johnson Rice	$ 66,000	$130,000	$196,000
Gary L. Roubos	$119,000	$100,000	$219,000

(1) Bruce Crawford is an executive officer of Omnicom and does not receive director compensation. In fiscal year 2007, Mr. Crawford received a base salary of $400,000 and a payment under his Executive Salary Continuation Plan Agreement in the amount of $985,000.

(2) This column reports the amount of cash compensation earned in 2007 for Board and committee service.

(3) The amount reported in the "Stock Awards" column for each director reflects the dollar amount recognized for financial statement reporting purposes for the fair value of common stock granted in 2007, in accordance with FAS 123R. Fair value is calculated using the average of the high and low price of Omnicom's stock on the day prior to the grant. The amounts reported include shares deferred in 2007 pursuant to the outside director equity plan by Messrs. Clark, Cook, Henning, Murphy and Purcell, and Mses. Denison and Rice. The fair market value for each quarterly stock award was $25,000 for Messrs. Clark, Coleman, Cook, Purcell and Roubos and Ms. Denison. The fair market value for each quarterly stock award was $40,000 for Messrs. Henning and Murphy. The fair market value for each quarterly stock award was $32,500 for Ms. Rice.

No Other Compensation. Directors received no compensation in 2007 other than that above described. We do not have a retirement plan for directors and they receive no pension benefits.

Stock Ownership Requirement. The Board adopted stock ownership guidelines for our directors in 2004. The director guidelines provide, in general, that our directors must own Omnicom stock equal to or greater than five times their annual cash retainer within five years of adoption of the guidelines or within five years of their joining the Board, whichever is later.

EQUITY COMPENSATION PLANS

Our principal equity plan for employees is our 2007 Incentive Award Plan (our "Incentive Award Plan"), which was approved by shareholders last year and replaced both (i) all prior employee equity incentive plans and (ii) our Director Equity Plan, which was approved by shareholders at our Annual Meeting in 2004. The Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc., provided analysis and input on the Incentive Award Plan. As a result of the adoption of the Incentive Award Plan, no new awards may be made under any of Omnicom's prior equity plans. Outstanding equity awards under prior plans, however, were not affected by the adoption of our Incentive Award Plan.

The purposes of the Incentive Award Plan is to promote the success and enhance the value of Omnicom by continuing to link the personal interest of participants to those of Omnicom stockholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom stockholders. The Incentive Award Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units.

Persons eligible to participate in the Incentive Award Plan include all employees and consultants of Omnicom and its subsidiaries, members of our Board of Directors or, as applicable, members of the board of directors of a subsidiary, as determined by the committee administering the Incentive Award Plan (the "IAP Committee"). The IAP Committee is appointed by our Board, and currently is comprised of the members of our Compensation Committee. With respect to awards to independent directors, Omnicom's Board administers the Incentive Award Plan.

All of our current equity compensation plans have been approved by shareholders. The following table provides information about our current equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	21,711,535	$38.26	34,002,967(1)
Equity compensation plans not approved by security holders	—	—	
Total	21,711,535	$38.26	34,002,967

(1) The maximum number of shares that may be issued under our Incentive Award Plan is 37,000,000 shares of our common stock, less one share of common stock for every share that was subject to an option or stock appreciation right granted after December 31, 2006 from any of the prior equity plans and three shares of common stock for every one share that was subject to an award other than an option or stock appreciation right granted after December 31, 2006, from the prior equity plans. Any shares of common stock that are subject to options or stock appreciation rights granted from our Incentive Award Plan is counted against this limit as one share of common stock for every one share of common stock granted. Any shares of common stock that are subject to awards other than options or stock appreciation granted from the Incentive Award Plan is counted against this limit as three shares of common stock for every one share of common stock granted. The figure above includes 32,940,504 shares that may be issued under our Incentive Award Plan, which assumes that all securities available for future issuance are subject to options or stock appreciation rights. If all securities available for future issuance were subject to awards other than options or stock appreciation rights, this figure would be 10,980,168. In addition, this figure includes 1,062,463 shares that remained available for purchase as of December 31, 2007 under the employee stock purchase plan, which is a tax-qualified plan in which all eligible full-time and part-time domestic employees may participate.

STOCK OWNERSHIP

The following table sets forth certain information as of the close of business on March 1, 2008 (except as otherwise noted), with respect to the beneficial ownership(1) of our common stock by:

- each person known by Omnicom to own beneficially more than 5% of our outstanding common stock;
- each current director or nominee;
- each named executive officer; and
- all directors and executive officers as a group.

Name	Number of Shares Owned(2)	Options Exercisable within 60 days	Total Beneficial Ownership	Percent of Shares Outstanding(3)
UBS Global Asset Mgt. (Americas) Inc. (4)	17,651,321	—	17,651,321	5.5%
John Wren	972,550	7,000,000	7,972,550	2.5%
Charles Brymer	49,672	140,000	189,672	*
Robert Charles Clark	10,111	—	10,111	*
Leonard Coleman, Jr.	17,528	—	17,528	*
Errol Cook (5)	14,911	—	14,911	*
Bruce Crawford	251,640	—	251,640	*
Susan Denison	20,846	—	20,846	*
Thomas Harrison	180,452	1,440,000	1,620,452	*
Michael Henning	17,867	—	17,867	*
John Murphy	23,836	—	23,836	*
John Purcell (6)	97,571	—	97,571	*
Linda Johnson Rice	11,707	—	11,707	*
Andrew Robertson	36,406	480,000	516,406	*
Gary Roubos	23,730	—	23,730	*
Randall Weisenburger (7)	403,511	3,000,000	3,403,511	1.1%
All directors and executive officers as a group (21 persons)	2,446,671	13,353,334	15,800,005(8)	4.9%

* less than 1%.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2) This column lists voting securities and securities the payout of which has been deferred at the election of the holder, including restricted stock held by executive officers. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported. The amounts in the column include:

- shares held pursuant to executive restricted stock program, namely, Mr. Harrison—43,400 shares, Mr. Robertson—8,000 shares, Mr. Brymer—15,600 shares, and Mr. Weisenburger—12,000 shares;
- shares held pursuant to the outside director equity plan, the payout of which has been deferred at the election of the holder, namely, Mr. Clark—7,411 shares, Mr. Cook—7,411 shares, Ms. Denison—10,472 shares, Mr. Henning—13,367, Mr. Murphy—13,210 shares, Mr. Purcell—7,411 shares, and Ms. Rice—8,077 shares; shares previously held under restricted stock awards, the payout of which has been deferred at the election of the holder, namely, Mr. Wren—185,992 shares, Mr. Harrison—113,200 shares and Mr. Weisenburger—124,600 shares;
- shares credited under the Omnicom Group Retirement Savings Plan, namely, Mr. Wren—20,764 shares, Mr. Brymer—758 shares, Mr. Harrison—3,824 shares, and Mr. Weisenburger—1,293 shares; and
- shares purchased under an employee stock purchase plan, namely, Mr. Brymer—1,942 shares, Mr. Harrison—5,628 shares and Mr. Weisenburger—5,618 shares.

(footnotes continued on following page)

(3) The number of shares of common stock outstanding on March 1, 2008 was 321,354,674, excluding securities the payout of which has been deferred at the election of the holder. The percent of common stock is based on such number of shares and is rounded off to the nearest one-tenth of a percent.

(4) Stock ownership is as of December 31, 2007, and is based solely on a Schedule 13G/A filed with the SEC on February 11, 2008, by UBS AG for the benefit and on behalf of the UBS Global Asset Management business group of UBS AG. UBS Global Asset Management (Americas) Inc., a member of the UBS Global Asset Management business group of UBS AG, is identified as the subsidiary which acquired the shares being reported. In the filing, UBS AG reported having sole voting power over 15,556,461 shares and shared dispositive power over 17,651,321 shares. UBS AG has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of UBS AG is Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.

(5) Includes 7,000 shares that are held in a joint account shared by Mr. Cook and his wife.

(6) Includes 4,100 shares that are held by Mr. Purcell's wife. Mr. Purcell disclaims beneficial ownership of shares held by his wife.

(7) Includes 80,000 shares that are held in a joint account shared by Mr. Weisenburger and his wife.

(8) Includes 87,000 shares over which there are shared voting and investment power; and 267,000 shares of restricted stock.

AUDIT RELATED MATTERS

Fees Paid to Independent Auditors

The following table shows information about fees billed by KPMG LLP and affiliates for professional services (as well as all "out-of-pocket" costs incurred in connection with these services) rendered for the last two fiscal years:

	2007	Approved by Audit Committee	2006	Approved by Audit Committee
Audit Fees (1)	$20,855,131	100%	$19,006,500	100%
Audit-Related Fees (2)	$ 1,668,960	100%	$ 1,075,085	100%
Tax Fees (3)	$ 573,415	100%	$ 617,355	100%
All Other Fees (4)	—		—	
Total Fees	$23,097,506		$20,698,940	

(1) *Audit Fees* consist of fees for professional services for the audit or review of our consolidated financial statements or for audit services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements. Audit Fees in 2006 and 2007 include the audit of management's assessment of internal controls over financial reporting.

(2) *Audit-Related Fees* consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees, including due diligence related to mergers and acquisitions and special procedures to meet certain statutory requirements.

(3) *Tax Fees* consist primarily of fees for tax compliance including the review and preparation of statutory tax returns and other tax compliance related services.

(4) *All Other Fees* are fees for any products or services not included in the first three categories.

In deciding to reappoint KPMG LLP to be our auditors for 2008, the Audit Committee considered KPMG LLP's provision of services in the last two years to assure that it was compatible with maintaining KPMG LLP's independence. The committee determined that these fees were compatible with the independence of KPMG LLP as our independent auditors.

The Audit Committee has adopted a policy that requires it to pre-approve each audit and permissible non-audit service rendered by KPMG LLP except for items exempt from pre-approval requirements by applicable law. On a quarterly basis, the Audit Committee reviews and generally pre-approves specific types of services and the range of fees that may be provided by KPMG LLP without first obtaining specific pre-approval from the Audit Committee. The policy requires the specific pre-approval of all other permitted services and all other permitted services were pre-approved in 2007.



Leonard S. Coleman, Jr.
Age: 59
Director since 1993
Member of the Compensation and Governance Committees

Mr. Coleman was Senior Advisor, Major League Baseball from 1999 until 2005. Previously, he was Chairman of Arena Co., a subsidiary of Yankees/Nets, until September 2002. Before that, he was President, National League, Major League Baseball. Mr. Coleman is a director of Avis Budget Group, H.J. Heinz Corporation, Churchill Downs Inc. and Electronic Arts Inc.



Errol M. Cook
Age: 68
Director since 2003
Member of the Audit and Governance Committees

Mr. Cook is a private investor and consultant. Previously, he was a managing director and partner of Warburg Pincus from March 1991 until his retirement in February 1999. Before that, Mr. Cook was a Senior Partner of Ernst & Young (August 1961–September 1989) and a Managing Director of Schroders (September 1989–March 1991).



Susan S. Denison
Age: 62
Director since 1997
Member of the Compensation and Governance Committees

Ms. Denison is a partner of Cook Associates, an executive search firm, a position she has held since June 2001. Previously, she served as a Partner at TASA Worldwide/Johnson, Smith & Knisely and the Cheyenne Group. She also served as Executive Vice President, Madison Square Garden and Executive Vice President and General Manager at Showtime Networks. Ms. Denison is also a director of InterCure, Inc.



Michael A. Henning
Age: 67
Director since 2003
Member of the Audit and Compensation Committees

Mr. Henning was Deputy Chairman of Ernst & Young from December 1999 to October 2000 and Chief Executive Officer of Ernst & Young International from September 1993 to December 1999. He is also a director of CTS Corporation, Landstar System, Inc. and Highlands Acquisition Corp.



John R. Murphy
Age: 74
Director since 1996
Chairman of the Audit Committee and member of the Finance Committee

Mr. Murphy is Vice Chairman of National Geographic Society, a position he has held since March 1998. From May 1996 until March 1998, Mr. Murphy was President and Chief Executive Officer of National Geographic Society. He is a trustee of Mercer University, a trustee and Chairman of the Board of the PNC Mutual Funds and Chairman of the Board of the PNC Alternative Fund. Mr. Murphy is also a past president of the U.S. Golf Association.



John R. Purcell
Age: 76
Director since 1986
Chairman of the Governance Committee and member of the Finance Committee

Mr. Purcell is Chairman and Chief Executive Officer of Grenadier Associates Ltd., a merchant banking and financial advisory firm. He served as Chairman of Donnelley Marketing, Inc., a database direct marketing firm, from 1991 to 1996. He formerly served as Chief Executive Officer of SFN Cos. Inc., as Executive Vice President of CBS, Inc. and as Senior Vice President & Chief Financial Officer of Gannett Co., Inc.

(3) The number of shares of common stock outstanding on March 1, 2008 was 321,354,674, excluding securities the payout of which has been deferred at the election of the holder. The percent of common stock is based on such number of shares and is rounded off to the nearest one-tenth of a percent.

(4) Stock ownership is as of December 31, 2007, and is based solely on a Schedule 13G/A filed with the SEC on February 11, 2008, by UBS AG for the benefit and on behalf of the UBS Global Asset Management business group of UBS AG. UBS Global Asset Management (Americas) Inc., a member of the UBS Global Asset Management business group of UBS AG, is identified as the subsidiary which acquired the shares being reported. In the filing, UBS AG reported having sole voting power over 15,556,461 shares and shared dispositive power over 17,651,321 shares. UBS AG has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of UBS AG is Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.

(5) Includes 7,000 shares that are held in a joint account shared by Mr. Cook and his wife.

(6) Includes 4,100 shares that are held by Mr. Purcell's wife. Mr. Purcell disclaims beneficial ownership of shares held by his wife.

(7) Includes 80,000 shares that are held in a joint account shared by Mr. Weisenburger and his wife.

(8) Includes 87,000 shares over which there are shared voting and investment power; and 267,000 shares of restricted stock.

AUDIT RELATED MATTERS

Fees Paid to Independent Auditors

The following table shows information about fees billed by KPMG LLP and affiliates for professional services (as well as all "out-of-pocket" costs incurred in connection with these services) rendered for the last two fiscal years:

	2007	Approved by Audit Committee	2006	Approved by Audit Committee
Audit Fees (1)	$20,855,131	100%	$19,006,500	100%
Audit-Related Fees (2)	$ 1,668,960	100%	$ 1,075,085	100%
Tax Fees (3)	$ 573,415	100%	$ 617,355	100%
All Other Fees (4)	—		—	
Total Fees	$23,097,506		$20,698,940	

(1) *Audit Fees* consist of fees for professional services for the audit or review of our consolidated financial statements or for audit services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements. Audit Fees in 2006 and 2007 include the audit of management's assessment of internal controls over financial reporting.

(2) *Audit-Related Fees* consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees, including due diligence related to mergers and acquisitions and special procedures to meet certain statutory requirements.

(3) *Tax Fees* consist primarily of fees for tax compliance including the review and preparation of statutory tax returns and other tax compliance related services.

(4) *All Other Fees* are fees for any products or services not included in the first three categories.

In deciding to reappoint KPMG LLP to be our auditors for 2008, the Audit Committee considered KPMG LLP's provision of services in the last two years to assure that it was compatible with maintaining KPMG LLP's independence. The committee determined that these fees were compatible with the independence of KPMG LLP as our independent auditors.

The Audit Committee has adopted a policy that requires it to pre-approve each audit and permissible non-audit service rendered by KPMG LLP except for items exempt from pre-approval requirements by applicable law. On a quarterly basis, the Audit Committee reviews and generally pre-approves specific types of services and the range of fees that may be provided by KPMG LLP without first obtaining specific pre-approval from the Audit Committee. The policy requires the specific pre-approval of all other permitted services and all other permitted services were pre-approved in 2007.

Audit Committee Report

The Audit Committee's primary purpose is to assist the Board in carrying out its oversight responsibilities relating to Omnicom's financial reporting. Management is responsible for the preparation, presentation and integrity of Omnicom's financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and auditing the operating effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has reviewed and discussed with management Omnicom's audited 2007 financial statements as of December 31, 2007. The Committee has also discussed with KPMG LLP the matters required to be discussed under all relevant professional and regulatory standards, which included discussion of the quality of Omnicom's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee has received and reviewed the written disclosures and the letter from KPMG LLP required under all relevant professional and regulatory standards, and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to in this Report, the Audit Committee recommended to the Board that the audited financial statements of Omnicom for the year ended December 31, 2007 be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Members of the Audit Committee
John R. Murphy, Chairman
Robert Charles Clark
Errol M. Cook
Michael A. Henning

ITEMS TO BE VOTED ON

Item 1 – Election of Directors

The current 11 members of the Board have been nominated to continue to serve as directors for another year. All of the nominees have been recommended for re-election to the Board by our Governance Committee and approved and nominated for re-election by the Board.

The Board recommends that shareholders vote FOR all nominees.

The Board has no reason to believe that any of the nominees would be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the Board prior to the meeting may select a substitute nominee or undertake to locate another director after the meeting. If you have submitted a proxy and a substitute nominee is selected, your shares will be voted for the substitute nominee.

In accordance with our by-laws, directors are elected by a plurality of the votes cast. That means the nominees will be elected if they receive more affirmative votes than any other nominees. Our form of proxy permits you to withhold your vote for particular nominees. However, shares represented by proxies so designated will count as being present for purposes of determining a quorum and will not affect whether a given nominee is elected because directors are elected by a plurality of the shares voted at a meeting at which a quorum is present. Such proxies may also be voted on other matters, if any, that may be properly presented at the meeting.

Set forth below is biographical and other information, as of the date of the mailing of this Proxy Statement, about our nominees for election as director, which was confirmed by them for inclusion in this Proxy Statement.



John D. Wren
Age: 55
Director since 1993

Mr. Wren is President and Chief Executive Officer of Omnicom, a position he has held since January 1997. Prior to 1997, he served as President of Omnicom.



Bruce Crawford
Age: 79
Director since 1989
Chairman of the Board and Chairman of the Finance Committee

Mr. Crawford is Chairman of the Board of Omnicom, a position he has held since 1995. He is Honorary Chairman of the Board of The Metropolitan Opera and Chairman Emeritus of Lincoln Center. He is also a Director of Venetian Heritage and The Animal Medical Center.



Robert Charles Clark
Age: 64
Director since 2002
Member of the Audit and Governance Committees

Mr. Clark is a Harvard University Distinguished Service Professor, Harvard Law School. He was Dean and Royall Professor of Law at Harvard Law School from July 1989 through June 2003. He has served as a professor of law at Harvard Law School since 1978, and before that, was a tenured professor at Yale Law School. His specialty is corporate law. Mr. Clark is also a director of Time Warner Inc. and a member of the Board of Trustees of Teachers Insurance and Annuity Association (TIAA).



Leonard S. Coleman, Jr.
Age: 59
Director since 1993
Member of the Compensation and Governance Committees

Mr. Coleman was Senior Advisor, Major League Baseball from 1999 until 2005. Previously, he was Chairman of Arena Co., a subsidiary of Yankees/Nets, until September 2002. Before that, he was President, National League, Major League Baseball. Mr. Coleman is a director of Avis Budget Group, H.J. Heinz Corporation, Churchill Downs Inc. and Electronic Arts Inc.



Errol M. Cook
Age: 68
Director since 2003
Member of the Audit and Governance Committees

Mr. Cook is a private investor and consultant. Previously, he was a managing director and partner of Warburg Pincus from March 1991 until his retirement in February 1999. Before that, Mr. Cook was a Senior Partner of Ernst & Young (August 1961–September 1989) and a Managing Director of Schroders (September 1989–March 1991).



Susan S. Denison
Age: 62
Director since 1997
Member of the Compensation and Governance Committees

Ms. Denison is a partner of Cook Associates, an executive search firm, a position she has held since June 2001. Previously, she served as a Partner at TASA Worldwide/Johnson, Smith & Knisely and the Cheyenne Group. She also served as Executive Vice President, Madison Square Garden and Executive Vice President and General Manager at Showtime Networks. Ms. Denison is also a director of InterCure, Inc.



Michael A. Henning
Age: 67
Director since 2003
Member of the Audit and Compensation Committees

Mr. Henning was Deputy Chairman of Ernst & Young from December 1999 to October 2000 and Chief Executive Officer of Ernst & Young International from September 1993 to December 1999. He is also a director of CTS Corporation, Landstar System, Inc. and Highlands Acquisition Corp.



John R. Murphy
Age: 74
Director since 1996
Chairman of the Audit Committee and member of the Finance Committee

Mr. Murphy is Vice Chairman of National Geographic Society, a position he has held since March 1998. From May 1996 until March 1998, Mr. Murphy was President and Chief Executive Officer of National Geographic Society. He is a trustee of Mercer University, a trustee and Chairman of the Board of the PNC Mutual Funds and Chairman of the Board of the PNC Alternative Fund. Mr. Murphy is also a past president of the U.S. Golf Association.



John R. Purcell
Age: 76
Director since 1986
Chairman of the Governance Committee and member of the Finance Committee

Mr. Purcell is Chairman and Chief Executive Officer of Grenadier Associates Ltd., a merchant banking and financial advisory firm. He served as Chairman of Donnelley Marketing, Inc., a database direct marketing firm, from 1991 to 1996. He formerly served as Chief Executive Officer of SFN Cos. Inc., as Executive Vice President of CBS, Inc. and as Senior Vice President & Chief Financial Officer of Gannett Co., Inc.



Linda Johnson Rice
Age: 50
Director since 2000
Member of the Compensation and Governance Committees

Ms. Rice is President and Chief Executive Officer of Johnson Publishing Company, Inc., positions she has held since 2002. Ms. Rice is also a director of Kimberly-Clark Corporation and MoneyGram International, Inc.



Gary L. Roubos
Age: 71
Director since 1986
Chairman of the Compensation Committee and member of the Finance Committee

Mr. Roubos was Chairman of Dover Corporation, a diversified industrial manufacturing corporation, from May 1989 to May 1999, and Chief Executive Officer of that company from January 1981 to May 1994. He is also a director of Voyager Learning Company.

Item 2 – Ratification of the Appointment of Independent Auditors

In accordance with the Audit Committee's charter, the Audit Committee has appointed KPMG LLP as our independent auditors for our fiscal year ending December 31, 2008. We are submitting the selection of our independent auditors for shareholder ratification at the 2008 Annual Meeting. KPMG LLP has been our independent auditor since June 2002.

Representatives of KPMG LLP are expected to be present at the 2008 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Audit Committee is not bound by the results of the vote regarding ratification of the independent auditors. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain KPMG LLP, but still may retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Omnicom and its shareholders.

The Board recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as our independent auditors.

Approval of this proposal requires the favorable vote of the holders of a majority of the shares voting on the proposal.

INFORMATION ABOUT VOTING AND THE MEETING

Quorum; Required Vote; Effect of an Abstention and Broker Non-Votes

More than 50% of the shares entitled to vote will constitute a quorum for the transaction of business at the 2008 Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists. Broker non-votes are proxies returned by brokers or other nominees who do not vote on a particular item because they did not receive instruction from the beneficial owner and were not permitted to exercise discretionary voting authority. If a quorum is not present, the shareholders who are present or represented may adjourn the meeting until a quorum exists. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice need be given. We will, however, publish a press release if the meeting is adjourned to another date. An adjournment will have no effect on business that may have already been conducted at the meeting.

In order to ratify the appointment of KPMG LLP as our independent auditors, assuming a quorum exists, the affirmative vote of the holders of a majority of the shares represented at the meeting and actually voted is required. In order to obtain approval of the election of any nominee as a director, assuming a quorum exists, a plurality vote is required. Abstentions, broker non-votes and withheld votes will not be considered as votes cast in favor or against any proposal. As a result, abstentions, broker non-votes and, in the case of election of directors, withheld votes, will have no effect on the matters brought to a vote at the meeting.

Voting

You can vote your shares by proxy card, through the Internet, by telephone or in person. We have adopted the Internet and telephone voting procedures to authenticate shareholders' identities, to allow shareholders to provide their voting instructions and to confirm that their instructions have been recorded properly. By submitting your proxy through the Internet, by telephone or by using the proxy card, you will authorize two of our officers or their designees to represent you and vote your shares at the meeting in accordance with your instructions or, if no instructions are given, in their discretion. They may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any adjournments or postponements of the meeting.

Fidelity Management Trust Company, as trustee under our retirement savings plan, and Computershare Trust Company, Inc., as administrator of our employee stock purchase plan, will vote common stock held in the plans as indicated by participants in whose accounts the shares are held, whether or not vested, on their proxies. Please note that your shares held in either plan will be voted as you instruct if your proxy card, telephone or Internet voting instructions are received on or before 11:59 p.m. Eastern Daylight Time on Tuesday, May13, 2008. In accordance with the terms of the retirement savings plan, Fidelity Management Trust Company will vote all shares for which it does not receive voting instructions by the deadline provided above in the same proportion on each issue as it votes the shares for which it does receive instructions. In accordance with the terms of the employee stock purchase plan, Computershare Trust Company, Inc. will not vote shares for which it does not receive voting instructions by the deadline provided above.

Voting by Street Name Holders

If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee, the broker, bank or other nominee, as the record holder of the shares, is required to vote those shares according to your instructions. Your broker, bank or other nominee should have sent you a voting instruction card for you to use in directing it on how to vote your shares.

Under existing rules, if your broker holds your shares in its name and you have not given voting instructions, your broker nonetheless has the discretion to authorize the designated proxies to act, except on certain matters. As such, they could vote in respect of the election of directors and the ratification of the appointment of KPMG LLP as our independent auditors.

"Default" Voting

If you submit a proxy but do not indicate any voting instructions, your shares will be voted FOR the election of all nominees for director and FOR the ratification of the appointment of KPMG LLP. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted according to the discretion of the holders of the proxy.

Right to Revoke

If you submit your proxy, you may change your voting instructions at any time prior to the vote at the 2008 Annual Meeting. For shares held directly in your name, you may change your vote by granting a new proxy, through the Internet, by telephone or in writing, which bears a later date (thereby automatically revoking the earlier proxy) or by attending the Annual Meeting and voting in person. For shares beneficially owned by you, but held in "street name" by a broker, bank or other nominee, please refer to the information forwarded to you by your broker, bank or other nominee for instructions on revoking or changing your proxy.

Tabulation of Votes

Mellon Investor Services will act as inspectors at the 2008 Annual Meeting. They will determine the presence of a quorum and will tabulate and certify the votes.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC. Purchases and sales of our common stock by such persons are published on our website at http://www.omnicomgroup.com.

Based solely upon a review of the copies of such reports filed with the SEC, and on written representations from our reporting persons, we believe that all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of our common stock were complied with during 2007, with the following exceptions. Last year, Peter Mead and Michael Birkin each filed a late Form 4 to report a transaction that should have been reported earlier on a Form 4. These reports were filed late due to administrative oversight.

Transactions with Related Persons

We review all relationships and transactions between Omnicom or its subsidiaries and related persons to determine whether such persons have a direct or indirect material interest. Related persons include any director, nominee for director, officer or their immediate family members. Although we do not have a written policy governing such transactions, Omnicom's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As part of this process, and pursuant to our Audit Committee's charter, the Audit Committee reviews our policies and procedures with respect to related person transactions. These policies and procedures have been communicated to, and are periodically reviewed with, our directors and executive officers, and the Audit Committee documents in its minutes any actions that it takes with respect to such matters. Under SEC rules, transactions that are determined to be directly or indirectly material to Omnicom, its subsidiaries or a related person are required to be disclosed in Omnicom's Proxy Statement. In the course of reviewing a related party transaction, Omnicom considers (a) the nature of the related person's interest in the transaction, (b) the material terms of the transaction, (c) the importance of the transaction to the related person and Omnicom or its subsidiaries, (d) whether the transaction would impair the judgment of a director or officer to act in the best interest of Omnicom, and (e) any other matters deemed appropriate.

Based on the information available to us and provided to us by our directors and officers, we do not believe that there were any such material transactions in effect since January 1, 2007, or any such material transactions proposed to be entered into during 2008.

Expense of Solicitation

We will bear all costs of this proxy solicitation. Proxies may be solicited by mail, in person, by telephone or by facsimile or electronic transmission by our officers, directors, and regular employees. We may reimburse brokerage firms, banks, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies. For these services, we will pay D.F. King & Co. a fee of approximately $9,000 and reimburse it for certain out-of-pocket disbursements and expenses.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by Omnicom under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Executive Compensation: Compensation Committee Report," "Audit Related Matters: Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

Availability of Certain Documents

This Proxy Statement and our 2007 Annual Report to Shareholders are available, beginning April 4, 2008, at our website at http://www.omnicomgroup.com. Additionally, and in accordance with the new SEC rules, you may access our Proxy Statement at http://bnymellon.mobular.net/bnymellon/omc, which does not have "cookies" that identify visitors to the site. You also may obtain a copy of this document, our 2007 Annual Report on Form 10-K filed with the SEC, our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for Senior Financial Officers and the charters for our Audit, Compensation, Governance, Finance and Qualified Legal Compliance Committees, without charge, by writing to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. All of these documents also are available through our website at http://www.omnicomgroup.com. Please note that the information contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Delivery of Documents to Shareholders Sharing an Address

If you are the beneficial owner of shares of our common stock held in "street name" by a broker, bank or other nominee, your broker, bank or other nominee may only deliver one copy of this Proxy Statement and our 2007 Annual Report to multiple shareholders who share an address unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders at a shared address. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and our 2007 Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, now or in the future, should submit this request by writing to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary or calling our corporate secretary at (212) 415-3600. Beneficial owners sharing an address who are receiving multiple copies of Proxy Statements and Annual Reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

Any shareholder who wishes to present a proposal for inclusion in next year's Proxy Statement and form of proxy must deliver the proposal to our principal executive offices no later than the close of business on December 26, 2008. Proposals should be addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary.

Our by-laws require that written notice of the proposal be provided to our corporate secretary no less than 60 days prior to the date set for the meeting, which was March 17, 2008 for the 2008 Annual Meeting. In order for a nomination or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting shareholder, the information as to such nominee and shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director or approval of such proposal and such solicitation were one to which Rules 14a-3 to 14a-12 under the Securities Exchange Act of 1934, as amended, apply. A copy of the applicable by-law provisions may be obtained, without charge, upon written request addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

MICHAEL J. O'BRIEN
Secretary

New York, New York
April 4, 2008

Please mark with



1. Election of Directors

01 John D. Wren
02 Bruce Crawford
03 Robert Charles Clark
04 Leonard S. Coleman, Jr.
05 Errol M. Cook
06 Susan S. Denison
07 Michael A. Henning
08 John R. Murphy
09 John R. Purcell
10 Linda Johnson Rice
11 Gary L. Roubos

FOR ALL NOMINEES ☐ WITHHOLD FROM ALL NOMINEES ☐

FOR all, except vote WITHHELD from the following nominee(s):

____

2. Ratification of KPMG LLP as our independent auditors for 2008

FOR ☐ AGAINST ☐ ABSTAIN ☐

The Board of Directors recommends that you vote FOR Items 1 and 2.



Signature ______________________ Joint Signature if held jointly ______________________ Date: ______________, 2008

Please sign exactly as your name appears on this proxy. If stock is held in the name of joint holders, each should sign. If you are signing as a trustee, executor, etc., please so indicate. Please mark, sign, date and mail this card promptly in the postage prepaid return envelope provided.

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Dear Shareholder:

For your reference, the Proxy Statement to solicit proxies for our 2008 Annual Meeting of Shareholders and our 2007 Annual Report to Shareholders are available, beginning April 4, 2008, at our website at http://www.omnicomgroup.com. Additionally, and in accordance with the new SEC rules, you may access our Proxy Statement by following the instructions included in the Notice of Internet Availability of Proxy Materials we mailed on or about April 4, 2008.

We have established different ways to vote your shares. You may appoint your proxies to vote your shares by mailing the enclosed proxy card, or through the Internet or via toll-free telephone, 24 hours a day, 7 days a week. Please note that all proxy appointments through the Internet or by telephone must be received by 11:59 p.m. Eastern Time, on Tuesday, May 13, 2008, for shares held in our employee plans and by 11:59 p.m. Eastern Time, on Thursday, May 15, 2008, for all other shares.

To vote over the Internet:

- Log on to the Internet and go to the website: http://www.proxyvoting.com/omc
- Have this proxy card ready
- Follow the instructions that appear on your computer screen

To vote over the telephone:

- On a touch-tone telephone, call 1-866-540-5760
- Have this proxy card ready
- Follow the recorded instructions

Your Internet or telephone authorization allows the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

If you elect to appoint your proxies by Internet or by telephone, you do NOT need to mail back your proxy card.

OMNICOM GROUP INC.
437 Madison Avenue • New York, New York 10022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2008.

The undersigned hereby appoints Randall J. Weisenburger and Michael J. O'Brien, and each of them, as proxies, each with full power of substitution, to vote all shares of common stock of Omnicom Group Inc. that the undersigned is entitled to vote at the 2008 Annual Meeting of Shareholders to be held on May 16, 2008, and at any postponements or adjournments thereof, as specified on the reverse of this proxy card and in their discretion upon such other matters as may properly come before such Annual Meeting and at any postponements or adjournments thereof. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.

This proxy, when properly executed, will be voted in the manner directed by you if received by 11:59 p.m. Eastern Time, on Thursday, May 15, 2008. **If you do not give any direction, this proxy will be voted *FOR* Items (1) and (2) and in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.**

If the undersigned is a participant in our employee retirement savings plan and/or our employee stock purchase plan and has Omnicom stock allocated to his or her account(s), then the undersigned directs the trustee or the administrator of the relevant plan likewise to appoint the above-named individuals as proxies to vote and act with respect to all shares of such stock so allocated in the manner specified on the reverse of this card and in their discretion on all other matters as may properly come before the meeting. If you are such a participant and your voting instructions are not received by 11:59 p.m. Eastern Time, on Tuesday, May 13, 2008, the trustee of the employee retirement saving plan will vote your plan shares in the same proportion as it votes all other shares in the plan for which it has received timely voting instructions and the administrator of the employee stock purchase plan will not vote your shares.

Please specify your choices by marking the appropriate boxes on the REVERSE SIDE. You need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. It is important that your shares are represented at this meeting, whether or not you attend the meeting in person. Therefore, please complete the reverse side and mail it or use our Internet or toll-free telephone voting system explained on the reverse side.

(Continued and to be dated and signed on the reverse side)

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FOR INTERNET AND TELEPHONE PROXY INSTRUCTIONS, SEE REVERSE SIDE

END